April 6, 2007

Ms. Maryse Mills-Apenting (Mail Stop 4561)
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Bridgeline Software, Inc.
Registration Statement on Form SB-2
Commission File No. 333-139298

Dear Ms. Mills-Apenting:

Pursuant to conversations between Mr. Marc Thomas of the Division of Corporation Finance and Daniele Ouellette Levy of my office, on behalf of Bridgeline Software, Inc. (the “Company”), I enclose for filing through EDGAR copies of each of the exhibits to my letter to you of April 2, 2007. That letter, a copy of which is also enclosed for your convenience, was originally submitted in connection with the filing of Amendment No. 2 to the Company’s registration statement on Form SB-2 (Commission File No. 333-139298).

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 6, 2007

If you require additional information concerning the registration statement, please contact either the undersigned or Daniele Ouellette Levy of this firm at 781-622-5930.

Thank you very much.

Very truly yours,

                              /s/ Carl F. Barnes
Carl F. Barnes

Enclosures:

Exhibit A -	Copies of the graphics referenced in Comment 2
Exhibit B -	Dilution calculations referenced in Comment 20
Exhibit C -	List of all investors, stock prices and funds raised in the private placements referenced in Comment 30
Exhibit D -	Excerpts from the industry reports referenced in Comment 40
Exhibit E -	Analysis of the Company’s products and services referenced in Comments 78 and 81
Exhibit F -	Stock option grant and related information referenced in Comment 90
Exhibit G -	Analysis of the fair value of the Company’s common stock referenced in Comment 91
Exhibit H -	Computations and reconciliations of the fair value of the Company’s common stock referenced in Comment 92

cc:           Mr. Marc D. Thomas
Mr. Thomas Massie
Mr. Gary Cebula
Joseph C. Marrow, Esq.
Daniele Ouellette Levy, Esq.
F. Alec Orudjev, Esq.

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EXHIBIT B
Bridgeline Software, Inc.
Dilution
(Amounts in thousands except shares and per share data)
as of December 31, 2006

All dilution computions appearing on pages 12, 19, 25 and 26 of the Prospectus are illustrated and highlighted below in yellow.
	(1)	(2)			(3)		(4)
	Historical	Pro Forma Offering Adjustments		As Adjusted for Offering	Pro Forma OW Adjustments	As Adjusted for Offering and OW	Adjustments for Full OW Earn-Out	As Adjusted for Offering, OW and Earn-Out
Net tangible book value;
Total stockholder's equity	$5,093	$13,850		$18,943	$2,700	$21,643	$800	$22,443
Intangible assets, net	(271)	—		(271)		(271)		(271)
Goodwill, net	(6,409)	—		(6,409)	(3,937)	(10,346)	(800)	(11,146)
Tangible assets - acquisition				—		—		—
Deferred finaning fees	(151)	151		—		—		—
Deferred IPO Costs	(306)	306		—		—		—
Unamortized debt discount	(167)	167		—	—	—	—	—
Net tangible book value	(2,211)	14,474		12,263	(1,237)	11,026	—	11,026
	(A)	(I	)	(C )		(E )		(G	)
	PG 25			Pg 25		Pg 25
Shares outstanding;
Total shares	4,273,833	3,000,000		7,273,833	490,909	7,764,742	145,454	7,910,196
				(D )		(F )		(H	)
	(B)
Dilution;
Assumed initial public offering price per share (AA)				$5.50		$5.50		$5.50
Net tangible book value (deficit) per share of
Common Stock before the offering (A / B), (Z)		(0.52)		(0.52)	(0.52)	(0.52)		(0.52)
Reduction in deficit in net tangible book value		(Z) = (A) / (B	)
per share of Common Stock attributable		PG 25
to new investors (Y-Z)		2.21		2.21	2.21	2.21		2.21
Reduction (increase) \ in deficit in net tangible book value		(Y) - (Z	)
per share of Common Stock attributable
to the acquisition of OW		—		—	(0.27)	(0.27)		(0.27)
Pro forma net tangible book value per share						Pg 19
of Common Stock after the offering (Y)				1.69		1.42		1.39
				(Y) = (C) / (D) Pg 25		(Y) = (E) / (F )		(Y) = (G) / (H	)
						Pg 25

Dilution per share to new investors				$3.81		$4.08		$4.11		Pg 12
				69%		74%		75%
				(AA) - (Y)		(AA) - (Y )		(AA) - (Y	)
				Pg 25		Pg 12, 25
Additional Dilution resulting from Full Earn-Out Consideration								0.03		Pg 12

Increase in NTBV to Existing Shareholders		3.39
		(I) / (B)
Increase in NTBV to Existing Shareholders		Pg 25				2.58		2.58
						(E) / (B)		(G) / (B	)
						Pg 25

Exhibit B - Page 1

Bridgeline Software, Inc.
Dilution
(Amounts in thousands except shares and per share data)
as of December 31, 2006

All dilution computions appearing on pages 12, 19, 25 and 26 of the Prospectus are illustrated and highlighted below in yellow.

	(5)		(2)		(6)
Historical	Pro Forma Option / Warrant Adjustments	As Adjusted Option / Warrant	Pro Forma Offering Adjustments	As Adjusted for Offering	Pro Forma Overallotment Adjustments	As Adjusted for Overallotment
Net tangible book value;	$5,093	$8,150		$13,243	$13,850		$27,093		$2,222		$29,315
Total stockholder's equity	(271)	-		(271)			(271)				(271)
Intangible assets, net	(6,409)	-		(6,409)			(6,409)		-		(6,409)
Goodwill, net	-			-			-				-
Tangible assets - acquisition	(151)	-		(151)	151		-				-
Deferred finaning fees	(306)			(306)	306		-				-
Deferred IPO Costs	(167)	-		(167)	167		-		-		-
Unamortized debt discount	(2,211)	8,150		5,939	14,474		20,413		2,222		22,635
Net tangible book value	(A )	(J	)	(K )	(L	)	(M	)	(N	)	(O	)
				Pg 26			Pg 26				Pg 26

Shares outstanding;	4,273,833	1,481,875		5,755,708	3,000,000		8,755,708		450,000		9,205,708
Total shares	(B )			(P )			(Q	)			(R	)
				1.03			2.33				2.46

Dilution;				$5.50			$5.50				$5.50
Assumed initial public offering price per share (AA)
Net tangible book value (deficit) per share of		(0.52)		(0.52)	(0.52)		(0.52)		(0.52)		(0.52)
Common Stock before the offering (A/B),(Z)		(A)/(B)=(Z	)
Reduction in deficit in net tangible book value
per share of Common Stock attributable		1.55		1.55	1.55		1.55		1.55		1.55
to new investors (Y-Z)		(Y) - (Z	)
Reduction (increase) \ in deficit in net tangible book value
per share of Common Stock attributable		-		-	1.30		1.30		1.43		1.43
to the acquisition of OW
Pro forma net tangible book value per share				1.03			2.33				2.46
of Common Stock after the offering (Y)				(Y) = (K) / (N )			(Y) = (L) / (O	)			(Y) = (M) / (P	)
				Pg 26			Pg 26				Pg 26

				$4.47			$3.17				$3.04
Dilution per share to new investors				81%			58%				55%
				(AA) - (Y)			(AA) - (Y	)			(AA) - (Y	)
							Pg 26				Pg 26

Additional Dilution resulting from Full Earn-Out Consideration
		1.91			2.51				0.25
Increase in NTBV to Existing Shareholders		(J) / (B	)		(L) / (P	)			(N) / (Q	)
				1.39			4.78				5.30
Increase in NTBV to Existing Shareholders				(K) / (B )			(M) / (B	)			(O) / (B	)
							Pg 26				Pg 26

Exhibit B - Page 2

Bridgeline Software, Inc.
Dilution
(Amounts in thousands except shares and per share data)
as of December 31, 2006

All dilution computions appearing on pages 12, 19, 25 and 26 of the Prospectus are illustrated and highlighted below in yellow.

NOTES

(1) Historical information is per the Company's balance sheet as of December 31, 2006

(2) Pro Forma Offering Adjustments
Common Stock
Sale of shares to the public	3,000,000
Underwriters's over allotment	-
Issuance of shares to aquire OW	-
Increase in shares outstanding	3,000,000
Par value	0.001
Par value of common stock	3,000

Additional paid-in capital
Shares issued	3,000
Estimated IPO price per share	5.50
Estimated proceeds	16,500
Less: Par value of common stock issued	(3)
Underwriter's fee	(1,774)
Other estimated expenses of issuance	(558	)i)
Other

Estimated additional paid in capital	14,165

Accumulated deficit
Deferred finaning fees	(151)
Unamortized debt discount	(167)
	(318)

Common Stock	3

Total Proforma Adjustments	13,850

i) Other estimated expenses of issuance
Expenses (from SB-2)
SEC	2,660
NASD	2,985
Nasdaq	35,000
BSE	10,000
Accounting Only Accounting fees related to offering	125,000
Legal	200,000
Blue Sky	20,000
Printing	50,000
Misc	113,000

558,645

Exhibit B - Page 3

Bridgeline Software, Inc.
Dilution
(Amounts in thousands except shares and per share data)
as of December 31, 2006

All dilution computions appearing on pages 12, 19, 25 and 26 of the Prospectus are illustrated and highlighted below in yellow.

(3)Pro Forma Adjustments for Objectware Acquisition

Stockholders' Equity
Common Stock
Shares			490,909
Share Price			$5.50	2,700

FMV of Asset Purchased
Gross Assets				-
Less: Goodwill				(3,937)

Net Tangible Assets				(3,937)

Total Adjustment				(1,237)

(4) Pro Forma Adjustments for Full Earn-Out on Objectware Acquisition

Total Stock Value of Potential Earn Out			800,000
Share Price			$5.50

Estimated Shares				145,455

(5) Pro Forma Adjustments for Value of Options and Warrants at IPO Price

12/31/2006	Options	903,606	$5.50	4,970
12/31/2006	Warrants	578,269	$5.50	3,180

Total Value of Options at IPO Price				8,150

(6) Pro Forma Adjustment for Over Allotment

Pro Forma Equity Adjustment with Over Allotment				16,072
Pro Forma Equity Adjustment without Over Allotment				13,850

Over Allotment Adjustment				2,222

Exhibit B - Page 4

Bridgeline Software, Inc.
Dilution - With Over Allotment
(Amounts in thousands except shares and per share data)
as of December 31, 2006

All dilution computions appearing on pages 12, 19, 25 and 26 of the Prospectus are illustrated and highlighted below in yellow.

							(4)	As
	(1)	(2)			(3)	As	Adjustments	Adjusted
		Pro Forma		As	Pro Forma	Adjusted	for Full	for Offering,
		Offering		Adjusted	OW	for Offering	OW	OW
	Historical	Adjustments		for Offering	Adjustments	and OW	Earn-Out	and Earn-Out
Net tangible book value;
Total stockholder's equity	$5,093	$16,072		$21,165	$2,700	$23,865	800	24,665
Intangible assets, net	(271)	-		(271)		(271)		(271)
Goodwill, net	(6,409)	-		(6,409)	(3,937)	(10,346)	(800)	(11,146)
Tangible assets - acquisition	-			-	-	-		-
Deferred finaning fees	(151)	151		-		-		-
Deferred IPO Costs	(306)	306		-		-		-
Unamortized debt discount	(167)	167		-	-	-		-
Net tangible book value	$(2,211)	$16,696		$14,485	$(1,237)	$13,248		$13,248
	(A)	(I	)	(C )		(E )		(G )

Shares outstanding;
Total shares	4,273,833	3,450,000		7,723,833	490,909	8,214,742	145,454	8,360,196
	(B)			(D )		(F )		(H )

Dilution;
Assumed initial public offering price per share (AA)				$5.50		$5.50		5.50
Net tangible book value (deficit) per share of
Common Stock before the offering (A/B), (Z)		(0.52)		(0.52)	(0.52)	(0.52)		(0.52)
Reduction in deficit in net tangible book value		(Z) = (A) / (B	)
per share of Common Stock attributable
to new investors (Y-Z)		2.39		2.39	2.39	2.39		2.39
Reduction (increase) \ in deficit in net tangible book value per share of Common Stock attributable
to the acquisition of OW		-		-	(0.26)	(0.26)		(0.26)
Pro forma net tangible book value per share						Pg 19
of Common Stock after the offering (Y)				1.88		1.61		1.58
				(Y) = (C) / (D)		(Y) = (E) / (F )		(Y) = (G) / (H )

Dilution per share to new investors				$3.62		$3.89		$3.92
				66%		71%		71%
				(AA) - (Y)		(AA) - (Y )		(AA) - (Y )
				Pg 19, 25		Pg 12, 25
Increase in NTBV to Existing Shareholders		3.91
		(i) / (B)
Increase in NTBV to Existing Shareholders		Pg 25				3.10		3.10
						(E) / (B)		(G) / (B )
						Pg 25
Change in Dilution With Shoe				(0.19)		(0.19)		(0.19)

Exhibit B - Page 5

Bridgeline Software, Inc.
Dilution - With Over Allotment
(Amounts in thousands except shares and per share data)
as of December 31, 2006

All dilution computions appearing on pages 12, 19, 25 and 26 of the Prospectus are illustrated and highlighted below in yellow.

(1) Historical information is per the Company's balance sheet as of December 31, 2006

(2) Pro Forma Offering Adjustments
Common Stock
Sale of shares to the public	3,000,000
Underwriters's over allotment	450,000
Issuance of shares to aquire OW	-
Increase in shares outstanding	3,450,000
Par value	0.001
Par value of common stock	3,450

Additional paid-in capital
Shares issued	3,450
Estimated IPO price per share	5.50
Estimated proceeds	18,975
Less: Par value of common stock issued	(3)
Underwriter's fee	(2,040)
Other estimated expenses of issuance	(545	)i)
Other

Estimated additional paid in capital	16,387

Accumulated deficit
Deferred finaning fees	(151)
Unamortized debt discount	(167)
	(318)

Common Stock	3

Total Proforma Adjustments	16,072

i) Other estimated expenses of issuance
Expenses (from SB-2)
SEC	2,660
NASD	2,985
Nasdaq	35,000
BSE	10,000
Accounting	125,000
Legal	200,000
Blue Sky	20,000
Printing	50,000
Misc	100,000

545,645

Exhibit B - Page 6

Bridgeline Software, Inc.
Dilution - With Over Allotment
(Amounts in thousands except shares and per share data)
as of December 31, 2006

All dilution computions appearing on pages 12, 19, 25 and 26 of the Prospectus are illustrated and highlighted below in yellow.

(3) Pro Forma Adjustments for Objectware Acquisition

Stockholders' Equity
Common Stock
Shares	490,909
Share Price	$5.50	2,700

FMV of Asset Purchased
Gross Assets		-
Less: Goodwill		(3,937)

Net Tangible Assets		(3,937)

Total Adjustment		(1,237)

(4) Pro Forma Adjustments for Full Earn-Out on Objectware Acquisition

Total Stock Value of Potential Earn Out	800,000
Share Price	$5.50

Estimated Shares		145,455

Exhibit B - Page 7

EXHIBIT D
    Excerpts From IDC Market Analysis: Worldwide Content Management Software
    ------------------------------------------------------------------------
                       2006-2010 (IDC Report No. 201781)
                       ---------------------------------

of better integrating content into enterprise applications, so that business processes are content enabled, rather than managing content in separate silos.

As the leading vendors continue to integrate the plethora of products and technologies they acquired during 2003 and 2004 (and even in 2005, though the fevered pace of acquisition relented last year), their integrated content, collaboration, and portal solutions will make attractive replacements for these aging in-house systems and for legacy or less feature-rich systems that are nearing the end of their useful lifespan. The concept of "enterprise content management" is still a new one: Content management systems have been (and very often still are) driven by a specific departmental or line-of-business need. We are a long way from the vision of enterprisewide adoption of a unified platform that combines content management, collaboration around document authoring, and content delivery to the myriad channels (and increasingly, devices) in demand today. And we are still a long way from streamlining the many transitions from digital to paper formats (and back again) that are still a very big part of everyday life within and between organizations.

      [The following supports data on page 52 of the prospectus.]

Organizations are beginning to refresh or replace Web sites that were built four or five years ago as they seek to strengthen their brand identity, improve customer relationships, and enhance customer loyalty by providing new online services. More sophisticated Web content management capabilities are required to support rich interactive experiences that combine digital media, HTML, Web 2.0 user interfaces, and transactional/back-office services in a way that still enables nontechnical users to contribute and maintain content.

      [The following supports data on page 53 of the prospectus.]

Finally, the need to support the digital media life cycle - from creation/authoring through storage and archival to transformation, reuse, and distribution - will increasingly drive adoption of content management systems that have specific support for rich media such as audio and video. Several leading content management vendors have already made DAM acquisitions, others are pursuing DAM opportunities with a unified content management offering, and we are starting to see alliances and integrations between pure-play Web content management vendors and DAM vendors.

CONTENT MANAGEMENT SOFTWARE FORECAST, 2006-2010

Our research continues to show that the market is significantly underpenetrated.
More than 36% of enterprises we surveyed in December still lack a content management system, and another 13% are using homegrown solutions that will be ripe for replacement over the next few years. We believe the market will experience double-digit growth for the next several years as enterprises continue to prioritize and tackle the new content-centric applications that offer the most compelling ROI.

WORLDWIDE

IDC's estimate of the growth of the content management software market through
2010 is presented in Table l. IDC predicts content management market growth will accelerate to 12.7% in 2006 and reach more than 13% per year for the rest of our forecast period. The content management software market will attain revenue of
$3.6 billion in 2006 and $6 billion by 2010, almost double 2005 market revenue.
Table 2 shows the key assumptions underlying this forecast.

                                                                               3
        [The following table supports data on page 53 of the prospectus.]

------------------------------------------------------------------------------------------------------------
TABLE 1
------------------------------------------------------------------------------------------------------------
Worldwide Content Management Software Revenue by Region and Operating
Environment, 2005-2010 ($M)
------------------------------------------------------------------------------------------------------------
                                                                            2005      2005-2010      2010
                     2005     2006     2007     2008     2009     2010     Share(%)     CAGR(%)     Share(%)
------------------------------------------------------------------------------------------------------------
GEOGRAPHIC
  REGION
------------------------------------------------------------------------------------------------------------
Americas            2,174    2,452    2,790    3,172    3,593    4,060      67.7         13.3        67.8
------------------------------------------------------------------------------------------------------------
EMEA                  839      945    1,068    1,208    1,369    1,552      26.1         13.1        25.9
------------------------------------------------------------------------------------------------------------
Asia/Pacific          198      221      251      287      327      377       6.2         13.8         6.3
------------------------------------------------------------------------------------------------------------
Total               3,211    3,619    4,108    4,666    5,289    5,990     100.0         13.3       100.0
------------------------------------------------------------------------------------------------------------
OPERATING
ENVIRONMENT
------------------------------------------------------------------------------------------------------------
Mainframe             245      262      282      312      344      378       7.6          9.0         6.3
------------------------------------------------------------------------------------------------------------
i5 and OS/400          72       75       78       79       80       81       2.2          2.5         1.4
------------------------------------------------------------------------------------------------------------
Unix                  926     988     1,063    1,170    1,284    1,405      28.8          8.7        23.5
------------------------------------------------------------------------------------------------------------
Linux/other open       56      78       106      127      152      181       1.7         26.6         3.0
source
------------------------------------------------------------------------------------------------------------
Other                  39      42        44       43       42       41       1.2          0.8         0.7
host/server
------------------------------------------------------------------------------------------------------------
Windows 32          1,783   2,072     2,421    2,805     3,241   3,737      55.5         15.9        62.4
and 64
------------------------------------------------------------------------------------------------------------
Embedded               -       -         -        -         -       -         -            NA          -
------------------------------------------------------------------------------------------------------------
Other single user      90     101       114      130       148     167       2.8         13.2         2.8
------------------------------------------------------------------------------------------------------------
Appliances             -       -         -        -         -       -         -            NA          -
------------------------------------------------------------------------------------------------------------
Total               3,211   3,619     4,108    4,666     5,289   5,990     100.0         13.3       100.0
------------------------------------------------------------------------------------------------------------
Growth (%)             NA    12.7      13.5     13.6      13.4    13.2
------------------------------------------------------------------------------------------------------------


Note: See Table 2 for key forecast
assumptions.

Source: IDC, May 2006

4

Excerpts From Market Analysis: Worldwide Web Services Software 2005-2009 FORECAST:
Let the Races Begin [IDC Report No. 33418]
--------------------------------------------------------------------------------
Sandra Rogers
--------------------------------------------------------------------------------
IDC OPINION

Interest in employing Web services remains steadfast as organizations seek to better integrate and extend their existing base of systems solutions for a variety of purposes. Service oriented architecture (SOA) strategies have emerged as the primary mechanism IT vendors have chosen to rally around, and mindshare in the marketplace around this computing construct continues to upsurge.
However, for many organizations, Web services appear to be just one (albeit primary) mechanism enabling their planned SOA domains. Hybrid Web services and
SOA implementations may exist for years to come, perhaps dampening some of their ultimate value but not necessarily hindering adoption. This added complexity is also inspiring vendors that specialize in Web services to embrace other variants and provide more holistic service-based solutions. Key findings include:

     [The following supports data on page 50 of the prospectus.]

o    Although overall IT spending and adoption during 2004 remained somewhat conservative, growth in Web services software (WSS) fared comparatively better. IDC estimates $2.33 billion in spending for the year, more than doubling from the year prior.

o    2004 was a pivotal year in advancing critical standards, especially in the identity and security domain, where particular reservations have to date kept Web services implementations in check. However, the building complexity and volume of many quality-of-service (QoS) standards introduced have left significant room for pause. The marketplace depends on a key set of influential vendors to flesh out the relevant specifications and step up interoperability assurances. Meanwhile, with nominal expectations for the
     Sun/Microsoft (aka Java/.NET) detente to manifest any significant normalization between the two platforms, keen interest remains to bridge these environments.

o    For most, the journey until true expertise is amassed in creating service-oriented solutions will be a long-term one. Many variations and techniques remain under scrutiny, and true standards compliance is still more of an ideal than the norm. As volumes and use cases increase, so does awareness regarding the need to adhere to more layers of the SOA standards continuum and invest in technologies to support complex distributed architectural requirements.

o    The vendor community has shifted its primary attention from Web services
     CREATION to that of more robust consumption, with security, management, messaging and event processing, and the assembly of services into
     "composite" solutions as key focal points. With application vendors continuing to enable and introduce more native Web service solutions, and a market for hosted services unfolding, applications will represent a more significant growth area from 2005 on.

Filing Information: May 2005. IDC #33418, Volume: 1


           [The following supports data on page 50 of the prospectus.]

WEB SERVICES SOFTWARE SPENDING IN 2004

IDC estimates that spending on all Web services software totaled $2.33 billion during 2004; this includes the many dimensions of applications, collaboration and groupware, development tools, integration and deployment software, information and data management, security, and systems management.

Although there has been widespread mindshare and adoption of Web services in the marketplace, this has not necessarily correlated to tremendous amounts of spending for specialized technologies. Investments have primarily occurred within the largest organizations in North America or by Internet-fueled businesses like Amazon and eBay. And until mid-2004, many of these purchases were somewhat nominal, geared to support POCs and limited deployments. The tide is changing however, and as the scale and variation of use cases expand from being specific application or project based to more department- and enterprisewide initiatives, annual investments in Web services-based technologies are gradually increasing.

FUTURE OUTLOOK
--------------------------------------------------------------------------------
FORECAST AND ASSUMPTIONS

WEB SERVICES SOFTWARE FORECAST

[The following supports data on page 50 of the prospectus.]

IDC's Web Services Total Opportunity Model version 19 estimates that companies worldwide will spend approximately $4.11 billion on WSS in 2005, nearly double what was spent the year prior. Because Web services is still an emerging market, growth rates appear high, but this volume represents only a mere 2% of the total worldwide software market in 2005. The model further forecasts that spending will increase at a 45% CAGR from 2004 to 2009 to reach $14.92 billion in 2009.

Trends influencing the level of spending for Web services technology include the following:

           [The following supports data on page 51 of the prospectus.]

o    Many organizations will likely continue to experiment and expand their use of Web services by utilizing their existing base of technologies until volume and levels of complexity force review and investment, in particular for service-oriented management solutions.

o    A heavy influence on the volume and the timing of when organizations may leap to invest relates to the waves of major versions released by key vendors. Thus organizations may wait until Microsoft makes good on its
     Longhorn releases, and SAP customers may be propelled to invest as prior versions of software are retired from support.

o    A slow conversion of software pricing models from traditional license models to more subscription-oriented methods will influence the rate of growth and overall size of the market, especially in the context of hosted applications and services, levying a normalizing effect.

10

o    Continued downward price pressure will result in high-end platform vendors offering more bundled solutions for net, less than what would have been supported by multiple technologies - each with its own license stream. This trend is exaggerated with continued software market consolidation imploding around top platform vendors such as IBM, Oracle, and, to some degree,
     Microsoft.

o    Adoption of Web services by "stealth" will occur toward the later portion of the forecast period as applications and systems automatically incorporate Web services and the user does not necessarily overtly decide to implement them.

WEB SERVICES SOFTWARE MARKET OPPORTUNITY BY GEOGRAPHIC REGION

Nearly two-thirds of the WSS market is currently concentrated in North America, primarily in the United States. Over the course of the forecast period, the market will shift to resemble more mature software markets, with North America expected to represent 54% of the market opportunity in 2009 (see Table 1 and
Figure 3).

TABLE 1

           [The following supports data on page 52 of the prospectus.]

Worldwide Web Services Software Revenue by Geographic Region, 2004-2009 ($M)

                                                                                   2004-
                                                                          2004      2009     2009
                      2004     2005     2006     2007     2008     2009   Share(%) CAGR(%) Share(%)
------------------------------------------------------------------------------------------------------
North America        1,483    2,483    3,642    5,156    6,552    8,122    63.6     40.5     54.4
------------------------------------------------------------------------------------------------------
Western Europe       561      1,133    1,811    2,628    3,486    4,464    24.1     51.4     29.9
------------------------------------------------------------------------------------------------------
Asia/Pacific         287        500     784     1,168    1,678    2,337    12.3     52.1     15.7
(including Japan)

Total              2,331      4,116   6,237     8,952   11,716   14,923   100.0     45.0    100.0
-----------------------------------------------------------------------------------------------------
Growth (%)            NA       76.6    51.5      43.5     30.9     27.4


Notes:

Worldwide figure is estimated fron North America, Western Europe, and
Asia/Pacific (including Japan).

See Table 4 for key forecast assumptions.

Source: IDC's Web Services Total Opportunity Model Version 19, April 2005

                                                                              11

One must consider much of this work has been done via development efforts with existing software and not necessarily via modern technologies. A "lag and then leapfrog" effect may well occur with organizations that had not previously invested in enterprise-level EAI and broker-based integration server software.
As volume of services and complexity of these environments increase, demands will expand beyond the capabilities these organization can address, moving well beyond the use of more rudimentary manual and application server-centric runtime utilities currently being used by default.

WEB SERVICES MARKET OPPORTUNITY BY PRIMARY SOFTWARE MARKETS

The beginning stages of the Web services revolution for many large and leading organizations started with in-house initiatives. Then some products entered the market that made the task of creating services significantly easier, but the ever-pressing challenges of security and management remain. So the wave addressing more of the IT life cycle and governance for services continues to progress. And enterprises are looking to vendors now to solve such complex matters.

WEB SERVICES APPLICATIONS

Most key application vendors are onboard with the vision of Web services, SOA, and the expansion of modular, composite-based solutions. The first wave of activity was primarily focused at enabling the use of Web services interfaces versus solely that of proprietary APIs. Many vendors have also been actively attempting to reengineer and produce new code as native Web services.

There appears to be less emphasis on discrete solution functionality to address specific requirements and more on flexible ways to leverage existing (and future) application code. A whole cadre of technologies have started offering tools of varied sophistication levels to enable Web service aggregation to facilitate the creation of composite service solutions; however, these have primarily been offered by development, integration, and business process automation purveyors. SAP AG has gone to additional lengths to move further into the application infrastructure and integration realm with its Enterprise Service
Architecture (ESA) strategy, acknowledging that transition will take place moving from static application versions to more of a dynamic environment.
Meanwhile, SAP and some vendors have chosen to add specific process or functional value by introducing "packaged composite solutions" to solve pressing requirements that cross-silos targeting holistic issues such as compliance or end-to-end processes such as order-to-bill and procure-to-pay.

           [The following supports data on page 51 of the prospectus.]

One of the biggest trends, however, appears to be the resurrection of the ASP model, empowered and enhanced via Web services standards and technologies.
Salesforce.com is the poster child for a new generation of vendors, and more important, a secondary channel for existing vendors as they reach to embrace (or fend off attrition from) the on-demand model.

           [The following supports data on page 51 of the prospectus.]

The Web services applications marketplace is expected to show the most significant growth during this particular forecast period, originating from the least of the three primary software markets to reach $5.13 billion by 2009 (see
Figure 4 and Table 2). In 2005, this represents less than 1% of the worldwide applications software market, yet by 2009, it increases to more than 5% of the worldwide applications software market.

                                                                              13
           [The following supports data on page 52 of the prospectus.]

--------------------------------------------------------------------------------
FIGURE 4
--------------------------------------------------------------------------------

    Worldwide Web Services Revenue by Primary Software Market, 2004-2009

           2004      2005        2006        2007        2008       2009

                                 GRAPHIC OMITTED

|o|   Applications software
|O|   Development, deployment, and information access software
|X|   Systems infrastructure software

Note: Worldwide figure estimated from North America, Western Europe, and
Asia/Pacific (including Japan).

Source: IDC's Web Services Total Opportunity Model version 19, April 2005

14

Excerpts From IDC Market Analysis: Worldwide Web Analyttics Software Applications
---------------------------------------------------------------------------------
             2006-2010 (IDC Report No. 201794)
             ---------------------------------

Vendors may be finding reasons to switch, but much of the business is professionalizing and discarding in-house or entry-level purchased solutions in favor of more sophisticated analytics.

Cumulatively, the top 5 vendors constituted 48.3% of the market in 2005, an increase of 3.7 percentage points from 2004. This increase does not change significantly for the top 10 or top 15 vendors, suggesting that second-tier players are still jockeying in a fluid market.

--------------------------------------------------------------------------------
FIGURE 1.
--------------------------------------------------------------------------------
Worldwide Web Analytics Cumulative Revenue Share for Named Vendors, 2003-2005

                                 GRAPHIC OMITTED

      1   2   3   4   5   6   7   8   9   10   11   12   13   14   15   16
                      (Cumulative rank of vendors)

|o| 2003

|O| 2004

|X| 2005

Source: !DC, 2006

           [The following supports data on page 53 of the prospectus.]

SOFTWARE AS A SERVICE (SAAS)

On-demand Web analytics continue to constitute an increasing proportion of new business among the top vendors. This trend is shown in Figure 2, where among major vendors, the percentage of on-demand revenue rose from 56.7% in 2004 to
64.9% in 2005. Clearly, Web analytics have proven an early, logical testing ground for the acceptance of SaaS. Even for hybrid vendors that sell both on-demand and on-premises solutions, the real growth has come in the on-demand arena.

Although there are many examples of the use of on-demand Web analytics across virtually all industries, there are still limitations. In some cases, financial services organizations use on-demand for only certain types of information, without all types available for remote analysis. The trend toward on-demand is likely to continue, but it is unlikely that all Web analytics will become on-demand in the short run.

6

A recent significant event was Coremetrics' purchase of IBM's SurfAid business
(April 3, 2006). This marks both the exit from the Web analytics business of IBM and an increase in Coremetrics revenue base. (For 2005, the companies have been represented separately in this document.) The Coremetrics logo currently appears on the IBM SurfAid Web site, marking an ongoing relationship that should push more business in Coremetrics' direction.

FUTURE OUTLOOK
--------------------------------------------------------------------------------
FORECAST AND ASSUMPTIONS

As Table 2 shows, the Web analytics market is expected to reach $652.5 million by the end of 2010, a 15.5% compound annual growth rate (CAGR) for the period from 2005 through 2010. The assumptions used to build this forecast are explained in Table 3. Growth is expected to remain high, but to slowly decrease so that it will still be a respectable 11.2% in the final year of the forecast period.

--------------------------------------------------------------------------------
TABLE 2

           [The following supports data on page 54 of the prospectus.]
--------------------------------------------------------------------------------
Worldwide Web Analytics Software Revenue, 2003-2010
--------------------------------------------------------------------------------

                                                                    2005-2010
              2003   2004   2005   2006   2007   2008   2009   2010  CAGR(%)
--------------------------------------------------------------------------------
Revenue($M)  229.8  263.5  318.0  380.4  447.7  517.4  586.6  652.5   15.5
--------------------------------------------------------------------------------
Growth(%)       NA   14.6   20.7   19.6   17.7   15.6   13.4   11.2
--------------------------------------------------------------------------------
Note: See Table 3 for key forecast assumptions.

Source: IDC, 2006

10

                    Excerpts From Forrester Research Report:
                    ----------------------------------------

TRENDS Trends 2006: Web Content Management                                     3

Key factors driving new WCM deployments in 2006 include:

o    THE DRIVE TO ALIGN CONTENT WITH CUSTOMERS TO IMPROVE THEIR EXPERIENCE.
     Ownership of the Web customer experience is clearly a line-of-business function, not the responsibility of IT, but some IT organizations have been slow to get the news. Enterprises focused on improving the customer experience are now quickly identifying a need to more closely align content with targeted users through personas to avoid providing a one-size-fits-all site experience. These organizations want to empower content owners -
     those in marketing or customer service - to own not only the content, but also how it should be delivered to end users based on their profiles and segmentation.

o    The REALIZATION THAT IT'S A MULTICHANNEL WORLD, UNITED BY CONTENT.
     Enterprises that expect an increase in customer interactions across multiple channels face the daunting task of providing a consistent customer experience. Many have spent the last few years experimenting with treating each channel independently, compounded recently by the use of blogs, RSS, and wikis to both capture and publish content. This has led to duplication of content, inconsistent content usage, redundant processes, and frustrated employees. Providing a consistent customer experience across channels, and improving those processes, now pushes many organizations to manage their content centrally and deliver it through the right channel.

o    DEMANDS FOR IT TO INNOVATE ELSEWHERE. Organizations increasingly want to make the Web a business function, not an IT black box. Forrester clients often note that line-of-business users are best suited to drive site and content personalization, yet express frustration with their overdependence on IT to deliver site experiences. At the same time, improving the customer experience often requires IT to invest in new areas of innovation such as richer client support using Macromedia Flash or AJAX, and integration with business systems. Having IT maintain responsibility for the management and delivery of Web content eats into IT's - and the business' - capacity to innovate.

2006 WCM Trends To Watch

Several new trends - and some newly rediscovered trends - will be visible in
2006:

           [The following supports data on page 52 of the prospectus.]

o    The REPLACEMENT MARKET FOR WCM WILL HEAT UP AS ENTERPRISES LOOK FOR
     INNOVATION. As organizations look to reinvest in their WCM initiatives, they will readily replace outdated systems, poor open source solutions, and custom applications that cannot meet customer experience and multichannel needs. Leading WCM vendors, such as Interwoven and Vignette, made dramatic architecture improvements in their products in 2002 and 2003. Some customers have concluded that the cost of migration will force them to seek alternatives, and many will do so in 2006 as vendor maintenance of these dated versions comes to an end. However, enterprises focused on customer experience will likely revisit decisions to seek low-cost, simple alternatives, as both vendors offer compelling solutions that support customer experience needs.


[orrespondence fom Harte-Hanks supporting data on page 49 of the prospectus.]
----------------------------------------------------------------------------

FROM: Jeff Valade@harte-hanks.com [mailto:Jeff_Valade@harte-hanks.com]
Sent: Thursday, March 30, 2006 12:14 PM
TO: pwinslow@bridgelinesw.com
SUBJECT: Harte Hanks follow up channels search results and pricing
IMPORTANCE: High

Good afternoon Pip,
Always a pleasure to here from you. Here are your
requested results. Best regards
Jeff

Search 1. No revenue requirement
Your search results in 3,070 sites available for $10,711

Search 2. Two million or more in revenue
Your search results in 1,866 sites available for $6,570

Search Criteria: Note; this is the same search we usually use except for differing revenues.

Country is Canada, USA

AND

Web Applications/Development Software is Content Mgmt / Document Mgmt, Dont
Know / Will Not Divulge, E-Commerce, E-MAIL, EDI, Internet / Intranet
Administration & Mgmt, Internet / Intranet Authoring & Development, Internet /
Intranet Firewalls / Encryption, Internet /Intranet Security, Other Web
Application /


Development Software, Web Server / Application Server Software

AND
ANNUAL REVENUE
Annual Revenue ($mil est.) >= 2

   OR

ANNUAL ENTERPRISE REVENUE
Annual Enterprise Revenue ($mil est.) >= 2

Jeffery R. Valade
Regional Account Representative
Harte-Hanks, Inc
Market Intelligence
www.hartehanksmi.com
Phone: (586) 978-3060 ext. 616
Fax: (586) 978-3023

EXHIBIT C
Bridgeline Sotware
Equity Capital Raised
PPM's 2000-2004
Dated March 20, 2006

Finance Round Date		Investor	Stock Price		Shares	Cash Received

A	Feb-01	William Coldrick	1.00		50,000	50,000
	Feb-01	John C. Cavalier Revocable Trust UDT	1.00		100,000	100,000
	Feb-01	Amro International	1.00		125,000	125,000
	Feb-01	Berg & Berg Enterprise, LLC	1.00		250,000	250,000
	Feb-01	Michael D'Addio	1.00		50,000	50,000
	Feb-01	Robert Blackman	1.00		50,000	50,000
	Feb-01	Edward Culverwell	1.00		50,000	50,000
	Feb-01	E. Scott Macomber	1.00		25,000	25,000
	Feb-01	Fairjack, LP	1.00		35,000	35,000
	Feb-01	Tech One Capital	1.00		50,000	50,000
	Mar-01	Wakefield Materials Co	1.00		30,000	30,000
	Feb-01	Richard C. Woodward Revocable Trust	1.00		25,000	25,000
		Total Round A		(1)	840,000	$840,000
B
	Feb-02	William Coldrick	1.00		25,000	25,000
	Feb-02	John C. Cavalier Revocable Trust UDT	1.00		50,000	50,000
	Jan-02	Amro International	1.00		150,000	150,000
	Feb-02	Fin & Co. II	1.00		570,000	570,000
	Jan-02	Richard O'Connell	1.00		50,000	50,000
	Feb-02	Michael Toomey Emp PS PL J Williams&	1.00		25,000	25,000
	Jan-02	John D. Williams Emp PS PL J Williams&	1.00		50,000	50,000
	Jan-02	John D. Williams	1.00		50,000	50,000
		Total Round B		(2)	970,000	$970,000
C
	Aug-02	Frederick Ciampa	1.00		25,000	25,000
	Jul-02	Susan R. Avery	1.00		50,000	50,000
	Sep-02	John H. Carroll	1.00		25,000	25,000
	Jul-02	G. David K. Hopper	1.00		25,000	25,000
	Jul-02	Robert A. McLemore	1.00		25,000	25,000
		Total Round C		(3)	150,000	$150,000
D
	Dec-02	Berg & Berg Enterprise, LLC	1.00		100,000	100,000
	Dec-02	Daniel F. Duquette	1.00		25,000	25,000
	Jan-03	Marydee Cullen-McLemore	1.00		15,000	15,000
	Dec-02	Mildred B. Perkins	1.00		25,000	25,000
		Total Round D		(3)	165,000	$165,000
E
	Aug-03	Ciampa Leasing Corporation	1.00		25,000	25,000
	Oct-03	Fin & Co. II	1.00		173,000	173,000
	Oct-03	FleetNatBnkPeterLWinslow&SearsCWins	1.00		50,000	50,000
	Oct-03	Sears Condit Trust 40 Dated 3/15/1940	1.00		25,000	25,000
	Aug-03	Susan R. Avery	1.00		15,000	15,000
	Sep-03	W. Thomas Beck	1.00		50,000	50,000
	Oct-03	Michael A. Cikacz	1.00		25,000	25,000
	Jul-03	Peter Krussell	1.00		30,000	30,000
	Jul-03	Patrick J. Mcguire	1.00		15,000	15,000
	Aug-03	Scafidi Family Partnership	1.00		50,000	50,000
	Sep-03	Thomas E. Wikiera and Mary Ann	1.00		15,000	15,000
	Sep-03	George O. Gregson	1.00		15,000	15,000
	Jul-03	Karen L. L'Italien	1.00		25,000	25,000
	Oct-03	Hugh J. McIsaac	1.00		25,000	25,000
	Aug-03	Scafidi Family Partnership	1.00		20,000	20,000
	Oct-03	Robert L. Clark	1.00		25,000	25,000
		Total Round E		(3)	583,000	$583,000

Exhibit C - Page 1

EXHIBIT C
Bridgeline Sotware
Equity Capital Raised
PPM's 2000-2004
Dated March 20, 2006

Finance Round Date		Investor	Stock Price		Shares	Cash Received

F	Aug-04	Fin & Co. II	1.25		359,192	448,990
	Jul-04	Jonathan T. Winslow Irrevocable Trust	1.25		20,000	25,000
	Sep-04	W. Thomas Beck	1.25		12,000	15,000
	Jul-04	Michael A. Cikacz	1.25		12,000	15,000
	Sep-04	Daniel F. Duquette	1.25		25,000	31,250
	Aug-04	G. David K. Hopper	1.25		20,000	25,000
	Jul-04	Peter Krussell	1.25		40,000	50,000
	Jul-04	Patrick J. Mcguire	1.25		28,000	35,000
	Jul-04	Marydee Cullen-McLemore	1.25		16,000	20,000
	Jul-04	Robert A. McLemore	1.25		20,000	25,000
	Jul-04	Scafidi Family Partnership	1.25		16,000	20,000
	Jul-04	Thomas E. Wikiera and Mary Ann	1.25		36,000	45,000
	Aug-04	Anasazi Parners III Offshore, Ltd.	1.25		160,000	200,000
	Aug-04	Anasazi Parners III LLC	1.25		160,000	200,000
	Aug-04	Christopher Baker	1.25		80,000	100,000
	Aug-04	Joseph Holmes	1.25		40,000	50,000
	Aug-04	Daniel and Jo-Ann Jayson	1.25		20,000	25,000
	Aug-04	Katharine McNevin	1.25		20,000	25,000
	Aug-04	Joseph F. Mitchell and	1.25		20,000	25,000
	Aug-04	Francis J. O'Connor	1.25		20,000	25,000
	Aug-04	One & Co.	1.25		80,000	100,000
	Jul-04	Conrad H. Paulino	1.25		12,000	15,000
	Aug-04	RBC Dain Rauscher, Inc Custodian	1.25		20,000	25,000
	Aug-04	Thompson L. Smalley	1.25		12,000	15,000
	Total Round F			(4)	1,248,192	$1,560,240

	Total Cash Raised					4,268,240

NOTES: ALL SHARES DISPLAYED ARE ON A PRE REVERSE SPLIT (3 TO 1) BASIS

(1) Pro Forma first year Revenue - Streamline	2,200,000
Estimated Market Multiple	2

Estimated Market Value	4,400,000

Shares Outstanding Prior to Acquisition	2,800,000
Estimated Shares to be issued w/Acquisition	1,000,000
Estimated Shares to be issued w/PPM	800,000

Total Estimated Shares Outstanding Post Acquisition	4,600,000

Estimated Per Share Price - Round A	$0.96

(2) Bridgeline Revenue 12 Mo. Ended 12/31/01	1,127,500
Estimated Pro Forma first year Revenue - Lead Dog (NY)	3,500,000

Total Pro Forma Revenue	4,627,500

Estimated Market Multiple	2

Estimated Market Value	9,255,000

Exhibit C - Page 2

EXHIBIT C
Bridgeline Sotware
Equity Capital Raised
PPM's 2000-2004
Dated March 20, 2006

Shares Outstanding Prior to Acquisition (12/31/01)	4,890,000
Estimated Shares to be issued w/Acquisition	3,000,000
Estimated Shares to be issued w/PPM	1,000,000

Total Estimated Shares Outstanding Post Acquisition	8,890,000

Estimated Per Share Price - Round B	$1.04

(3) Working Capital Rounds

Bridgeline Revenue 12 Mo. Ended 12/31/01	1,127,500
Estimated Bridgeline Organic Revenue Increase 2003	112,750
Estimated Pro Forma first year Revenue - Lead Dog (NY) 2002	3,500,000

Total Pro Forma Revenue	4,740,250

Estimated Market Multiple	2

Estimated Market Value	9,480,500

Shares Outstanding After NY Acquisition (02/27//02)	8,496,810
Estimated Shares to be issued w/Acquisition	-
Estimated Shares to be issued w/PPMs	1,000,000

Total Estimated Shares Outstanding Post Acquisition	9,496,810

Estimated Per Share Price - Rounds C, D & E	$1.00

(4) Bridgeline Revenue 12 Mo. Ended 12/31/03	4,070,000
Estimated Bridgeline Organic Revenue Increase 2003	407,000
Estimated Pro Forma first year Revenue - iapps (DC)	2,500,000

Total Pro Forma Revenue	6,977,000

Estimated Market Multiple	2

Estimated Market Value	13,954,000

Shares Outstanding Prior to Acquisition (12/31/02)	8,368,650
Estimated Shares to be issued w/Acquisition	1,400,000
Estimated Shares to be issued w/PPM	1,200,000

Total Estimated Shares Outstanding Post Acquisition	10,968,650

Estimated Per Share Price - Round F	$1.27

Exhibit C - Page 1

EXHIBIT E

Bridgeline Software, Inc.
Analysis of Revenues by Category
For the Three Months Ended December 31, 2006

The Company recognizes revenue under three different revenue streams: Web services (which include perpetual licenses), Managed services (which includes hosting arrangements) and Subscription services. The Company's revenue recognition policies for each of these arrangements is noted below and also more fully described in Note 2 to the Company's consolidated financial statements.

		Web Services (2)
		Web Development by Type of Billing				Managed Services (4)
Customer (1)	Total Revenue Recognized First Quarter 2007 (1)	Milestone	Other Fixed	Time/ Materials	Perpetual License (3)	Prof Services	Hosting	Subscriptions (5)
48hourprint.com	157,086.54	157,086.54	-	-	-	-	-	-
A.L.Mailman Family Foundation	195.00	-	-	-	-	-	-	195.00
AIDS Housing of Washington	1,394.40	-	-	-	-	-	-	1,394.40
Annenberg Foundation	23,722.00	-	-	21,737.50	-	-	-	1,984.50
Annenberg Foundation Trust at Sunnyl	14,486.48	14,486.48	-	-	-	-	-	-
Arbor Networks	11,788.14	11,788.14	-	-	-	-	-	-
Archstone Foundation	1,749.00	-	-	-	-	-	-	1,749.00
Argosy Foundation	990.00	-	-	-	-	-	-	990.00
ArQule, Inc.	3,901.15	-	-	712.50	-	3,188.65	-	-
Aspen Institute	21,553.25	19,292.00	-	262.50	-	-	-	1,998.75
Assoc. of Baltimore Area Grantmakers	1,185.00	-	-	-	-	-	-	1,185.00
Associated Press	58,619.63	-	58,619.63	-	-	-	-	-
Astra Tech, Inc.	3,825.00	-	-	-	-	-	3,825.00	-
Astraea Lesbian Found-n for Justice	10,275.00	-	-	-	-	10,275.00	-	-
Automated Emblem Supplies, Inc.	3,550.00	3,550.00	-	-	-	-	-	-
Barbara Lee Family Foundation	885.00	-	-	-	-	-	-	885.00
Barr Foundation	450.00	-	-	-	-	-	-	450.00
Blue Moon Fund	11,475.94	-	-	10,515.94	-	-	-	960.00
Borderline Personality Disorder Res.	297.00	-	-	-	-	-	-	297.00
Boston Public Library	9,348.01	9,348.01	-	-	-	-	-	-
Brain Tumor Society	675.00	-	-	675.00	-	-	-	-
Burness Communications	375.00	-	-	-	-	-	-	375.00
Cadaret, Grant & Co.	74,099.83	-	27,599.83	-	-	46,500.00	-	-
California Highway Patrol 11-99 Foun	1,280.00	450.00	-	-	-	-	-	830.00
Capstone Partners LLC	187.50	187.50	-	-	-	-	-	-
Center for Health Care Strategies	2,756.25	-	56.25	-	-	-	-	2,700.00
Center for Nonprofit Advancement	1,011.00	-	-	-	-	-	-	1,011.00
CFDataExchange - Piper Fund	1,200.00	-	-	-	-	-	-	1,200.00
Champion Mortgage	4,800.00	4,800.00	-	-	-	-	-	-
Collins Center for Public Policy	1,400.00	50.00	-	-	-	-	-	1,350.00
Community Giving Resource/Aspen Inst	960.00	-	-	-	-	-	-	960.00
Community Health Charities	3,525.00	-	-	-	-	-	-	3,525.00
Community Health Charities, NCA	960.00	-	-	-	-	-	-	960.00
Community Partners HealthNet	1,200.00	-	-	-	-	-	-	1,200.00
CRDF-U.S. Civilian Research & Devel	12,444.46	3,974.71	5,568.75	-	-	-	-	2,901.00
Cultural Tourism DC	3,946.00	1,000.00	-	-	-	-	-	2,946.00
Depository Trust & Clearing Corp	92,089.87	-	-	47,089.87	-	45,000.00	-	-
Dyson Foundation	3,483.50	-	-	2,337.50	-	-	-	1,146.00
EdTech Networks, Inc.	4,275.00	-	-	-	-	-	4,275.00	-
Education Sector	2,523.72	1,124.42	130.55	-	-	-	-	1,268.75
Emerging Practitioners in Philan	1,200.00	-	-	-	-	-	-	1,200.00
Emerson Hospital	1,687.50	1,687.50	-	-	-	-	-	-
Ensuring Solutions to Alcohol Prob.	811.00	-	-	-	-	-	-	811.00
Enterprise Community Partners	3,225.00	-	-	-	-	-	-	3,225.00
ESCR-Net	9,114.48	-	-	9,114.48	-	-	-	-

Exhibit E - Page 1

Bridgeline Software, Inc.
Analysis of Revenues by Category
For the Three Months Ended December 31, 2006

The Company recognizes revenue under three different revenue streams: Web services (which include perpetual licenses), Managed services (which includes hosting arrangements) and Subscription services. The Company's revenue recognition policies for each of these arrangements is noted below and also more fully described in Note 2 to the Company's consolidated financial statements.

Web Services (2)
		Web Development by Type of Billing				Managed Services (4)
Customer (1)	Total Revenue Recognized First Quarter 2007 (1)	Milestone	Other Fixed	Time/ Materials	Perpetual License (3)	Prof Services	Hosting	Subscriptions (5)
Fairlington United Methodist Church	1,050.00		-	-	-	-	-	-	1,050.00
Faith Moore and Associates	5,279.13		5,279.13	-	-	-	-	-	-
Federal Mediation & Conciliation	16,167.02		-	18,900.00	-	-	(2,732.98)	-	-
Foreign Policy Association	6,194.72		269.72	-	1,500.00	-	-	-	4,425.00
Foundation Financial Officers Group	3,642.00		-	-	-	-	-	-	3,642.00
Foundation for Child Development	16,606.60		16,194.10	-	412.50	-	-	-	-
Foundation for the Defense of Democr	1,830.00		-	-	-	-	-	-	1,830.00
FOX Relocation Management Corp.	461.23		-	-	461.23	-	-	-	-
Free to Grow	1,455.00		-	-	-	-	-	-	1,455.00
Funders' Network for Smart Growth	3,150.00		-	-	-	-	-	-	3,150.00
GEO	13,306.68		7,188.43	-	1,912.50	-	1,800.00	-	2,405.75
Gill Foundation	14,201.10		7,968.39	-	450.00	-	-	-	5,782.71
Grantmakers for Children,Youth & Fam	2,090.00		-	-	650.00	-	-	-	1,440.00
Grantmakers In Health	11,625.42		5,682.92	675.00	1,412.50	-	-	-	3,855.00
Grantmakers in the Arts	885.00		-	-	-	-	-	-	885.00
Grants Managers Network	1,200.00		-	-	-	-	-	-	1,200.00
Health Privacy Project	951.00		-	-	-	-	-	-	951.00
HealthFunders	3,001.80		-	-	-	-	-	-	3,001.80
Howard Hughes Medical Institute	2,400.00		-	-	-	-	-	-	2,400.00
Institute for Medicine as a Pro	1,040.00		-	450.00	-	-	-	-	590.00
IntelliVid Corporation	2,934.43		2,934.43	-	-	-	-	-	-
International Securities Exchange	34,000.00		-	-	-	34,000.00	-	-	-
Int'l Institute Modern Letter	450.00		-	-	-	-	-	-	450.00
IONA Technologies	17,909.84	*	-	-	17,909.84	-	-	-	-
Janney Montgomery Scott LLC	15,000.00		15,000.00	-	-	-	-	-	-
JB Hanauer & Co.	666.68		-	666.68	-	-	-	-	-
John Hancock	135,696.80	*	106,615.80	-	1,250.00	-	-	27,831.00	-
John Hancock	8,010.03		8,010.03	-	-	-	-	-	-
JR Katz	18,804.83		18,804.83	-	-	-	-	-	-
Lown Cardiovascular Research	3,150.00		-	-	3,150.00	-	-	-	-
MBL International Corporation	160.00		-	-	-	-	160.00	-	-
Meyer Foundation (Eugene and Agnes)	1,467.00		-	-	-	-	-	-	1,467.00
MIT Careers Office	85,268.40		85,268.40	-	-	-	-	-	-
MIT LFM SDM	5,000.00		-	-	-	-	5,000.00	-	-
National Academy of Social Insurance	1,554.73		-	-	(134.27)	-	-	-	1,689.00
National Architectural Accrediting	1,731.00		-	-	-	-	-	-	1,731.00
National Children's Museum	2,871.00		-	-	1,866.00	-	-	-	1,005.00
National Financial Partners	57,377.15		57,377.15	-	-	-	-	-	-
National Fire Protection Association	220.00		220.00	-	-	-	-	-	-
National Palliative Care Research	15,265.72		-	3,753.97	10,075.50	-	-	-	1,436.25
National Press Foundation	4,142.50		-	-	2,687.50	-	-	-	1,455.00
NEC Foundation of America	1,212.00		-	-	-	-	-	-	1,212.00
New York - Presbyterian Hospital	15,000.00		-	15,000.00	-	-	1,657.30	-	-
New York Regional Assoc. of Grantmak	3,625.50		-	-	1,012.50	-	-	-	2,613.00
Newton-Wellesley Hospital	17,284.69	*	-	10,984.69	-	-	-	6,300.00	-

Exhibit E - Page 2

Bridgeline Software, Inc.
Analysis of Revenues by Category
For the Three Months Ended December 31, 2006

The Company recognizes revenue under three different revenue streams: Web services (which include perpetual licenses), Managed services (which includes hosting arrangements) and Subscription services. The Company's revenue recognition policies for each of these arrangements is noted below and also more fully described in Note 2 to the Company's consolidated financial statements.

Web Services (2)
		Web Development by Type of Billing				Managed Services (4)
Customer (1)	Total Revenue Recognized First Quarter 2007 (1)	Milestone	Other Fixed	Time/ Materials	Perpetual License (3)	Prof Services	Hosting	Subscriptions (5)
Nomura Securities International	481,022.32		-	1,994.82	359,027.50	-	120,000.00	-	-
Non Profit Sector Research Fund	1,893.75	*	-	-	93.75	-	-	-	1,800.00
Northeast Health System	49,999.25		-	49,999.25	-	-	-	-	-
Omgeo	2,492.07		2,492.07	-	-	-	-	-	-
Oxford International Review	18,961.16		11,411.16	7,550.00	-	-	-	-	-
Packard Foundation	12,862.18		-	-	12,862.18	-	-	-	-
Paperloop	1,500.00		1,500.00	-	-	-	-	-	-
Partners Telemedicine	1,388.41		-	1,388.41	-	-	-	-	-
Partnership for Public Service	2,745.00		-	-	-	-	-	-	2,745.00
Phase Forward	6,525.00		6,525.00	-	-	-	-	-	-
Physicians' Foundation	420.00		-	-	-	-	-	-	420.00
Pioneer Credit	833.35		-	833.35	-	-	-	-	-
Princeton University	2,139.00		-	-	-	-	-	-	2,139.00
Reed Exhibitions	74,121.02		-	74,121.02	-	-	-	-	-
RISI	71,948.88		-	60,771.38	11,177.50	-	-	-	-
Rockefeller Brothers Fund	28,624.69		24,649.69	-	3,975.00	-	-	-	-
Rolf Hagen	65,307.92		65,307.92	-	-	-	-	-	-
RSA Conference	103,468.72		-	103,468.72	-	-	-	-	-
RSA Security, Inc.	20,090.00		20,090.00	-	-	-	-	-	-
Spotfire, Inc.	7,770.93		4,795.93	-	-	-	2,975.00	-	-
Surdna Foundation	1,235.00	*	-	-	350.00	-	-	-	885.00
SWIFT National Group	1,050.00		-	-	-	-	-	1,050.00	-
The Commonwealth Fund	49,181.96	*	21,716.96	7,725.00	11,490.00	-	-	-	8,250.00
The Commonwealth Fund	22,825.00		-	-	-	-	22,825.00	-	-
The German Marshall Fund of the US	2,325.00		-	-	-	-	2,325.00	-	-
Tides Foundation	1,575.00		-	-	-	-	-	-	1,575.00
Transparency International-USA	525.00		525.00	-	-	-	-	-	-
Trillium Software	84,582.17		84,582.17	-	-	-	-	-	-
Truman Scholarship Foundation	2,010.00		-	-	-	-	-	-	2,010.00
United Hospital Fund	8,193.01	*	1,259.00	-	4,112.01	-	-	-	2,822.00
United Way of Massachuesetts Bay	3,675.00		-	-	3,675.00	-	-	-	-
Wenner-Gren Foundation	765.00		-	-	-	-	-	-	765.00
William Penn Foundation	1,500.00		-	-	-	-	-	-	1,500.00
William T. Grant Foundation	3,925.00	*	-	-	325.00	-	1,462.50	-	2,137.50
Women & Philanthropy	225.00		-	-	-	-	-	-	225.00
Woodmen of the World	4,080.00		-	-	-	-	-	4,080.00	-
Woodrow Wilson Presidential Library	11,552.84	*	10,592.84	-	-	-	-	-	960.00
Yale New Haven Healh Systems Serv	34,265.91		-	33,682.57	-	-	583.34	-	-

Grand Total	2,308,950.19		821,086.37	483,939.87	544,149.03	34,000.00	261,018.81	47,361.00	119,052.41

Exhibit E - Page 3

Bridgeline Software, Inc.
Analysis of Revenues by Category
For the Three Months Ended December 31, 2006

The Company recognizes revenue under three different revenue streams: Web services (which include perpetual licenses), Managed services (which includes hosting arrangements) and Subscription services. The Company's revenue recognition policies for each of these arrangements is noted below and also more fully described in Note 2 to the Company's consolidated financial statements.

(1) This amount represents the total revenue per customer which in certain instances is derived through multiple contracts with each customer.

(2) Web services include professional services primarily related to the Company's Web development solutions. Web services are sold either on a stand alone basis or in multiple element arrangements with Managed Services and/or the Company's licensed software products. Web services revenue is invoiced based on contractually identified milestones or periodic progress billing based on services provided to date. Revenue from Web Services is recognized when the services are performed using the proportional performance model using a method based on cost incurred in relation to total estimated cost at completion. Labor costs are the most appropriate measure to allocate revenue among reporting periods, as they are the primary input to the provision of our Web Services. Fixed fee engagements are typically based on monthly deliverables or the completion of milestones. For milestone based projects, since milestone pricing is based on hourly costs and the duration of such engagements is relatively short, this approach principally mirrors an output approach under the proportional performance model for revenue recognition on such fixed priced engagements.

(3) Perpetual licenses refers to the Company's NetEditor software product which is sold in multiple element arrangements with Web services. The revenue related to NetEditor (i.e. the delivered element) is recognized upon achievement of all applicable criteria set forth in SOP 97-2. The Company recognizes revenue from perpetual software licenses upon delivery of the software because the related Web Services are not essential to the functionality of the software and do not involve significant modification or customization of the software.

(4) Managed services primarily include on-going retained professional services and may also include monthly hosting fees for the use of hardware and infrastructure, generally at the Company’s network operating center. Managed Services are sold on a stand-alone basis or, as described below, in multiple element arrangements with Web Services and the Company’s licensed software products. Stand-alone on-going retained professional services are either contracted for on an “on call” basis or for a certain amount of hours each month. Such arrangements generally provide for a guaranteed availability of a number of professional services hours each month on a “use it or lose it” basis. These arrangements do not require formal customer acceptance and do not grant any future right to labor hours contracted for but not used.

Revenue from Hosting services is incidental to the Company’s Web Services activities and, for all periods presented, the only customers under contractual hosting arrangements have previously been Web Services customers. The Company's hosting arrangements are typically short-term in nature and include a clause for termination by either party for convenience upon 30 days' notice. Moreover, there are no significant upfront fees associated with the Company's hosting arrangements. Accordingly, the Company recognizes revenue on hosting arrangements on a monthly basis over the period to which the service is delivered. Hosting revenue has historically been insignificant to both the Company’s business strategy and to total revenues and does not warrant separate classification in the statement of operations.

(5) Subscriptions include on-going access to features of the Company's Orgitecture platform through a hosting arrangement. Subscriptions are initially sold as part of multi-element arrangements with the Company's Web and/or Managed Services. After development and installation of the Company's web development solution, subscription revenues are recognized monthly until such time as the Company or customer terminates the arrangement. Subscriptions are accounted for as separate units of accounting based on their respective value to the customer on a stand-alone basis and are separately priced based on third party evidence of fair value when VSOE is not available. The Company's subscriptions include a clause for termination by either party for convenience upon 30 days' notice.

* Represents a multiple element arrangement. The Company accounts for multiple element arrangments under EITF 00-21, Accounting For Revenue Arrangements with Multiple Deliverables. Accordingly, the Company identifies separate units of accounting by concluding that the delivered elements have stand alone value and establishing VSOE of fair value or third party evidence of fair value when VSOE is unvailable for the undelivered elements in each arrangment, generally the hosting services or subscriptions. Further, since the Company is unable to attain VSOE for the undelivered element, it relies on the standard in EITF 00-21 to ascertain evidence of third party fair value, as the Company's pricing for such hosting services and subscriptions is in accordance with standard price lists, and such prices are not discounted. Revenue is recognized for the delivered element(s) using the residual method, whereby the value ascribed to the delivered element(s) is derived from the difference between the total consideration in the arrangement less the VSOE or third part fair value of the undelivered elements.

The Company's accounting policies for each element are described more fully above and in Note 2 to the Company's Consolidated Financial Statements.

Exhibit E - Page 4

EXHIBIT E
Bridgeline Software, Inc.
Analysis of Revenues by Category
For the Three Months Ended December 31, 2005

The Company recognizes revenue under three different revenue streams: Web services (which include perpetual licenses), Managed services (which includes hosting arrangements) and Subscription services. The Company's revenue recognition policies for each of these arrangements is noted below and also more fully described in Note 2 to the Company's consolidated financial statements.

Web Services (2)
		Web Development by Type of Billing				Managed Services (4)
Customer (1)	Total Revenue Recognized First Quarter 2006 (1)	Milestone	Other Fixed	Time/ Materials	Perpetual License (3)	Prof Services	Hosting	Subscriptions (5)
A.L.Mailman Family Foundation	7,782.93		-	7,092.93	690.00	-	-	-	-
AIDS Housing of Washington	2,244.40		-	850.00	-	-	-	-	1,394.40
Archstone Foundation	1,749.00		-	-	-	-	-	-	1,749.00
Aspen Institute	3,937.11	*	523.71	-	1,508.40	-	-	-	1,905.00
Assoc. of Baltimore Area Grantmakers	1,185.00		-	-	-	-	-	-	1,185.00
Astra Tech, Inc.	7,310.07	*	-	3,485.07	-	-	-	3,825.00	-
Automated Emblem Supplies, Inc.	44,036.34		44,036.34	-	-	-	-	-	-
Bank of New York	186,224.14		-	172,476.37	-	-	13,747.77	-	-
Barbara Lee Family Foundation	1,710.00	*	825.00	-	-	-	-	-	885.00
Barr Foundation	450.00		-	-	-	-	-	-	450.00
Blue Moon Fund	1,308.33	*	348.33	-	-	-	-	-	960.00
Borderline Personality Disorder Res.	2,519.94		-	-	-	-	2,222.94	-	297.00
Brain Tumor Society	675.00		-	-	-	-	-	675.00	-
Burness Communications	19,340.05		19,340.05	-	-	-	-	-	-
Cadaret, Grant & Co.	19,853.20		-	-	-	-	7,853.20	12,000.00	-
California Highway Patrol 11-99 Foun	8,440.00		-	-	6,440.00	2,000.00	-	-	-
Cambria Consulting	(2,619.70)		-	(2,619.70)		-	-	-	-
Center for Health Care Strategies	2,975.59	*	-	275.59	-	-	-	-	2,700.00
Center for Nonprofit Advancement	1,011.00		-	-	-	-	-	-	1,011.00
CFDataExchange - Piper Fund	1,200.00		-	-	-	-	-	-	1,200.00
Collins Center for Public Policy	1,350.00		-	-	-	-	-	-	1,350.00
Community Giving Resource/Aspen Inst	960.00		-	-	-	-	-	-	960.00
Community Health Charities	3,525.00		-	-	-	-	-	-	3,525.00
Community Health Charities, NCA	1,373.99	*	413.99	-	-	-	-	-	960.00
Community Partners HealthNet	1,200.00		-	-	-	-	-	-	1,200.00
CRDF-U.S. Civilian Research & Devel	14,152.74	*	8,366.74	-	3,650.00	-	-	-	2,136.00
Cultural Tourism DC	3,774.00	*	825.00	-	-	-	-	-	2,949.00
Depository Trust & Clearing Corp	82,575.00		-	-	34,050.00	-	48,525.00	-	-
Direct Selling Education Foundation	1,068.00		-	-	-	-	-	-	1,068.00
Dyson Foundation	1,182.00	*	-	36.00	-	-	-	-	1,146.00
EdTech Networks, Inc.	52,815.00	*	-	50,790.00	-	-	-	2,700.00	-
Education Sector	26,764.12		12,364.12	-	-	14,400.00	-	-	-
Emerging Practitioners in Philan	1,200.00		-	-	-	-	-	-	1,200.00
Ensuring Solutions to Alcohol Prob.	26,383.96		26,708.95	-	-	-	-	-	(324.99)
Enterprise Community Partners	3,544.58	*	-	-	344.58	-	-	-	3,200.00
EverBank	18,200.00		18,200.00	-	-	-	-	-	-
Fairlington United Methodist Church	1,050.00		-	-	-	-	-	-	1,050.00
Federal Mediation & Conciliation	73,946.17		-	68,349.29	-	-	5,596.88	-	-
Folksamerica	1,650.00		1,650.00	-	-	-	-	-	-
Foreign Policy Association	14,111.12	*	4,625.33	-	5,060.79	-	-	-	4,425.00
Forex Capital Markets	16,301.55		16,301.55	-	-	-	-	-	-
Foundation Financial Officers Group	5,044.50	*	1,500.00	-	-	-	-	-	3,544.50
Foundation for the Defense of Democr	10,563.04	*	8,103.04	-	630.00	-	-	-	1,830.00
Free to Grow	1,455.00		-	-	-	-	-	-	1,455.00

Exhibit E - Page 5

EXHIBIT E
Bridgeline Software, Inc.
Analysis of Revenues by Category
For the Three Months Ended December 31, 2005

The Company recognizes revenue under three different revenue streams: Web services (which include perpetual licenses), Managed services (which includes hosting arrangements) and Subscription services. The Company's revenue recognition policies for each of these arrangements is noted below and also more fully described in Note 2 to the Company's consolidated financial statements.

Web Services (2)
		Web Development by Type of Billing				Managed Services (4)
Customer (1)	Total Revenue Recognized First Quarter 2006 (1)	Milestone	Other Fixed	Time/ Materials	Perpetual License (3)	Prof Services	Hosting	Subscriptions (5)
Funders' Network for Smart Growth	3,150.00		-	-	-	-	-	-	3,150.00
GEO	5,207.00	*	545.00	-	1,800.00	-	-	-	2,862.00
Gill Foundation	26,114.36	*	15,634.50	-	4,680.00	-	-	-	5,799.86
Grantmakers for Children,Youth & Fam	21,827.65		16,827.65	-	-	5,000.00	-	-	-
Grantmakers In Health	4,731.67	*	-	876.67	-	-	-	-	3,855.00
Grantmakers in the Arts	1,810.00	*	-	925.00	-	-	-	-	885.00
Grants Managers Network	1,200.00		-	-	-	-	-	-	1,200.00
Health Privacy Project	951.00		-	-	-	-	-	-	951.00
HealthFunders	3,001.80		-	-	-	-	-	-	3,001.80
Howard Hughes Medical Institute	2,400.00		-	-	-	-	-	-	2,400.00
Institute for Defense Analyses	(4,021.32)		-	(4,021.32)	-	-	-	-	-
Institute for Medicine as a Pro	12,177.52		-	12,177.52	-	-	-	-	-
Int'l Institute Modern Letter	3,143.09	*	2,651.84	-	-	-	-	-	491.25
Janney Montgomery Scott LLC	4,199.07		4,199.07	-	-	-	-	-	-
JB Hanauer & Co.	5,000.00		-	5,000.00	-	-	-	-	-
Jewish Funders Network	2,792.28	*	854.78	-	-	-	-	-	1,937.50
John Hancock	124,850.59	*	99,325.59	-	4,375.00	-	-	21,150.00	-
John Hancock Group Life	104,851.07		104,851.07	-	-	-	-	-	-
John Hancock Investment Services	1,200.00		-	-	-	-	-	1,200.00	-
MBL International Corporation	160.00		-	-	-	-	160.00	-	-
Meyer Foundation (Eugene and Agnes)	1,717.00	*	250.00	-	-	-	-	-	1,467.00
Michael & Susan Dell Foundation	2,912.56		-	-	2,912.56	-	-	-	-
National Academy of Social Insurance	4,919.56	*	1,989.52	-	-	-	716.04	-	2,214.00
National Architectural Accrediting	1,731.00		-	-	-	-	-	-	1,731.00
National Children's Museum	1,394.65	*	389.65	-	-	-	-	-	1,005.00
National Financial Partners	77,188.40		77,188.40	-	-	-	-	-	-
National Fire Protection Association	859.75		-	-	859.75	-	-	-	-
National Press Foundation	1,455.00		-	-	-	-	-	-	1,455.00
NEC Foundation of America	1,212.00		-	-	-	-	-	-	1,212.00
New York - Presbyterian Hospital	25,163.01		-	24,519.42	-	-	643.59	-	-
New York Regional Assoc. of Grantmak	5,781.75	*	-	3,243.75	-	-	-	-	2,538.00
Newton-Wellesley Hospital	42,863.23	*	-	36,563.23	-	-	-	6,300.00	-
Nomura Securities International	343,120.06		-	129,266.33	99,853.73	-	114,000.00	-	-
Non Profit Sector Research Fund	1,987.50	*	-	-	187.50	-	-	-	1,800.00
North American Skull Base Society	1,103.75		-	-	-	-	-	-	1,103.75
Omgeo	29,341.24		29,341.24	-	-	-	-	-	-
Packard Foundation	38,574.55		31,134.55	-	7,440.00	-	-	-	-
Partnership for Public Service	2,813.75		-	-	-	-	-	-	2,813.75
Pfizer	1,733.83		1,733.83	-	-	-	-	-	-
Physicians' Foundation	11,862.92	*	-	11,722.92	-	-	-	-	140.00
Princeton University	4,139.00	*	2,000.00	-	-	-	-	-	2,139.00
Scripps Foundation	1,537.50	*	-	-	337.50	-	-	-	1,200.00
Sound Partners	2,082.68	*	732.68	-	-	-	-	-	1,350.00
Stuart Foundation	885.00		-	-	-	-	-	-	885.00

Exhibit E - Page 6

EXHIBIT E
Bridgeline Software, Inc.
Analysis of Revenues by Category
For the Three Months Ended December 31, 2005

The Company recognizes revenue under three different revenue streams: Web services (which include perpetual licenses), Managed services (which includes hosting arrangements) and Subscription services. The Company's revenue recognition policies for each of these arrangements is noted below and also more fully described in Note 2 to the Company's consolidated financial statements.

Web Services (2)
		Web Development by Type of Billing				Managed Services (4)
Customer (1)	Total Revenue Recognized First Quarter 2007 (1)	Milestone	Other Fixed	Time/ Materials	Perpetual License (3)	Prof Services	Hosting	Subscriptions (5)
Surdna Foundation	10,617.03		10,617.03	-	-	-	-	-	-
SWIFT National Group	1,050.00		-	-	-	-	-	1,050.00	-
The Commonwealth Fund	32,776.79		-	-	11,908.75	-	20,868.04	-	-
The Commonwealth Fund	13,680.84	*	-	-	5,087.09	-	-	-	8,593.75
Tides Foundation	750.00		-	-	-	-	-	-	750.00
Transparency International-USA	681.01		261.01	-	420.00	-	-	-	-
Truman Scholarship Foundation	2,210.00	*	-	-	200.00	-	-	-	2,010.00
United Hospital Fund	4,265.27	*	2,003.27	-	-	-	-	-	2,262.00
Wenner-Gren Foundation	2,137.50		-	-	2,137.50	-	-	-	-
William Penn Foundation	1,500.00		-	-	-	-	-	-	1,500.00
William T. Grant Foundation	3,120.00	*	-	-	1,095.00	-	-	-	2,025.00
Women & Philanthropy	1,384.50	*	-	-	202.50	-	-	-	1,182.00
Woodmen of the World	4,080.00		-	-	-	-	-	4,080.00	-
Woodrow Wilson Presidential Library	27,945.00	*	15,150.00	-	-	12,500.00	-	-	295.00

Grand	1,712,845.58		581,812.83	521,009.07	195,870.65	33,900.00	214,333.46	52,980.00	113,614.57

Exhibit E - Page 7

(1) This amount represents the total revenue per customer which in certain instances is derived through multiple contracts with each customer.

(2) Web services include professional services primarily related to the Company's Web development solutions. Web services are sold either on a stand alone basis or in multiple element arrangements with Managed Services and/or the Company's licensed software products. Web services revenue is invoiced based on contractually identified milestones or periodic progress billing based on services provided to date. Revenue from Web Services is recognized when the services are performed using the proportional performance model using a method based on cost incurred in relation to total estimated cost at completion. Labor costs are the most appropriate measure to allocate revenue among reporting periods, as they are the primary input to the provision of our Web Services. Fixed fee engagements are typically based on monthly deliverables or the completion of milestones. For milestone based projects, since milestone pricing is based on hourly costs and the duration of such engagements is relatively short, this approach principally mirrors an output approach under the proportional performance model for revenue recognition on such fixed priced engagements

(3) Perpetual licenses refers to the Company's NetEditor software product which is sold in multiple element arrangements with Web services. The revenue related to NetEditor (i.e. the delivered element) is recognized upon achievement of all applicable criteria set forth in SOP 97-2. The Company recognizes revenue from perpetual software licenses upon delivery of the software because the related Web Services are not essential to the functionality of the software and do not involve significant modification or customization of the software.

(4) Managed services primarily include on-going retained professional services and may also include monthly hosting fees for the use of hardware and infrastructure, generally at the Company’s network operating center. Managed Services are sold on a stand-alone basis or, as described below, in multiple element arrangements with Web Services and the Company’s licensed software products. Stand-alone on-going retained professional services are either contracted for on an “on call” basis or for a certain amount of hours each month. Such arrangements generally provide for a guaranteed availability of a number of professional services hours each month on a “use it or lose it” basis. These arrangements do not require formal customer acceptance and do not grant any future right to labor hours contracted for but not used.

Revenue from Hosting services is incidental to the Company’s Web Services activities and, for all periods presented, the only customers under contractual hosting arrangements have previously been Web Services customers. The Company's hosting arrangements are typically short-term in nature and include a clause for termination by either party for convenience upon 30 days' notice. Moreover, there are no significant upfront fees associated with the Company's hosting arrangements. Accordingly, the Company recognizes revenue on hosting arrangements on a monthly basis over the period to which the service is delivered. Hosting revenue has historically been insignificant to both the Company’s business strategy and to total revenues and does not warrant separate classification in the statement of operations.

(5) Subscriptions include on-going access to features of the Company's Orgitecture platform through a hosting arrangement. Subscriptions are initially sold as part of multi-element arrangements with the Company's Web and/or Managed Services. After development and installation of the Company's web development solution, subscription revenues are recognized monthly until such time as the Company or customer terminates the arrangement. Subscriptions are accounted for as separate units of accounting based on their respective value to the customer on a stand-alone basis and are separately priced based on third party evidence of fair value when VSOE is not available. The Company's subscriptions include a clause for termination by either party for convenience upon 30 days' notice.

* Represents a multiple element arrangement. The Company accounts for multiple element arrangments under EITF 00-21, Accounting For Revenue Arrangements with Multiple Deliverables. Accordingly, the Company identifies separate units of accounting by concluding that the delivered elements have stand alone value and establishing VSOE of fair value or third party evidence of fair value when VSOE is unvailable for the undelivered elements in each arrangment, generally the hosting services or subscriptions. Further, since the Company is unable to attain VSOE for the undelivered element, it relies on the standard in EITF 00-21 to ascertain evidence of third party fair value, as the Company's pricing for such hosting services and subscriptions is in accordance with standard price lists, and such prices are not discounted. Revenue is recognized for the delivered element(s) using the residual method, whereby the value ascribed to the delivered element(s) is derived from the difference between the total consideration in the arrangement less the VSOE or third part fair value of the undelivered elements.

The Company's accounting policies for each element are described more fully above and in Note 2 to the Company's Consolidated Financial Statements.

Exhibit E - Page 8

EXHIBIT E

Bridgeline Software, Inc.
Analysis of Revenues by Category
For the Fiscal Year Ended September 30, 2006

The Company recognizes revenue under three different revenue streams: Web services (which include perpetual licenses), Managed services (which includes hosting arrangements) and Subscription services. The Company's revenue recognition policies for each of these arrangements is noted below and also more fully described in Note 2 to the Company's consolidated financial statements.

Web Services (2)
		Web Development by Type of Billing				Managed Services (4)
Customer (1)	Total Revenue Recognized Fiscal Year 2006 (1)	Milestone	Other Fixed	Time/ Materials	Perpetual License (3)	Prof Services	Hosting	Subscriptions (5)
48hourprint.com	21,478.41		21,478.41	-	-	-	-	-	-
A.L.Mailman Family Foundation	15,439.99	*	15,139.99	-	-	-	-	-	300.00
AIDS Housing of Washington	13,389.10	*	850.00	-	6,961.50	-	-	-	5,577.60
Annenberg Foundation	5,495.00	*	1,087.50	-	-	-	-	-	4,407.50
Annenberg Foundation Trust	18,598.77		17,098.77	-	-	1,500.00	-	-	-
Archstone Foundation	7,052.25		-	-	-	-	-	-	7,052.25
Argosy Foundation	51,984.36	*	35,725.00	-	6,439.36	9,000.00	-	-	820.00
Argosy Foundation	1,350.00		1,350.00	-	-	-	-	-	-
ArQule, Inc.	18,361.21		18,361.21	-	-	-	-	-	-
Aspen Institute	25,345.75	*	17,382.00	-	-	-	-	-	7,963.75
Assoc. of Baltimore Area Grantmakers	15,725.00	*	10,985.00	-	-	-	-	-	4,740.00
Associated Press	105,329.64		105,329.64	-	-	-	-	-	-
Astra Tech, Inc.	19,180.07	*	-	3,880.07	-	-	-	15,300.00	-
Automated Emblem Supplies	96,074.33		96,074.33	-	-	-	-	-	-
Bank of New York	582,696.38		-	277,273.98	281,366.40	-	24,056.00	-	-
Barbara Lee Family Foundation	4,382.00	*	842.00	-	-	-	-	-	3,540.00
Barr Foundation	11,612.50	*	7,500.00	-	1,312.50	1,000.00	-	-	1,800.00
BladeLogic	10,812.50		10,812.50	-	-	-	-	-	-
Blue Moon Fund	6,975.83	*	348.33	-	2,662.50	-	-	-	3,965.00
Borderline Personality Disorder	9,764.11		-	6,176.11	-	-	2,400.00	-	1,188.00
Boston Public Library	39,372.54		39,372.54	-	-	-	-	-	-
Brain Tumor Society	3,225.00	*	950.00	-	-	-	-	2,275.00	-
Brown University - Adv Info Svcs	30,000.00		30,000.00	-	-	-	-	-	-
Burness Communications	26,428.40	*	25,319.40	-	-	-	-	-	1,109.00
Cadaret, Grant & Co.	103,187.30	*	55,187.30	-	-	-	-	48,000.00	-
Cadaret, Grant & Co.	133,500.00		-	-	-	-	133,500.00	-	-
California Highway Patrol	51,995.44		40,650.00	-	9,345.44	2,000.00	-	-	-
Cambria Consulting	(2,619.70)		(2,619.70)	-	-	-	-	-	-
Carr Foundation	15,000.00		15,000.00	-	-	-	-	-	-
Center for Health Care Strategies	21,542.92	*	1,300.00	5,672.50	3,551.67	-	-	-	11,018.75
Center for Nonprofit Advancement	6,138.00	*	-	-	2,094.00	-	-	-	4,044.00
CFDataExchange - Piper Fund	4,800.00		-	-	-	-	-	-	4,800.00
CloseUp Foundation	14,978.00		-	-	14,978.00	-	-	-	-
Collins Center for Public Policy	5,400.00		-	-	-	-	-	-	5,400.00
Community Giving Resource/Aspen Inst	3,974.00	*	134.00	-	-	-	-	-	3,840.00
Community Health Charities	19,059.50	*	1,119.50	-	-	-	-	-	17,940.00
Community Partners HealthNet	4,800.00		-	-	-	-	-	-	4,800.00
Cornell Weill	1,235.94		-	1,235.94	-	-	-	-	-
CRDF-U.S. Civilian Research	39,764.04	*	20,617.54	8,562.50	-	-	-	-	10,584.00
Cultural Tourism DC	13,392.00	*	1,596.00	-	-	-	-	-	11,796.00
Dana-Farber/Havard Cancer	3,757.00		3,757.00	-	-	-	-	-	-
Depository Trust & Clearing	469,303.71		123,000.00	103,678.71	34,050.00	-	208,575.00	-	-
Direct Selling Education	4,425.00	*	165.50	-	-	-	-	-	4,259.50
Dyson Foundation	19,140.75	*	4,026.25	-	10,530.50	-	-	-	4,584.00

Exhibit E - Page 9

EXHIBIT E

Bridgeline Software, Inc.
Analysis of Revenues by Category
For the Fiscal Year Ended September 30, 2006

The Company recognizes revenue under three different revenue streams: Web services (which include perpetual licenses), Managed services (which includes hosting arrangements) and Subscription services. The Company's revenue recognition policies for each of these arrangements is noted below and also more fully described in Note 2 to the Company's consolidated financial statements.

Web Services (2)
		Web Development by Type of Billing				Managed Services (4)
Customer (1)	Total Revenue Recognized Fiscal Year 2006 (1)	Milestone	Other Fixed	Time/ Materials	Perpetual License (3)	Prof Services	Hosting	Subscriptions (5)
EdTech Networks, Inc.	129,375.00	*	-	120,375.00	-	-	-	9,000.00	-
Education Sector	79,348.05	*	45,940.03	-	16,383.02	14,400.00	-	-	2,625.00
Emerging Practitioners in Philanthropy	4,800.00		-	-	-	-	-	-	4,800.00
Ensuring Solutions to Alchol Problems	29,363.95	*	26,708.95	-	-	-	-	-	2,655.00
Enterprise Community Partners	13,769.58	*	-	-	638.33	-	-	-	13,131.25
Entrepreneurs' Organization	18,043.99		18,043.99	-	-	-	-	-	-
ESCR-Net	54,466.82		43,466.82	-	-	11,000.00	-	-	-
EverBank	18,200.00		18,200.00	-	-	-	-	-	-
Fairlington United Method Church	4,200.00		-	-	-	-	-	-	4,200.00
Faith Moore and Associates	9,720.87		9,720.87	-	-	-	-	-	-
Family Mental Health Institute	9,359.75		-	-	9,359.75	-	-	-	-
Federal Mediation & Concilation	273,907.09		-	251,407.09	-	-	22,500.00	-	-
Folksamerica	4,125.00		2,925.00	1,200.00	-	-	-	-	-
Foreign Policy Association	70,640.78	*	36,318.28	-	16,622.50	-	-	-	17,700.00
Forex Capital Markets	18,000.00		18,000.00	-	-	-	-	-	-
Foundation Financial Officers Group	16,623.00	*	2,250.00	-	-	-	-	-	14,373.00
Foundation for Child Development	18,074.90		6,672.57	-	11,402.33	-	-	-	-
Foundation for the Defense of Democracy	14,138.80	*	11,108.79	-	630.00	-	-	(4,919.99)	7,320.00
FOX Relocation Management	1,267.70		-	1,267.70	-	-	-	-	-
Free to Grow	5,820.00		-	-	-	-	-	-	5,820.00
Funders' Network for Smart Growth	12,600.00		-	-	-	-	-	-	12,600.00
FundQuest	55,515.50		55,515.50	-	-	-	-	-	-
GEO	16,960.50	*	6,343.75	-	-	-	-	-	10,616.75
GEO	8,550.00		-	-	7,620.00	-	930.00	-	-
Gill Foundation	77,308.76	*	39,133.61	-	15,200.00	-	-	-	22,975.15
Grantmakers for Children, Youth Families	81,380.19	*	73,570.19	-	-	5,000.00	-	-	2,810.00
Grantmakers In Health	23,177.92	*	7,757.92	-	-	-	-	-	15,420.00
Grantmakers in the Arts	8,700.00	*	5,160.00	-	-	-	-	-	3,540.00
Grants Managers Network	4,800.00		-	-	-	-	-	-	4,800.00
Health Privacy Project	4,148.00	*	119.00	-	-	-	-	-	4,029.00
HealthFunders	12,868.45	*	861.25	-	-	-	-	-	12,007.20
HealthOne Care System, Inc	1,000.00		-	1,000.00	-	-	-	-	-
Howard Hughes Medical Institute	9,600.00		-	-	-	-	-	-	9,600.00
IBS America, Inc.	5,750.00		5,750.00	-	-	-	-	-	-
Institute for Medicine as a Profession	17,554.66	*	12,955.79	150.00	1,575.00	-	-	-	2,873.87
IntelliVid Corporation	7,065.57		7,065.57	-	-	-	-	-	-
Int'l Institute Modern Letter	14,897.59	*	13,637.59	-	491.25	-	-	-	768.75
IONA Technologies	2,090.16		2,090.16	-	-	-	-	-	-
Janney Montgomery Scott LLC	60,904.37		60,904.37	-	-	-	-	-	-
JB Hanauer & Co.	5,000.00		-	5,000.00	-	-	-	-	-
Jeans Cream	500.00		-	-	500.00	-	-	-	-
Jewish Funders Network	2,792.28	*	854.78	-	-	-	-	-	1,937.50
John Hancock	481,936.69	*	385,649.06	5,677.63	4,810.00	-	-	85,800.00	-
JR Katz	7,695.17		7,695.17	-	-	-	-	-	-

Exhibit E - Page 10

EXHIBIT E
Bridgeline Software, Inc.
Analysis of Revenues by Category
For the Fiscal Year Ended September 30, 2006

The Company recognizes revenue under three different revenue streams: Web services (which include perpetual licenses), Managed services (which includes hosting arrangements) and Subscription services. The Company's revenue recognition policies for each of these arrangements is noted below and also more fully described in Note 2 to the Company's consolidated financial statements.

Web Services (2)
		Web Development by Type of Billing				Managed Services (4)
Customer (1)	Total Revenue Recognized Fiscal Year 2006 (1)	Milestone	Other Fixed	Time/ Materials	Perpetual License (3)	Prof Services	Hosting	Subscriptions (5)
Mangia 57, Inc.	5,600.00	*	(5,600.00)	-	-	-	-	11,200.00	-
Massachusetts General Hospital	7,500.00		7,500.00	-	-	-	-	-	-
MBL International Corporation	800.00		-	-	-	-	800.00	-	-
Meyer Foundation (Eugene and Agnes)	19,013.00	*	1,362.50	-	11,832.50	-	-	-	5,818.00
Michael & Susan Dell Foundation	9,570.00		9,570.00	-	-	-	-	-	-
MIT Careers Office	95,127.55		95,127.55	-	-	-	-	-	-
National Academy of Social Insurance	22,893.16	*	4,770.00	-	4,872.16	-	4,320.00	-	8,931.00
National Architectural Accrediting	6,924.00		-	-	-	-	-	-	6,924.00
National Children's Museum	13,862.67	*	-	2,252.67	7,590.00	-	-	-	4,020.00
National Financial Partners	271,528.16		242,840.66	-	28,687.50	-	-	-	-
National Fire Protection	20,970.50		2,975.00	-	17,995.50	-	-	-	-
National Palliative Care	47,039.68		25,858.53	-	21,181.15	-	-	-	-
National Press Foundation	6,895.00	*	1,075.00	-	-	-	-	-	5,820.00
NEC Foundation of America	4,848.00		-	-	-	-	-	-	4,848.00
New York - Presbyterian Hospital	113,213.78		-	82,437.08	25,686.93	-	5,089.77	-	-
New York Regional Assoc. of Grantmakers	19,738.25	*	9,411.25	-	-	-	-	-	10,327.00
Newton-Wellesley Hospital	99,548.20	*	330.00	74,018.20	-	-	-	25,200.00	-
Nomura Securities International	1,815,800.17		171,586.69	610,019.48	566,194.00	-	468,000.00	-	-
Non Profit Sector Research Fund	8,381.25	*	1,031.25	-	-	-	-	-	7,350.00
North American Skull Base Society	1,103.75		-	-	-	-	-	-	1,103.75
Omgeo	140,122.25		140,122.25	-	-	-	-	-	-
Oprah's Angel Network	22,470.36		-	-	22,470.36	-	-	-	-
Oxford International Review	58,403.62		9,479.66	34,279.96	11,644.00	3,000.00	-	-	-
Packard Foundation	105,009.32		37,891.18	53,365.64	13,752.50	-	-	-	-
Paperloop	3,300.00		-	3,300.00	-	-	-	-	-
Partnership for Public Service	11,048.75		-	-	-	-	-	-	11,048.75
Pfizer	485,017.50		485,017.50	-	-	-	-	-	-
Phase Forward	48,451.84		48,451.84	-	-	-	-	-	-
Phillips Design Group	16,200.00		16,200.00	-	-	-	-	-	-
Physicians' Foundation	13,197.92	*	-	11,797.92	-	-	-	-	1,400.00
Pioneer Credit	2,333.34		-	2,333.34	-	-	-	-	-
Princeton University	12,056.00	*	3,500.00	-	-	-	-	-	8,556.00
RISI	90,315.84		73,940.84	-	16,375.00	-	-	-	-
Rockefeller Brothers Fund	14,932.50		14,932.50	-	-	-	-	-	-
RSA Conference	147,204.30		147,204.30	-	-	-	-	-	-
Scripps Foundation	2,371.50	*	371.50	-	-	-	-	-	2,000.00
Sepracor Inc.	2,062.50		-	-	2,062.50	-	-	-	-
Sound Partners	4,513.33	*	-	1,258.33	-	-	-	-	3,255.00
Spotfire, Inc.	64,063.82		18,714.32	13,650.00	16,454.75	-	15,244.75	-	-
Stuart Foundation	12,307.03	*	-	8,767.03	-	-	-	-	3,540.00
Surdna Foundation	4,565.00	*	1,910.00	-	-	-	-	-	2,655.00
SWIFT National Group	4,200.00		-	-	-	-	-	4,200.00	-
The Callidon Group	12,661.54		-	12,661.54	-	-	-	-	-
The Commonwealth Fund	105,929.61	*	-	16,879.00	55,706.86	-	-	-	33,343.75

Exhibit E - Page 11

EXHIBIT E
Bridgeline Software, Inc.
Analysis of Revenues by Category
For the Fiscal Year Ended September 30, 2006

The Company recognizes revenue under three different revenue streams: Web services (which include perpetual licenses), Managed services (which includes hosting arrangements) and Subscription services. The Company's revenue recognition policies for each of these arrangements is noted below and also more fully described in Note 2 to the Company's consolidated financial statements.

Web Services (2)
		Web Development by Type of Billing				Managed Services (4)
Customer (1)	Total Revenue Recognized Fiscal Year 2006 (1)	Milestone	Other Fixed	Time/ Materials	Perpetual License (3)	Prof Services	Hosting	Subscriptions (5)
The Commonwealth Fund	159,336.80		14,523.75	-	-	-	144,813.05	-	-
The Skin Cancer Foundation	8,125.82		-	-	8,125.82	-	-	-	-
Tides Foundation	3,000.00		-	-	-	-	-	-	3,000.00
Transparency Internationational	7,842.06		5,449.56	-	2,392.50	-	-	-	-
Trillium Software	20,897.55		-	20,897.55	-	-	-	-	-
Truman Scholarship Foundation	20,751.67	*	9,200.00	2,306.67	1,205.00	-	-	-	8,040.00
United Hospital Fund	70,703.00	*	26,077.50	4,380.00	30,095.00	-	-	-	10,150.50
Wenner-Gren Foundation	63,704.93	*	40,650.00	-	20,353.93	2,000.00	-	-	701.00
William Penn Foundation	6,000.00		-	-	-	-	-	-	6,000.00
William T. Grant Foundation	13,550.42	*	-	5,244.17	-	-	-	-	8,306.25
Women & Philanthropy	4,628.50	*	219.50		-	-	-	-	4,409.00
Woodmen of the World	16,320.00		-	-	-	-	-	16,320.00	-
Woodrow Wilson Presidential Library	78,155.83	*	56,562.50	-	5,968.33	12,500.00	-	-	3,125.00

Grand	8,234,999.70		3,362,616.15	1,752,405.81	1,349,170.34	61,400.00	1,030,228.57	212,375.01	466,803.82

Exhibit E - Page 12

(1) This amount represents the total revenue per customer which in certain instances is derived through multiple contracts with each customer.

(2) Web services include professional services primarily related to the Company's Web development solutions. Web services are sold either on a stand alone basis or in multiple element arrangements with Managed Services and/or the Company's licensed software products. Web services revenue is invoiced based on contractually identified milestones or periodic progress billing based on services provided to date. Revenue from Web Services is recognized when the services are performed using the proportional performance model using a method based on cost incurred in relation to total estimated cost at completion. Labor costs are the most appropriate measure to allocate revenue among reporting periods, as they are the primary input to the provision of our Web Services. Fixed fee engagements are typically based on monthly deliverables or the completion of milestones. For milestone based projects, since milestone pricing is based on hourly costs and the duration of such engagements is relatively short, this approach principally mirrors an output approach under the proportional performance model for revenue recognition on such fixed priced engagements.

(3) Perpetual licenses refers to the Company's NetEditor software product which is sold in multiple element arrangements with Web services. The revenue related to NetEditor (i.e. the delivered element) is recognized upon achievement of all applicable criteria set forth in SOP 97-2. The Company recognizes revenue from perpetual software licenses upon delivery of the software because the related Web Services are not essential to the functionality of the software and do not involve significant modification or customization of the software.

(4) Managed services primarily include on-going retained professional services and may also include monthly hosting fees for the use of hardware and infrastructure, generally at the Company’s network operating center. Managed Services are sold on a stand-alone basis or, as described below, in multiple element arrangements with Web Services and the Company’s licensed software products. Stand-alone on-going retained professional services are either contracted for on an “on call” basis or for a certain amount of hours each month. Such arrangements generally provide for a guaranteed availability of a number of professional services hours each month on a “use it or lose it” basis. These arrangements do not require formal customer acceptance and do not grant any future right to labor hours contracted for but not used.

Revenue from Hosting services is incidental to the Company’s Web Services activities and, for all periods presented, the only customers under contractual hosting arrangements have previously been Web Services customers. The Company's hosting arrangements are typically short-term in nature and include a clause for termination by either party for convenience upon 30 days' notice. Moreover, there are no significant upfront fees associated with the Company's hosting arrangements. Accordingly, the Company recognizes revenue on hosting arrangements on a monthly basis over the period to which the service is delivered. Hosting revenue has historically been insignificant to both the Company’s business strategy and to total revenues and does not warrant separate classification in the statement of operations.

(5) Subscriptions include on-going access to features of the Company's Orgitecture platform through a hosting arrangement. Subscriptions are initially sold as part of multi-element arrangements with the Company's Web and/or Managed Services. After development and installation of the Company's web development solution, subscription revenues are recognized monthly until such time as the Company or customer terminates the arrangement. Subscriptions are accounted for as separate units of accounting based on their respective value to the customer on a stand-alone basis and are separately priced based on third party evidence of fair value when VSOE is not available. The Company's subscriptions include a clause for termination by either party for convenience upon 30 days' notice.

* Represents a multiple element arrangement. The Company accounts for multiple element arrangments under EITF 00-21, Accounting For Revenue Arrangements with Multiple Deliverables. Accordingly, the Company identifies separate units of accounting by concluding that the delivered elements have stand alone value and establishing VSOE of fair value or third party evidence of fair value when VSOE is unvailable for the undelivered elements in each arrangment, generally the hosting services or subscriptions. Further, since the Company is unable to attain VSOE for the undelivered element, it relies on the standard in EITF 00-21 to ascertain evidence of third party fair value, as the Company's pricing for such hosting services and subscriptions is in accordance with standard price lists, and such prices are not discounted. Revenue is recognized for the delivered element(s) using the residual method, whereby the value ascribed to the delivered element(s) is derived from the difference between the total consideration in the arrangement less the VSOE or third part fair value of the undelivered elements..

The Company's accounting policies for each element are described more fully above and in Note 2 to the Company's Consolidated Financial Statements.

Exhibit E - Page 13

EXHIBIT E

Bridgeline Software, Inc.
Analysis of Revenues by Category
For the Fiscal Year Ended September 30, 2005

The Company recognizes revenue under three different revenue streams: Web services (which include perpetual licenses), Managed services (which includes hosting arrangements) and Subscription services. The Company's revenue recognition policies for each of these arrangements is noted below and also more fully described in Note 2 to the Company's consolidated financial statements.

Web Services (2)
		Web Development by Type of Billing				Managed Services (4)
Customer (1)	Total Revenue Recognized Fiscal Year 2005 (1)	Milestone	Other Fixed	Time/ Materials	Perpetual License (3)	Prof Services	Hosting	Subscriptions (5)
A.L.Mailman Family Foundation	2,127.50		-	-	2,127.50	-	-	-	-
AIDS Housing of Washington	7,683.20	*	3,500.00	-	-	-	-	-	4,183.20
American Psychoanaly	1,055.00		1,055.00	-	-	-	-	-	-
Andrew W. Mellon Foundation	3,710.00		3,710.00	-	-	-	-	-	-
Annenberg Foundation	5,968.20		-	-	-	-	-	-	5,968.20
Appalachian Regional Commission	850.00		-	-	-	-	-	-	850.00
Archstone Foundation	5,247.00		-	-	-	-	-	-	5,247.00
Arden Engineering	12,276.43		12,276.43	-	-	-	-	-	-
Aspen Institute	12,823.50	*	4,300.00	-	2,521.00	-	-	-	6,002.50
Assoc. of Baltimore Area Grantmakers	4,129.75	*	-	-	591.75	-	-	-	3,538.00
Astra Tech, Inc.	89,879.18	*	-	78,729.18	-	-	-	11,150.00	-
Automated Emblem Supplies	15,038.11		15,038.11	-	-	-	-	-	-
Bank of New York	1,081,903.84		211,353.10	321,669.74	338,467.00	-	210,414.00	-	-
Barbara Lee Family Foundation	2,298.00		-	-	-	-	-	-	2,298.00
Barr Foundation	2,314.00	*	964.00	-	-	-	-	-	1,350.00
Benton Foundation	1,848.25		-	-	-	-	-	-	1,848.25
Blue Moon Fund	51,656.65	*	40,794.23	-	10,681.08	-	-	-	181.34
Bonjour Paris	(17.00)		-	(17.00)	-	-	-	-	-
Boomtown US / Mads Ehrhardt	450.00		450.00	-	-	-	-	-	-
Borderline Personality	23,881.36	*	4,558.80	-	-	-	18,431.56	-	891.00
Brain Tumor Society	2,900.00		-	-	-	-	-	2,900.00	-
BSN Medical	9,000.00		9,000.00	-	-	-	-	-	-
Burness Communications	1,923.85		1,923.85	-	-	-	-	-	-
Cadaret, Grant & Co.	135,905.00	*	65,500.00	-	-	22,500.00	-	47,905.00	-
Cadaret, Grant & Co.	120,145.48		-	-	-	-	120,145.48	-	-
California Association Realtors	31,492.52		31,492.52	-	-	-	-	-	-
Cambria Consulting	42,697.77		17,812.00	24,885.77	-	-	-	-	-
Catalyst International	5,457.34		-	5,457.34	-	-	-	-	-
Center for Health Care Strategies	21,178.67	*	13,128.67	2,125.00	-	-	-	-	5,925.00
Center for Nonprofit Advancement	11,782.00	*	8,749.00	-	-	-	-	-	3,033.00
CFDataExchange - Piper Fund	3,600.00		-	-	-	-	-	-	3,600.00
Collins Center for Poblic Policy	4,050.00		-	-	-	-	-	-	4,050.00
Community Giving Resource/Aspen	2,674.00	*	44.00	-	-	-	-	-	2,630.00
Community Health Charities	44,331.55	*	28,496.55	-	1,980.00	-	-	-	13,855.00
Community Partners Healthnet	3,600.00		-	-	-	-	-	-	3,600.00
Cornell Weill	2,570.34		-	-	-	-	2,570.34	-	-
CRDF-U.S. Civilian Research	199,041.75	*	165,163.26	20,322.49	12,844.00	-	-	-	712.00
Cultural Tourism DC	13,986.50		5,027.00	-	-	-	-	-	8,959.50
Depository Trust & Clearing	62,962.50		-	-	32,962.50	-	30,000.00	-	-
Direct Selling Education	3,204.00		-	-	-	-	-	-	3,204.00
Dyson Foundation	11,753.50	*	7,928.00	-	-	-	-	-	3,825.50
EdTech Networks, Inc	125,408.00	*	-	124,283.00	-	-	-	1,125.00	-
Emerging Practitioners	3,600.00		-	-	-	-	-	-	3,600.00
Ensuring Solutions to Alcohol Problems	9,825.05		4,991.05	4,834.00	-	-	-	-	-
Enterprise Community Partners	16,476.67	*	6,801.67	-	-	-	-	-	9,675.00

Exhibit E - Page 14

EXHIBIT E
Bridgeline Software, Inc.
Analysis of Revenues by Category
For the Fiscal Year Ended September 30, 2005

The Company recognizes revenue under three different revenue streams: Web services (which include perpetual licenses), Managed services (which includes hosting arrangements) and Subscription services. The Company's revenue recognition policies for each of these arrangements is noted below and also more fully described in Note 2 to the Company's consolidated financial statements.

Web Services (2)
		Web Development by Type of Billing				Managed Services (4)
Customer (1)	Total Revenue Recognized Fiscal Year 2005 (1)	Milestone	Other Fixed	Time/ Materials	Perpetual License (3)	Prof Services	Hosting	Subscriptions (5)

Environmental Defense	9,500.00		9,500.00	-	-	-	-	-	-
Fairlington United Methodist	3,150.00	*	700.00	-	-	-	-	-	2,450.00
Federal Mediation &	543,844.18		-	515,665.18	-	-	28,179.00	-	-
Folksamerica	63,473.13		63,473.13	-	-	-	-	-	-
Ford Foundation	23,059.55		23,059.55	-	-	-	-	-	-
Foreign Policy Association	21,943.00	*	8,668.00	-	-	-	-	-	13,275.00
Foundation Financial Officers	10,818.50	*	225.00	-	-	-	-	-	10,593.50
Foundation for the Defense	5,004.21		-	5,004.21	-	-	-	-	-
Free to Grow	6,405.00	*	993.00	-	-	-	-	-	5,412.00
Funders' Network for Smart Growth	9,450.00		-	-	-	-	-	-	9,450.00
FundQuest	39,773.86		15,000.00	24,773.86	-	-	-	-	-
GEO	39,536.83	*	24,245.00	-	6,383.33	-	-	-	8,908.50
Gill Foundation	27,850.50	*	9,270.00	-	610.00	-	-	-	17,970.50
Global Center for Dispute	1,471.00	*	316.00	-	-	-	-	-	1,155.00
Global Center for Dispute	2,365.62		-	-	2,365.62	-	-	-	-
Graduate Management Admission	132,756.10		-	132,756.10	-	-	-	-	-
Grantmakers for Children Youth Families	14,122.81		3,898.81	-	10,224.00	-	-	-	-
Grantmakers In Health	27,281.92	*	14,725.00	3,144.00	1,702.92	-	-	-	7,710.00
Grantmakers in the Arts	44,180.92	*	33,692.01	-	9,898.91	-	-	-	590.00
Grants Managers Network	3,600.00		-	-	-	-	-	-	3,600.00
Health Privacy Project	2,819.00		-	-	-	-	-	-	2,819.00
HealthFunders	9,180.40	*	175.00	-	-	-	-	-	9,005.40
Howard Hughes Medical	7,200.00		7,200.00	-	-	-	-	-	-
Institute for Defense Analysis	18,309.25		8,309.25	-	-	10,000.00	-	-	-
Institute for Medicine as a Profession	52,245.41		41,925.41	-	10,320.00	-	-	-	-
Int'l Institute Modern Letter	9,950.66		9,950.66	-	-	-	-	-	-
Janney Montgomery Scott	132,422.13		72,422.13	-	-	60,000.00	-	-	-
JB Hanauer & Co.	104,112.57		-	104,112.57	-	-	-	-	-
Jewish Community Federation	9,706.71		-	9,706.71	-	-	-	-	-
Jewish Funders Network	19,682.77	*	-	-	13,524.02	-	-	-	6,158.75
John Hancock	505,126.91	*	378,776.43	-	2,000.00	35,000.00	-	89,350.48	-
Mangia 57, Inc.	10,000.00		-	-	-	-	-	10,000.00	-
MBL International Corporation	640.00		640.00	-	-	-	-	-	-
Meyer Foundation (Eugene and Agnes)	7,140.00	*	2,200.00	-	-	-	-	-	4,940.00
National Academy of Social Insurance	39,500.00	*	25,586.34	-	6,646.66	-	-	-	7,267.00
National Academy of Social Insurance	8,318.29		8,318.29	-	-	-	-	-	-
National Architectural Accrediting	5,193.00		-	-	-	-	-	-	5,193.00
National Children's Museum	23,257.58	*	3,461.33	-	-	-	-	-	19,796.25
National Financial Partners	69,981.06		69,981.06	-	-	-	-	-	-
National Fire Protec	15,000.00		11,500.00	-	-	3,500.00	-	-	-
National Fire Protection	15,430.40		15,430.40	-	-	-	-	-	-
National Press Foundation	10,187.50	*	5,575.00	-	-	-	-	-	4,612.50
NEC Foundation of America	3,636.00		3,636.00	-	-	-	-	-	-
New York - Presbyterian Hospital	33,235.06		-	-	-	-	33,235.06	-	-
New York Regional Assoc of Grantmakers	14,308.83	*	-	-	6,457.33	-	-	-	7,851.50

Exhibit E - Page 15

EXHIBIT E
Bridgeline Software, Inc.
Analysis of Revenues by Category
For the Fiscal Year Ended September 30, 2005

The Company recognizes revenue under three different revenue streams: Web services (which include perpetual licenses), Managed services (which includes hosting arrangements) and Subscription services. The Company's revenue recognition policies for each of these arrangements is noted below and also more fully described in Note 2 to the Company's consolidated financial statements.

Web Services (2)
		Web Development by Type of Billing				Managed Services (4)
Customer (1)	Total Revenue Recognized Fiscal Year 2005 (1)	Milestone	Other Fixed	Time/ Materials	Perpetual License (3)	Prof Services	Hosting	Subscriptions (5)
Newton-Wellesley Hospital	73,878.03	*	-	38,678.03	-	10,000.00	-	25,200.00	-
Nomura Securities International	172,314.00		34,992.00	137,322.00	-	-	-	-	-
Nomura Securities International	542,892.00		-	-	-	-	542,892.00	-	-
Non Profit Sector Research	6,478.75	*	-	-	531.25	-	-	-	5,947.50
North American Skull Base Society	2,880.00		-	-	-	-	-	-	2,880.00
Omgeo	8,030.11		-	8,030.11	-	-	-	-	-
Packard Foundation	55,827.03		-	-	20,827.03	35,000.00	-	-	-
Partnership for Public Service	10,405.00	*	2,170.00	-	-	-	-	-	8,235.00
Pax Deli	15,575.00	*	1,575.00	-	-	-	-	14,000.00	-
Physicians' Foundation	10,507.08		8,227.08	-	2,280.00	-	-	-	-
Princeton University	7,710.75	*	675.00	-	-	-	-	-	7,035.75
Rackspace	482.76		-	482.76	-	-	-	-	-
Scripps Foundation	3,779.25	*	173.00	-	-	-	-	-	3,606.25
Selfhelp Community Services	17,000.89		17,000.89	-	-	-	-	-	-
Sound Partners	4,290.00	*	240.00	-	-	-	-	-	4,050.00
Stanford Financial Group	37,100.00		-	-	37,100.00	-	-	-	-
Stuart Foundation	19,588.00	*	18,113.00	-	-	-	-	-	1,475.00
Surdna Foundation	25,088.29		18,256.53	-	6,831.76	-	-	-	-
SWIFT National Group	2,450.00		-	-	-	-	-	2,450.00	-
Technology Affinity	3,492.00	*	1,560.00	-	-	-	-	-	1,932.00
The Commonwealth Fund	143,430.79	*	10,800.54	-	49,894.49	-	53,553.26	-	29,182.50
Thompson Publishing	125.00		-	-	-	-	125.00	-	-
Tides Foundation	2,250.00		2,250.00	-	-	-	-	-	-
Transparency International	5,626.90		-	-	5,626.90	-	-	-	-
Triumvirate Environmental	10,940.00		10,940.00	-	-	-	-	-	-
Truman Scholarship Foundation	27,942.20	*	-	-	21,799.70	-	-	-	6,142.50
United Hospital Fund	13,354.83	*	-	-	6,568.83	-	-	-	6,786.00
William Penn Foundation	4,432.00		-	(68.00)	-	-	-	-	4,500.00
William T. Grant Foundation	16,134.76	*	3,700.00	-	4,574.76	-	-	-	7,860.00
Women & Philanthropy	3,546.00		-	-	-	-	-	-	3,546.00
Women in Film and Video	1,920.00		-	-	-	-	-	-	1,920.00
Woodmen of the World	50,596.52		50,596.52	-	-	-	-	-	-
Woodrow Wilson Presidential Library	4,234.00		4,234.00	-	-	-	-	-	-
Xybernaut Corporation	6,294.10		6,294.10	-	-	-	-	-	-
Yale New Haven Healh	87,212.08		-	52,212.08	-	35,000.00	-	-	-

Grand Total	5,768,668.24		1,728,707.70	1,614,109.13	628,342.34	211,000.00	1,039,545.70	204,080.48	342,882.89

Exhibit E - Page 16

(1) This amount represents the total revenue per customer which in certain instances is derived through multiple contracts with each customer.

(2) Web services include professional services primarily related to the Company's Web development solutions. Web services are sold either on a stand alone basis or in multiple element arrangements with Managed Services and/or the Company's licensed software products. Web services revenue is invoiced based on contractually identified milestones or periodic progress billing based on services provided to date. Revenue from Web Services is recognized when the services are performed using the proportional performance model using a method based on cost incurred in relation to total estimated cost at completion. Labor costs are the most appropriate measure to allocate revenue among reporting periods, as they are the primary input to the provision of our Web Services. Fixed fee engagements are typically based on monthly deliverables or the completion of milestones. For milestone based projects, since milestone pricing is based on hourly costs and the duration of such engagements is relatively short, this approach principally mirrors an output approach under the proportional performance model for revenue recognition on such fixed priced engagements.

(3) Perpetual licenses refers to the Company's NetEditor software product which is sold in multiple element arrangements with Web services. The revenue related to NetEditor (i.e. the delivered element) is recognized upon achievement of all applicable criteria set forth in SOP 97-2. The Company recognizes revenue from perpetual software licenses upon delivery of the software because the related Web Services are not essential to the functionality of the software and do not involve significant modification or customization of the software.

(4) Managed services primarily include on-going retained professional services and may also include monthly hosting fees for the use of hardware and infrastructure, generally at the Company’s network operating center. Managed Services are sold on a stand-alone basis or, as described below, in multiple element arrangements with Web Services and the Company’s licensed software products. Stand-alone on-going retained professional services are either contracted for on an “on call” basis or for a certain amount of hours each month. Such arrangements generally provide for a guaranteed availability of a number of professional services hours each month on a “use it or lose it” basis. These arrangements do not require formal customer acceptance and do not grant any future right to labor hours contracted for but not used.

Revenue from Hosting services is incidental to the Company’s Web Services activities and, for all periods presented, the only customers under contractual hosting arrangements have previously been Web Services customers. The Company's hosting arrangements are typically short-term in nature and include a clause for termination by either party for convenience upon 30 days' notice. Moreover, there are no significant upfront fees associated with the Company's hosting arrangements. Accordingly, the Company recognizes revenue on hosting arrangements on a monthly basis over the period to which the service is delivered. Hosting revenue has historically been insignificant to both the Company’s business strategy and to total revenues and does not warrant separate classification in the statement of operations.

(5) Subscriptions include on-going access to features of the Company's Orgitecture platform through a hosting arrangement. Subscriptions are initially sold as part of multi-element arrangements with the Company's Web and/or Managed Services. After development and installation of the Company's web development solution, subscription revenues are recognized monthly until such time as the Company or customer terminates the arrangement. Subscriptions are accounted for as separate units of accounting based on their respective value to the customer on a stand-alone basis and are separately priced based on third party evidence of fair value when VSOE is not available. The Company's subscriptions include a clause for termination by either party for convenience upon 30 days' notice.

* Represents a multiple element arrangement. The Company accounts for multiple element arrangments under EITF 00-21, Accounting For Revenue Arrangements with Multiple Deliverables. Accordingly, the Company identifies separate units of accounting by concluding that the delivered elements have stand alone value and establishing VSOE of fair value or third party evidence of fair value when VSOE is unvailable for the undelivered elements in each arrangment, generally the hosting services or subscriptions. Further, since the Company is unable to attain VSOE for the undelivered element, it relies on the standard in EITF 00-21 to ascertain evidence of third party fair value, as the Company's pricing for such hosting services and subscriptions is in accordance with standard price lists, and such prices are not discounted. Revenue is recognized for the delivered element(s) using the residual method, whereby the value ascribed to the delivered element(s) is derived from the difference between the total consideration in the arrangement less the VSOE or third part fair value of the undelivered elements.

The Company's accounting policies for each element are described more fully above and in Note 2 to the Company's Consolidated Financial Statements.

Exhibit E - Page 17

EXHIBIT F

Bridgeline Software, Inc.
Equity Transactions-Common Stock
October 1, 2005 to March 31, 2007

Date of Issuance	Certificate Holder	Reason for Issuance			Number of Shares	Fair Value of Common Stock	Price Paid or Consideration Per Share	Cash Received	Consideration Value

04/24/06	Tramontozzi, D.	Stock Consideration-New Tilt Merger	A	)	160,000	$2.24	$2.240	N/A	358,400.00
04/24/06	Chambers, M.	Stock Consideration-New Tilt Merger	A	)	160,000	2.24	2.240	N/A	358,400.00
07/25/06	Coldrick, W.	Warrant Conversion-PPM Debt	B	)	10,000	2.37	0.001	10.00
09/07/06	Anderson, N.	Warrant Conversion-PPM Debt	B	)	30,000	2.46	0.001	30.00
09/28/06	Baker, C.	Warrant Conversion-PPM Debt	B	)	10,000	2.46	0.001	10.00

					370,000			50.00	716,800.00

A) Common Stock issued as part of purchase consideration of the New Tilt acquisition on April 24, 2006.

B) Exercise of investor debt warrants issued pursuant to private placement debt offering dated April 7, 2006

Exhibit F - Page 1

EXHIBIT F

Bridgeline Software, Inc.
Equity Transactions-Common Stock
October 1, 2005 to March 31, 2007

Nature of Option	Date of Grant	Option Holder	Reason for Grant	Number of Options	Exercise Price	Fair Value of Underlying Common Stock	Total Amount of Beneficial Conversion	Amount of Expense Recognition	Timing of Expense Recognition	Amount Charged To Acquisition	Date Charged To Acquisition

Employee Options A)

ISO	12/31/05	Scally	Incentive Stock Option	16,667	$3.75	$2.07	N/A	$17,029.38	Dec 06 - Nov 09
ISO	01/21/06	Subramanian	Incentive Stock Option	16,667	3.75	2.17	N/A	18,013.89	Sep 06 - Sep 09
ISO	02/01/06	Guimond	Incentive Stock Option	8,333	3.75	2.27	N/A	9,689.61	Feb 06 - Feb 09
ISO	03/01/06	Williams	Incentive Stock Option	2,500	3.75	2.37	N/A	3,131.76	Mar 06 - Mar 09
ISO	03/15/06	Mohan	Incentive Stock Option	8,333	3.75	2.37	N/A	10,236.92	Mar 06 - Mar 09
ISO	04/24/06	Bradley	Incentive Stock Option-New Tilt Merger	9,227	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		$10,459	4/24/2006
ISO	04/24/06	Clarke	Incentive Stock Option-New Tilt Merger	9,227	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		10,459	4/24/2006
ISO	04/24/06	Friedman	Incentive Stock Option-New Tilt Merger	4,613	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		5,229	4/24/2006
ISO	04/24/06	Friedman	Incentive Stock Option-New Tilt Merger	9,227	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		10,459	4/24/2006
ISO	04/24/06	Mateos	Incentive Stock Option-New Tilt Merger	2,307	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		2,615	4/24/2006
ISO	04/24/06	Mateos	Incentive Stock Option-New Tilt Merger	2,307	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		2,615	4/24/2006
ISO	04/24/06	Meller	Incentive Stock Option-New Tilt Merger	2,307	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		2,615	4/24/2006
ISO	04/24/06	Meller	Incentive Stock Option-New Tilt Merger	1,154	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		1,308	4/24/2006
ISO	04/24/06	Meller	Incentive Stock Option-New Tilt Merger	1,153	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		1,307	4/24/2006
ISO	04/24/06	Morin	Incentive Stock Option-New Tilt Merger	9,227	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		10,459	4/24/2006
ISO	04/24/06	Moschini	Incentive Stock Option-New Tilt Merger	2,307				Fin 44 - Charged to Acquisition		2,615	4/24/2006
ISO	04/24/06	Moschini	Incentive Stock Option-New Tilt Merger	2,307				Fin 44 - Charged to Acquisition		2,615	4/24/2006
ISO	04/24/06	Pollock	Incentive Stock Option-New Tilt Merger	461	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		523	4/24/2006
ISO	04/24/06	Pollock	Incentive Stock Option-New Tilt Merger	4,152	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		4,706	4/24/2006
ISO	04/24/06	Quinn	Incentive Stock Option-New Tilt Merger	9,227	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		10,459	4/24/2006
ISO	04/24/06	Riley	Incentive Stock Option-New Tilt Merger	4,613	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		5,229	4/24/2006
ISO	04/24/06	Riley	Incentive Stock Option-New Tilt Merger	923	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		1,046	4/24/2006
ISO	04/24/06	Riley	Incentive Stock Option-New Tilt Merger	2,076	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		2,353	4/24/2006
ISO	04/24/06	Riley	Incentive Stock Option-New Tilt Merger	2,076	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		2,353	4/24/2006
ISO	04/24/06	Stevenson	Incentive Stock Option-New Tilt Merger	9,227	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		10,459	4/24/2006
ISO	04/24/06	Stevenson	Incentive Stock Option-New Tilt Merger	2,307	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		2,615	4/24/2006
ISO	04/24/06	Wiesner	Incentive Stock Option-New Tilt Merger	2,307	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		2,615	4/24/2006
ISO	04/24/06	Wiesner	Incentive Stock Option-New Tilt Merger	461	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		523	4/24/2006
ISO	10/20/06	Lynch	Incentive Stock Option	12,752	3.75	2.50	N/A	16,732.28	Oct 06
ISO	10/20/06	Prizzi	Incentive Stock Option	19,128	3.75	2.50	N/A	25,097.11	Oct 06

Non-Employee Options B)

ISO	04/24/06	Capano	Incentive Stock Option-New Tilt Merger	9,227	3.75	2.24	N/A	Fin 44 - Charged to Acquisition		15,035	4/24/2006
ISO	09/20/06	Galaznik, Ken	Board Compensation	25,000	3.75	2.46	N/A	39,429.26	Sep 06 - Sep 09
ISO	09/20/06	Hegarty, Robert	Board Compensation	25,000	3.75	2.46	N/A	39,429.26	Sep 06 - Sep 09

Grand Totals				236,800				178,789		120,667

A) All stock options issued to employees during the period were incentive stock options. No options were issued to Company Officers during the eighteen month period of October 1, 2005 to March 31, 2007.

B) Non-Employee Options issued during the period were issued to one consultant (Capano) in exchange of New Tilt stock options pursuant to the New Tilt Merger Agreement dated April 24, 2006 and one grant each of 25,000 to two member of Bridgeline's Board of Directors as compensation.

Exhibit F - Page 2

EXHIBIT F
Bridgeline Software, Inc.
Equity Transactions-Warrants
October 1, 2005 to March 31, 2007

Date of Grant	Warrant Holder	Reason for Grant	Number of Warrants			Exercised	Exercise Price	Fair Value of Underlying Common Stock	Total Amount of Beneficial Conversion	Amount of Expense Recognition			Timing of Expense Recognition

04/21/06	Anderson, Neil T.	Investor Warrants-Private Debt Offering	30,000	A	)	(30,000)	$0.001	$2.24	N/A	56,904.00	C	)	May 06 - Apr 07
04/21/06	Auersperg, Paul	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/21/06	Balfour Associates LP	Investor Warrants-Private Debt Offering	20,000	A	)		0.001	2.24	N/A	37,936.00	C	)	May 06 - Apr 07
04/21/06	Burg Family Trust (Harold Burg)	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/21/06	Callahan, Brian	Investor Warrants-Private Debt Offering	10,000	A	)		0.001	2.24	N/A	18,968.00	C	)	May 06 - Apr 07
04/21/06	Coldrick, William	Investor Warrants-Private Debt Offering	10,000	A	)	(10,000)	0.001	2.24	N/A	18,968.00	C	)	May 06 - Apr 07
04/21/06	Davenport, Edward C.	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/21/06	Davis, James	Investor Warrants-Private Debt Offering	20,000	A	)		0.001	2.24	N/A	37,936.00	C	)	May 06 - Apr 07
04/21/06	Dupree, Thomas	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/21/06	Fortune Footwear (Paul Auersperg)	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/21/06	Freed, Albert	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/21/06	Herbert Wrabel Living Trust	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/21/06	High Capital Funding, LLC (Frank Hart)	Investor Warrants-Private Debt Offering	10,000	A	)		0.001	2.24	N/A	18,968.00	C	)	May 06 - Apr 07
04/21/06	Jia, Charles	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/21/06	Kotler, Elia	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/21/06	Landy, John	Investor Warrants-Private Debt Offering	30,000	A	)		0.001	2.24	N/A	56,904.00	C	)	May 06 - Apr 07
04/21/06	Lefebvre, Scott & Suzanne	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/21/06	Lowrance, Larry	Investor Warrants-Private Debt Offering	10,000	A	)		0.001	2.24	N/A	18,968.00	C	)	May 06 - Apr 07
04/21/06	Massie, Thomas & Theresa	Investor Warrants-Private Debt Offering	10,000	A	)		0.001	2.24	N/A	18,968.00	C	)	May 06 - Apr 07
04/21/06	McCoy, Robert S.	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/21/06	Panagolpolous, John & Betty	Investor Warrants-Private Debt Offering	10,000	A	)		0.001	2.24	N/A	18,968.00	C	)	May 06 - Apr 07
04/21/06	Rizos, George	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/21/06	Troutman, John	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/27/06	Baker, Christopher P.	Investor Warrants-Private Debt Offering	10,000	A	)	(10,000)	0.001	2.24	N/A	18,968.00	C	)	May 06 - Apr 07
04/27/06	Davis, James	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/27/06	Dupree, Thomas	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/27/06	Heffernan, Ronald	Investor Warrants-Private Debt Offering	10,000	A	)		0.001	2.24	N/A	18,968.00	C	)	May 06 - Apr 07
04/27/06	Kersch, Mitchell & Allison	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/27/06	McLemore, Robert	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,484.00	C	)	May 06 - Apr 07
04/27/06	Mead, Ian D.	Investor Warrants-Private Debt Offering	10,000	A	)		0.001	2.24	N/A	18,969.00	C	)	May 06 - Apr 07
04/27/06	Seeger, Robert & Kara	Investor Warrants-Private Debt Offering	5,000	A	)		0.001	2.24	N/A	9,485.00	C	)	May 06 - Apr 07

04/27/06	Alagna, J.	Underwriter Warrants-Private Debt Offering	37,216	B	)		5.500	2.24	N/A	38,092.00	D	)	May 06 - Apr 07
04/27/06	Duarte, J	Underwriter Warrants-Private Debt Offering	16,363	B	)		5.500	2.24	N/A	16,748.00	D	)	May 06 - Apr 07
04/27/06	Mondiello, M.	Underwriter Warrants-Private Debt Offering	1,300	B	)		5.500	2.24	N/A	1,331.00	D	)	May 06 - Apr 07
04/27/06	Pine, B.	Underwriter Warrants-Private Debt Offering	1,750	B	)		5.500	2.24	N/A	1,791.00	D	)	May 06 - Apr 07
04/27/06	Sica, A.	Underwriter Warrants-Private Debt Offering	4,406	B	)		5.500	2.24	N/A	4,510.00	D	)	May 06 - Apr 07
04/27/06	Stein, S.	Underwriter Warrants-Private Debt Offering	34,015	B	)		5.500	2.24	N/A	34,815.00	D	)	May 06 - Apr 07
04/27/06	Zalaznick, A.	Underwriter Warrants-Private Debt Offering	2,000	B	)		5.500	2.24	N/A	2,047.00	D	)	May 06 - Apr 07
04/27/06	Lobasso, N.	Underwriter Warrants-Private Debt Offering	3,000	B	)		5.500	2.24	N/A	3,071.00	D	)	May 06 - Apr 07
04/27/06	Saccaro, G.	Underwriter Warrants-Private Debt Offering	3,000	B	)		5.500	2.24	N/A	3,071.00	D	)	May 06 - Apr 07
04/27/06	Joseph Gunnar & Co., LLC	Underwriter Warrants-Private Debt Offering	8,950	B	)		5.500	2.24	N/A	9,161.00	D	)	May 06 - Apr 07

			392,000			(50,000)				645,743

Exhibit F - Page 3

A) Pursuant to the April 2006 Private Placement Debt Offering, investors received 10,000 warrants for each unit of $100,0000 purchased.  Each warrant grant has a five year term and is exercisable at $0.001. Warrant holders are subject to a six month lock up from the initial public offering prior to trading the underlining shares. A total of 280,000 warrants were granted as a result of this debt offering.

B) Pursuant to the April 2006 Private Placement Debt Offering, Joseph Gunnar, LLC received 4,000 warrants for each unit of $100,0000 placed in the April 2006 Private Debt Offering. A total of 112,000 warrants were granted to Joseph Gunnar, LLC and affiliates pursuant to the debt offering. Each grant has a five year term and is exercisable at the initial public offering price, and in absence of the IPO, at $4.68.

C) The fair value of the 280,000 investor warrants granted were estimated using the Black-Scholes-Merton option valuation model. An estimated fair value of $531,106 was recorded as a discount on the senior notes payable of $2,800,000 and is amortized as interest expense over the estimated life of the senior notes (one year).

D) The fair value of the 112,000 underwriter warrants granted were estimated using the Black-Scholes-Merton option valuation model. An estimated fair value of $114,637 was recorded as a deferred financing fees and is amortized as interest expense over the estimated life of the notes (one year).

Exhibit F - Page 4

Alagna, J.	37,216	*	37,216	0	*
Duarte, J	16,363	*	16,363	0	*
Mondiello, M.	1,300	*	1,300	0	*
Pine, B.	1,750	*	1,750	0	*
Sica, A.	4,406	*	4,406	0	*
Stein, S.	34,015	*	34,015	0	*
Zalaznick, A.	2,000	*	2,000	0	*
Lobasso, N.	3,000	*	3,000	0	*
Saccaro, G.	3,000	*	3,000	0	*
Joseph Gunnar & Co., LLC	10,950	2.90%	218,950	0	*

	103,050
	114,000
	10,950

Exhibit F - Page 5

EXHIBIT G

Bridgeline Software, Inc.
For the twelve months ended December 31, 2005
and for the nine months ended September 30, 2006

Month	2007			2006			2005			2004			2003			2002			2001			2000

January	*			$2.17	(A	)	*			$3.00	(B	)	$3.00	(B	)	*			*

February	*			2.27	(A	)	*			3.00	(B	)	3.00	(B	)	3.00	(B	)	3.00	(B	)

March	3.31	(A	)	2.37	(A	)	3.75	(B	)	3.00	(B	)	*			3.00	(B	)	3.00	(B	)

April	5.50	(C	)	2.24	(A	)	3.75	(B	)	3.00	(B	)	3.00	(B	)	*			3.00	(B	)

May				*			3.75	(B	)	3.00	(B	)	3.00	(B	)	*			3.00	(B	)

June				*			3.75	(B	)	3.00	(B	)	3.00	(B	)	*			*

July				2.37	(A	)	3.75	(B	)	3.75	(B	)	3.00	(B	)	3.00	(B	)	*

August				*			*			3.75	(B	)	3.00	(B	)	3.00	(B	)	*			3.00	(B	)

September				2.46	(A	)	*			3.75	(B	)	3.00	(B	)	3.00	(B	)	*			*

October				2.50	(A	)	*			3.75	(B	)	3.00	(B	)	*			3.00	(B	)	*

November				*			*			3.75	(B	)	3.00	(B	)	*			*			*

December				*			2.07	(A	)	3.75	(B	)	*			3.00	(B	)	*			3.00	(B	)

Post-Split Values December		(D	)	$2.58			$2.07			$3.75			$3.00			$3.00			*			$3.00

(A)	For periods subsequent to July 31, 2005, the fair value of common stock was determined by internal valuation analysis (see Exhibit H)

(B)	For periods prior to August 1, 2005, the fair value of common stock was determined by arms- length contemporaneous sales of Bridgeline common stock to unrelated third parties (see Exhibit C).

(C)	Estimated mid-point range of intitial public offering price

(D)	The shareholders of Bridgeline approved a reverse stock split of 3 for 1 effective April 7, 2006.

*	Represents periods in which there were no equity transactions.

Exhibit G - Page 1

EXHIBIT G

Bridgeline Software, Inc.
For the twelve months ended December 31, 2005
and for the nine months ended September 30, 2006
at December 2005 & 2006
Amounts in thousands ($000), except per share data

(Post-Split Basis)
			Pro Forma
			Includes
		For the 12 Months Ended December 31,	BL & NT 12 Mos End
		2005	2006
Average Valuation Multiples Compared to Revenue:
BL revenue		$6,794	$9,155

Minority Enterprise Values
Revenue Multiple	A)	1.5	1.5
Enterprise value	B)	$10,380	$14,007
Pro forma effect of proceeds from exercisable warrants & options		112	112
Pro forma enterprise value		$10,492	$14,119
Less: 20% estimated discount for lack of marketability		(2,098)	(2,824)
Minority-held value		$8,394	$11,295

Equivalent Common Shares Outstanding:
Common Shares at 12-31-05		3,904	3,904
Impact of NT shares outstanding as of 12-31-06			320
Exercisable Warrants & Options "In-the-money"		147	147
Total Equivelant Common Shares Outstanding		4,051	4,371

Minority-held value per share (i.e. Fair Value per share)		$2.07	$2.58

A)	Comparables per anlaysis of peer group companies
Assumes 10th percentile of public company comparable (1.5) for 2005 and 2006.

B)	Enterprise value based on a multiple of revenue of peer group companies

Exhibit G - Page 2

EXHIBIT G

Bridgeline Software, Inc.
Comparable Market Analysis
For the twelve months ended December 31, 2005
and for the nine months ended September 30, 2006

Amounts in thousands ($000), except per share data

							Multiple	Multiple
			2005	2006	2005	2006	on Sales	on Sales
Company	Ticker	End	Revenues	Revenues	Invested Capital	Invested Capital	12/31/05	09/30/06

Filenet Corp	FILE	31-Dec	421.8	451.97	1,082.2	1,463.7	2.6	3.2
Interwoven, Inc.	IWOV	31-Dec	175.0	194.0	359.6	736.6	2.1	3.8
Kintera, Inc.	KNTA	31-Dec	40.9	44.3	107.9	61.6	2.6	1.4
Mobius Management Systems	MOBI	30-Jun	85.6	91.6	126.3	144.2	1.5	1.6
Perficient Inc.	PRFT	31-Dec	97.0	160.9	219.9	539.8
Sapient Corp	SAPE	31-Dec	333.0	421.8	702.9	845.0	2.1	2.0
Vignette Corp	VIGN	31-Dec	190.7	197.6	481.9	564.9	2.5	2.9
Webmethods, Inc.	WEBM	31-Dec	202.3	209.3	416.7	406.5	2.1	1.9
Website Pros	WSPI	31-Dec	37.8	52.0	143.9	156.6	3.8	3.0

Median Multiple			1,584	1,823	3,641	4,919	2.3	2.4

Percentile 10							1.9	1.5

Percentile 25							2.1	1.9

Multiple Used							1.5
							A)

A)	Reduced multiple used for 2005 as Website Pros is not considered representative as a result of brief operating history

Exhibit G - Page 3

EXHIBIT H
Bridgeline Software, Inc.
Reconciliation of Estimated Fair Value of Common Stock
From December 2006 to Date of IPO (Mid Point Value)

Amounts in thousands ($000), except per share data

(Post-Split Basis)
	Pro Forma	Pro Forma
	Includes	Includes
	BL & NT	BL, NT & OW
	12 Mos End	12 Mos End
	Pro Forma	Pro Forma
Average Valuation Multiples Compared to Revenue:	2006	2007
BL revenue	$9,155	$14,034

Minority Enterprise Values
Revenue Multiple	1.5	1.9
Enterprise value	$14,007	$26,665
Pro forma effect of proceeds from exercisable warrants & options	112	346
Pro forma enterprise value	$14,119	$27,011
Less: 20% estimated discount for lack of marketability	(2,824)	(5,402)
Minority-held value	$11,295	$21,609

Equivalent Common Shares Outstanding:
Common Shares	3,904	4,274
Impact of NT shares outstanding for the year ended 9/30/06	320
Impact of OW shares outstanding for the year ended 4/30/07		490
Exercisable Warrants & Options "In-the-money"	147	147
Total Equivelant Common Shares Outstanding	4,371	4,911

Minority Value Per Equivalent Common Share Outstanding:

Minority-held value per share (i.e. Fair Value per share)	$2.58	$4.40

Gross Offiering Price Per Share - High		$6.00
Marketabiltiy Discount (20%)		(1.20)
Net Offering Price - High		$4.80

Gross Offiering Price Per Share - Mid		$5.50
Marketabiltiy Discount (20%)		(1.10)
Net Offering Price - Mid		$4.40

Gross Offiering Price Per Share - Low		$5.00
Marketabiltiy Discount (20%)		(1.00)
Net Offering Price - Low		$4.00

A)	Comparables per anlaysis of peer group companies Assumes 10th percentile of public company comparable (1.5) for 2005 and 25th percentile (1.9) for 2006.

B)	Enterprise value based on a multiple of revenue of peer group companies

Exhibit H - Page 1

MORSE                                               Reservoir Place
BARNES-BROWN                                        1601 Trapelo Road, Suite 205
PENDLETON                                           Waltham, MA 02451
                               mbbp.com
                                                    t - 781-622-5930
                                                    f - 781-622-5933
                                                    cbarnes@mbbp.com

                                      April 2, 2007

Ms. Maryse Mills-Apenting (Mail Stop 4561)
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re: Bridgeline Software, Inc.
             Registration Statement on Form SB-2
             Commission File No. 333-139298
             ------------------------------

Dear Ms. Mills-Apenting:

         On behalf of Bridgeline Software, Inc. (the "Company"), I enclose for filing through EDGAR Amendment No. 2 (the "Amendment") to the Company's
registration statement on Form SB-2 (Commission File No. 333-139298) (the
"Registration Statement").

         Set forth below on behalf of the Company are responses to the comments provided by the staff of the Division of Corporation Finance of the Securities
and Exchange Commission (the "Staff") to Mr. Thomas Massie, President and Chief
Executive Officer of the Company, in a letter dated March 9, 2007 (the "Letter")
from Mark P. Shuman, Branch Chief - Legal. Such responses are based on information provided to us by the Company. The responses set forth below are keyed to the sequential numbering of the comments in the Letter and to the headings used in the Letter.

         Page numbers referred to in the responses are to the applicable pages of the preliminary initial public offering prospectus contained in the Amendment
(the "IPO Prospectus"). Capitalized terms used and not defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL
-------

1. WE NOTE THAT YOU INTEND THE REGISTRATION STATEMENT FOR USE IN THE INITIAL
PUBLIC OFFERING AS WELL AS FOR USE BY SELLING SHAREHOLDERS AFTER COMPLETION OF
THE INITIAL PUBLIC OFFERING. WE FURTHER NOTE THAT YOU INTEND FOR THE TWO
PROSPECTUSES TO BE IDENTICAL IN ALL RESPECTS EXCEPT FOR THE ALTERNATIVE PAGES
FOR THE SELLING SHAREHOLDER PROSPECTUS. PLEASE REVIEW EACH OF THE SECTIONS WITH
CARE TO ENSURE THAT YOU DO NOT INCLUDE DISCLOSURE PERTINENT ONLY TO THE INITIAL
PUBLIC OFFERING IN THE PROSPECTUS TO BE USED BY THE SELLING SHAREHOLDERS.

April 2, 2007

FOR INSTANCE, IT WOULD APPEAR THAT THE RISK FACTOR ON PAGE 16 THAT BEGINS
"PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION"
WOULD BE INAPPLICABLE TO IN THE SELLING SHAREHOLDER PROSPECTUS UNLESS MODIFIED.
HOWEVER, WE DID NOT FIND ALTERNATE PAGES RELATING TO THE RISK FACTORS. TO THE
EXTENT YOU REFER TO "THIS OFFERING" IN THE PROSPECTS TO MEAN THE INITIAL PUBLIC
OFFERING OR INCLUDE OTHER SUCH REFERENCES, PLEASE ENSURE THAT SUCH REFERENCES
ARE APPROPRIATELY MODIFIED FOR USE IN THE SELLING SHAREHOLDER PROSPECTUS.

         Response
         --------

         The Company has removed all references to the selling shareholders in the IPO Prospectus. In lieu of providing specific alternate pages, the Amendment contains an entirely separate and complete prospectus for use by selling shareholders (the "Selling Shareholder Prospectus"). The Selling Shareholder
Prospectus is identical to the revised IPO Prospectus except as marked to indicate differences that are specifically related to the subsequent offering by the selling shareholders.

2. WE NOTE THAT YOU HAVE INCLUDED GRAPHICS ON THE INSIDE FRONT AND INSIDE BACK
COVER PAGES AND IN THE BUSINESS SECTION ON PAGE 47 AS WELL AS A WORKFLOW CHART
ON PAGE 48. PLEASE PROVIDE US WITH CLEAR COPIES OF THE GRAPHICS AND WORKFLOW
CHART FOR OUR REVIEW. ALSO, SEE THE GUIDANCE PROVIDED ON THE USE OF GATEFOLD
GRAPHICS IN OUR CORPORATION FINANCE CURRENT ISSUES OUTLINE, MARCH 2001,
AVAILABLE ON OUR WEBSITE AT WWW.SEC.GOV.

         Response
         --------

         Copies of the graphics referred to in the comment are enclosed as
Exhibit A to this letter.

COVER PAGE
----------

3. PLEASE ENSURE THAT THE COVER PAGE RELATED TO THE UNDERWRITTEN PUBLIC OFFERING
REFERS TO THE OFFERING OF 602,000 SHARES BY THE SELLING SHAREHOLDERS THAT IS TO
BE COMMENCED SIX MONTHS AFTER THE EFFECTIVE DATE OF THE INITIAL PUBLIC OFFERING.

         Response
         --------

         The above-referenced disclosure has been revised to address the Staff's comment. Please see the revised cover page of the IPO Prospectus.

INSIDE COVER PAGE
-----------------

4. WE NOTE THAT YOU HAVE INCLUDED AN INFORMATIONAL PAGE THAT PRECEDES THE
SUMMARY. THE INSIDE COVER PAGE SHOULD BE LIMITED TO THE MATTERS OUTLINED IN ITEM
502 OF REGULATION S-

April 2, 2007

B, WHICH INCLUDE THE TABLE OF CONTENTS AND DEALER PROSPECTUS DELIVERY
OBLIGATION. WE NOTE, HOWEVER, THAT YOU HAVE INCLUDED THE TABLE OF CONTENTS ON
THE OUTSIDE BACK COVER PAGE, CONSISTENT WITH ITEM 502. PLEASE RELOCATE THE
INFORMATION PROVIDED IN THE SUMMARY SECTION OR IN ANOTHER APPROPRIATE LOCATION
IN THE PROSPECTUS.

         Response
         --------

         The above-referenced information has been removed from the inside front cover of the IPO Prospectus. In lieu thereof, the Company has provided brief self-explanatory captions to the graphics. The Company respectfully submits that these captions are consistent with the guidance provided on the use of gatefold graphics in Corporation Finance Current Issues Outline, March 2001. Please see
the revised inside front cover of the IPO Prospectus.

SUMMARY, PAGE 3
---------------

5. PLEASE BE SPECIFIC BUT CONCISE IN DESCRIBING HOW YOU HELP CUSTOMERS INCREASE
SALES, IMPROVE CUSTOMER SERVICE AND LOYALTY, ENHANCE EMPLOYEE COMMUNICATION AND
TRAINING AND REDUCE ADMINISTRATIVE AND OPERATIONAL COSTS.

         Response
         --------

         The above-referenced disclosure has been revised to address the Staff's comment. Please see revised page 3 of the IPO Prospectus.

6. PLEASE PROVIDE US WITH VERIFIABLE SUPPORT OR DOCUMENTATION FOR YOUR CLAIMS
HERE AND IN THE BUSINESS SECTION THAT YOU "DEVELOP AWARD-WINNING WEB
APPLICATIONS AND WEB SOFTWARE TOOLS." FOR EACH AWARD PROGRAM, PLEASE DESCRIBE
THE CONSTITUENT BASE, CIRCULATION, REACH OR OTHER INFORMATION THAT CAN BE USED
TO ASSESS THE SIGNIFICANCE OF THE AWARD.

         Response
         --------

         With respect to each of the awards referred to in the Amendment, the
Company advises the Staff that:

         o    WEB AWARDS FOR THE WEB MARKETING ASSOCIATION - In 2006, more than
              2,300 Web applications from 35 countries were considered by the
              Web Marketing Association in 96 industry categories in its Web
              Award competition. The Company won four awards for its
              development of Web applications for certain customers. In 2004, more than 1,300 entries from 19 countries were considered in the same competition. The Company won an award for its development of a Web application for one of its customers.

April 2, 2007

         o    MITX AWARDS FROM THE MASSACHUSETTS INNOVATION & TECHNOLOGY
              EXCHANGE - In 2005, the Massachusetts Innovation & Technology
              Exchange judged hundreds of entries in an initial round that resulted 78 finalists in 23 categories. In the final round of judging, the Company won an award for the development of a Web application for one of its customers.

         o    AXIEM AWARD - In 2002, 26% of entries received the score required to receive silver awards. The Company received three silver awards for development of Web applications for its customers.

         o    ONE SHOW INTERACTIVE AWARD - In 2003, in a field of more than
              1,200 entries, the Company received one of the 21 Bronze Pencil
              Awards for development of a Web application for one of its customers.

7. AT PAGES 4, 10 AND ELSEWHERE, YOU REFER TO AN ESCROW ARRANGEMENT FOR THE
OBJECTWARE TRANSACTION AND INDICATE THAT THE ESCROW ARRANGEMENT WILL CLOSE
SHORTLY BEFORE THE COMPLETION OF THE UNDERWRITTEN OFFERING. ALTHOUGH WE NOTE THE
REFERENCE TO AN ESCROW AGREEMENT IN ARTICLE IX(O) OF THE ACQUISITION AGREEMENT,
WE ARE UNABLE TO LOCATE THAT AGREEMENT. PLEASE ADVISE. IN THE PROSPECTUS,
CLARIFY THE NATURE AND TIMING OF THE PERFORMANCE UNDER THE ESCROW AGREEMENT AND
THE RELATIONSHIP OF THOSE ACTIONS TO THE EFFECTIVE DATE. DESCRIBE CONCISELY THE
ACTIONS EACH PARTY WOULD TAKE UNDER THE ESCROW AGREEMENT, AND EXPLAIN THE LEGAL
SIGNIFICANCE OF "CLOSING IN ESCROW." CLEARLY EXPLAIN ANY MATERIAL RISK THAT THE
OBJECTWARE ACQUISITION WILL NOT BE CONSUMMATED, NOTWITHSTANDING THE CLOSING IN
ESCROW. IN THE SUMMARY AND ELSEWHERE, CLEARLY STATE WHETHER THE CLOSING OF THE
ACQUISITION IS A CONDITION TO THE CLOSING OF THE PUBLIC OFFERING. SIMILARLY,
WHEN YOU REFER TO UNCERTAIN EVENTS, SUCH AS "THE RELEASE OF ESCROWED MATERIALS"
OR THE ISSUANCE OF BRIDGELINE SHARES TO THE CURRENT EQUITY OWNER OF OBJECTWARE,
INDICATE CLEARLY THAT SUCH EVENTS WILL NOT OCCUR UNTIL CONDITIONS THAT YOU
DESCRIBE IN REASONABLE DETAIL HAVE BEEN SATISFIED.

         Response
         --------

         The Company advises the Staff that it expects that, shortly before the closing of the Objectware acquisition, the Company and the sole shareholder of
Objectware will select a third party (i.e., an independent bank or trust company or the law firm representing either the Company or Objectware in the transaction) to serve as escrow agent in connection with the consummation of the acquisition. The Company further expects that the escrow agent will likely require the parties to use the agent's own form of escrow agreement. As the parties have not yet identified an escrow agent, the Company is unable to provide a form of agreement at this time. Upon the selection of an escrow agent, the Company intends to file the form of escrow agreement as an exhibit to a subsequent amendment to the Registration Statement.

April 2, 2007

         The above-referenced disclosure has been revised to address the Staff's comment. Please see revised page 65 and the cross-reference to such disclosure on page 5 of the IPO Prospectus.

8. THE LIST OF EXCLUDED SHARES ON PAGE 6 REFERS TO 490,404 SHARES ISSUABLE UPON
THE ACQUISITION OF OBJECTWARE. IT APPEARS THAT THIS AMOUNT DOES NOT INCLUDE
CONTINGENT PAYOUT SHARES THAT MAY BE ISSUED UNDER THE TERMS OF THE ACQUISITION
AGREEMENT. PLEASE REVISE TO DISCUSS THE POTENTIAL EFFECT OF THIS ARRANGEMENT.

         Response
         --------

         The above-referenced disclosure has been revised to address the Staff's comment. Please see revised page 7 of the IPO Prospectus.

9. REGARDING YOUR ESTIMATE ON PAGE 4 THAT "COMPOUNDED ANNUAL GROWTH RATES OF AT
LEAST 20% PER YEAR" MAY BE POSSIBLE FOR EACH ACQUIRED ENTITY, TELL US THE BASIS
FOR THIS PROJECTION. TELL US WHETHER YOU HISTORICALLY ACHIEVED THIS GROWTH RATE
WITH REGARD TO YOUR ACQUISITIONS OTHERWISE DESCRIBE THE REASONABLE BASIS FOR THE
PROJECTION. WE ALSO NOTE YOUR DISCLOSURE ON PAGE 51 PROJECTING THAT YOUR
"ORGANIC GROWTH ON AVERAGE WILL BE AT LEAST 20% PER YEAR IN OUR GEOGRAPHICAL
REGIONS ONCE WE ARE ESTABLISHED IN EACH SUCH GEOGRAPHICAL REGION." PLEASE
SPECIFY WHETHER YOU ARE REFERRING TO GROWTH IN REVENUES, MARKET SHARE OR SOME
OTHER METRIC. DISCLOSE THE BASIS FOR THE PROJECTION, AND ANY MATERIAL
UNCERTAINTIES THAT MAY EXIST WITH RESPECT TO YOUR ABILITY TO ACHIEVE SUCH A
GROWTH RATE. PLEASE PROVIDE SPECIFIC SUPPORT AND APPROPRIATE DISCLOSURE
REGARDING ANY PROJECTIONS YOU INCLUDE.

         Response
         --------

         The Company advises the Staff that the statements to which the Staff referred in the comment are based on, and consistent with, the actual historical results of companies acquired by the Company.

         The disclosure referenced in the Staff's comment has been revised to clarify that the Company's organic growth projections relate to revenue growth and to provide the disclosure requested in the comment. Please see revised page
58 of the IPO Prospectus.

SUMMARY FINANCIAL DATA TABLE PAGE 7
-----------------------------------

10. WE NOTE YOUR DISCLOSURES OF THE NON-GAAP MEASURE "EBITDA" WITHIN THE SUMMARY
FINANCIAL DATA TABLE. SINCE THE NON-GAAP MEASURE "EBITDA" APPEARS TO EXCLUDE
ITEMS THAT MAY BE CONSIDERED RECURRING IN NATURE, YOU MUST MEET THE BURDEN OF

April 2, 2007

DEMONSTRATING THE USEFULNESS OF THE MEASURE AND CLEARLY DISCLOSE WHY THIS
NON-GAAP MEASURE IS USEFUL WHEN THESE ITEMS ARE EXCLUDED. REVISE TO ADDRESS THE
DISCLOSURES IN QUESTION 8 OF THE DIVISION OF CORPORATION FINANCE JUNE 13, 2003
"FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURE" AND
THE RELEVANT DISCLOSURE REQUIREMENTS UNDER PARAGRAPH 10(H) OF REGULATION S-B.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised pages 8 and 9 of the IPO Prospectus.

11. THE HEAD NOTE ON PAGE 7 OF THE SUMMARY FINANCIAL DATA DOES NOT NOTE OR
EXPLAIN THE FOLLOWING PRO FORMA PRESENTATIONS. HERE AND THROUGHOUT THE FILING
PRO FORMA INFORMATION SHOULD CONFORM TO THE CONTENT AND PREPARATION REQUIREMENTS
OF ARTICLE 11 OF REGULATION S-X. PLEASE REVISE ACCORDINGLY AND THROUGHOUT THE
FILING WHEREVER PRO FORMA INFORMATION IS PRESENTED.

         Response
         --------

         The head notes in all areas of the Amendment have been revised to explain the pro forma presentations in accordance with Article 11 of Regulation
S-X. Please see revised pages 7, 23 and 27 of the IPO Prospectus.

RISK FACTORS, PAGE 9

12. PLEASE REVIEW YOUR RISK FACTOR SUBHEADINGS TO ENSURE THAT THEY DESCRIBE THE
RISK FROM THE VIEWPOINT OF THE INVESTOR. FOR INSTANCE YOU STATE ON PAGE 10 THAT
"WE MIGHT NOT BE ABLE TO COMPLETE THE ACQUISITION OF OBJECTWARE." IT IS UNCLEAR
FROM THIS SUBHEADING WHAT THE IMPACT ON THE COMPANY AND ULTIMATELY TO THE
INVESTOR MIGHT BE. SIMILARLY, THE RISK FACTOR ON PAGE 16 THAT READS "WE HAVE
SUBSTANTIAL DISCRETION AS TO HOW TO USE THE OFFERING PROCEEDS" DOES NOT, ON ITS
FACE, EXPLAIN HOW THIS FACT POSES A RISK TO INVESTORS. PLEASE REVIEW THE
SUBHEADINGS AND REVISE AS APPROPRIATE SO THAT THE RISK ASSOCIATED WITH THE SET
OF CIRCUMSTANCES YOU DESCRIBE IS RELEVANT.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised risk factors on pages 11, 12, 13 and 19 of the IPO Prospectus.

April 2, 2007

THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

13. PLEASE REVISE THIS RISK FACTOR TO CLARIFY WHETHER, UPON RECEIPT OF THE
OFFERING PROCEEDS, YOU HAVE SUFFICIENT FUNDS TO FULFILL YOUR FINANCIAL
OBLIGATIONS FOR THE NEXT 12 MONTHS. IF SO, CLARIFY WHETHER YOUR ABILITY TO MEET
THIS OBLIGATION IS DEPENDENT ON THE PROCEEDS FROM THIS OFFERING. EXPAND THE
LIQUIDITY AND CAPITAL RESOURCES SECTION IN A SIMILAR MANNER TO CLARIFY YOUR
ABILITY TO MEET YOUR SHORT-TERM FINANCIAL OBLIGATIONS.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see the revised risk factor on page 10 and the expanded disclosure on page 43 of the IPO Prospectus.

YOU WILL INCUR OWNERSHIP DILUTION AS A RESULT OF OUR PROPOSED ACQUISITION OF
OBJECTWARE, PAGE 10.

14. PLEASE QUANTIFY THE POTENTIAL DILUTION SHAREHOLDERS WILL EXPERIENCE AS A
RESULT OF THE ACQUISITION OF OBJECTWARE IN THE SUBHEADING AND IN THE TEXT OF THE
RISK FACTOR. YOU MAY INCLUDE A PERCENTAGE AMOUNT OR PROVIDE A POSSIBLE RANGE,
DEPENDING ON THE EARN-OUT SHARES THAT MAY BE ISSUED IN THE FUTURE. NOTE THAT ALL
OF THE DISCLOSURE IN THE RISK FACTOR SECTION SHOULD BE QUANTIFIED TO THE EXTENT
POSSIBLE.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see the revised risk factor on pages 12 and 19 of the
IPO Prospectus.

IF WE UNDERTAKE ADDITIONAL BUSINESS COMBINATIONS OR ACQUISITIONS, PAGE 11
-------------------------------------------------------------------------

15. PLEASE DISCLOSE HERE WHETHER, IN ADDITION TO THE OBJECTWARE TRANSACTION, YOU
HAVE ANY CURRENT COMMITMENTS, PROPOSALS OR ARRANGEMENTS TO ACQUIRE A BUSINESS.

         Response
         --------

         The above-referenced disclosure has been revised to address the Staff's comment. Please see the revised risk factor on page 13 of the IPO Prospectus.

April 2, 2007

OUR AUDITORS IDENTIFIED MATERIAL WEAKNESSES IN OUR INTERNAL CONTROL OVER
------------------------------------------------------------------------
FINANCIAL REPORTING, PAGE 13.
-----------------------------

16. PLEASE DESCRIBE, TO THE EXTENT MATERIAL, THE COSTS ASSOCIATED WITH THE
MEASURES YOU HAVE TAKEN AND EXPECT TO TAKE TO ADDRESS THE MATERIAL WEAKNESS. WE
NOTE YOUR DISCLOSURE ON PAGE 36 REGARDING THE ESTIMATED COSTS OF THE ANTICIPATED
POSITIONS AND THE "SIGNIFICANT" COSTS INCURRED TO BRING YOUR INTERNAL CONTROL
DOCUMENTATION IN TO COMPLIANCE WITH SECTION 404.

         Response
         --------

         The above-referenced disclosure has been revised to address the Staff's comment. Please see the revised risk factor on page 16 of the IPO Prospectus.

USE OF PROCEEDS, PAGE 18
------------------------

17. PLEASE CLARIFY YOUR STATEMENT THAT YOU "HAVE NOT ALLOCATED FUNDS FOR
[ACQUISITIONS OR OTHER SUCH] TRANSACTIONS IN OUR BUSINESS PLAN," SINCE IT
APPEARS FROM YOUR DISCLOSURE REGARDING HOW YOU INTEND TO USE THE PROCEEDS FROM
THE OFFERING THAT YOU HAVE ALLOCATED APPROXIMATELY $2 MILLION FOR POTENTIAL
ACQUISITIONS.

         Response
         --------

         The above-referenced disclosure has been revised to address the Staff's comment. Please see revised page 21 of the IPO Prospectus.

CASH FLOW DATA, PAGE 21
-----------------------

18. REVISE THE DATA TO INCLUDE COLUMN HEADINGS. WE MAY HAVE FURTHER COMMENTS
UPON REVIEW OF THE REVISION.

         Response
         --------

         The above-referenced disclosure has been revised to address the Staff's comment. Please see revised page 24 of the IPO Prospectus.

DILUTION, PAGE 22
-----------------

19. IN THE TABLE ON PAGE 23 YOU REFER TO CONSIDERATION OF $5.01 MILLION THAT
AFFILIATED PARTIES PAID FOR THEIR SHARES AS WELL AS $6.31 MILLION THAT OTHER
EXISTING INVESTORS PAID FOR THEIR SHARES. AS SUBSTANTIAL PORTIONS OF THE AMOUNTS
PAID FOR THOSE SHARES APPEARS TO BE CONSIDERATION IN A FORM OTHER THAN CASH,
PLEASE PROVIDE FOOTNOTE DISCLOSURE THAT MORE

April 2, 2007

PRECISELY DESCRIBES THE AMOUNT AND FORM OF THE PAYMENTS BY PRIOR STOCKHOLDERS
FOR THEIR SHARES.

         Response
         --------

         The above-referenced disclosure has been revised to address the Staff's comment. Please see revised page 26 of the IPO Prospectus.

20. AS OF SEPTEMBER 30, 2006 OR LATEST UPDATED PERIOD, PLEASE PROVIDE US WITH
YOUR CALCULATION OF THE NET TANGIBLE BOOK VALUE PER COMMON SHARE BEFORE AND
AFTER THE OFFERING AS WELL AS THE CALCULATION OF THE IMMEDIATE INCREASE IN THE
NET ADJUSTED BOOK VALUE PER SHARE TO EXISTING COMMON STOCK HOLDERS AS WE CANNOT
READILY RECONCILE THESE PER SHARE AMOUNTS DISCLOSED. SIMILARLY, PROVIDE US WITH
EACH OF THE OTHER PER SHARE CALCULATIONS REFLECTIVE OF THE RELEASE OF THE
CLOSING ESCROW RELATING TO THE ACQUISITION OF OBJECTWARE AND THE EXERCISE OF THE
OVER-ALLOTMENT OPTION BY THE UNDERWRITERS. ENSURE THAT THESE AMOUNTS RECONCILE
TO THE FINANCIAL INFORMATION DISCLOSED ELSEWHERE IN THE DOCUMENT.

         Response
         --------

         The dilution calculations referred to in the comment are enclosed as
Exhibit B to this letter.

SELECTED PRO FORMA SELECTED FINANCIAL DATA, PAGE 25
---------------------------------------------------

21. FOLLOWING RULE 11-02(B)(7) OF REGULATION S-X, PROVIDE ON THE FACE OF THE PRO
FORMA INCOME STATEMENT DATE THE HISTORICAL NET LOSS PER SHARE BASED ON
CONTINUING OPERATIONS FOR THE COMPANY AS WELL AS THE PRO FORMA NET INCOME PER
SHARE DATA. ALSO ON THE FACE OF THE PRO FORMA INCOME STATEMENT DATA DISCLOSE THE
NUMBER OF SHARES USED TO COMPUTE THE PER SHARE DATA. WHERE APPLICABLE REVISE
OTHER PRESENTATIONS THROUGHOUT THE FILING.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see both the historical and pro forma income statement data in the Selected Pro Forma Financial Data section of the IPO Prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGES 26-38
-------------------------------------------------

22. IN YOUR DISCUSSIONS OF THE RESULTS OF OPERATIONS, YOU SOMETIMES REFER TO TWO
OR MORE SOURCES AS COMPONENTS THAT CONTRIBUTED TO A MATERIAL CHANGE. FOR
EXAMPLE, ON PAGE 32 YOU ATTRIBUTE THE GROWTH IN REVENUE PRIMARILY TO ENGAGEMENTS
WITH NEW CUSTOMERS AND NEW WORK WITH EXISTING CUSTOMERS. ON PAGE 34 YOU STATE
THAT THE INCREASE IN G&A EXPENSES RESULTED PRIMARILY FROM AN INCREASE IN
HEADCOUNT RESULTING FROM DIRECT HIRES AND

April 2, 2007

ACQUISITIONS AS WELL AS AN INCREASE IN COMPUTER MAINTENANCE PURCHASES AND
INCREASED COMPENSATION LEVELS. QUANTIFY THE AMOUNT OF THE CHANGE THAT WAS
CONTRIBUTED BY EACH OF THE FACTORS OR EVENTS THAT YOU IDENTIFY, INCLUDING ANY
OFFSETTING FACTORS. REVISE THROUGHOUT. SEE SECTION III.D OF SEC RELEASE 33-6835.

         Response
         --------

         The above-referenced disclosures in Management's Discussion and
Analysis have been revised to address the Staff's comment. Please see revised pages 38 to 42 of the IPO Prospectus.

23. PLEASE REVIEW THE TEXT WITH CARE AND ENSURE THAT YOU DISCUSS THE UNDERLYING
BUSINESS CONDITIONS FROM PERIOD TO PERIOD AND HOW THOSE CONDITIONS AFFECTED YOUR
RESULTS. FOR EXAMPLE, YOU ATTRIBUTE THE GROWTH IN PRODUCT REVENUE, WHICH
INCREASED 56% FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006 AS COMPARED TO 2005,
PRIMARILY TO INCREASED SALES AND TO RECENT ACQUISITIONS. WHAT FACTORS
CONTRIBUTED TO YOUR ABILITY TO SIGNIFICANTLY INCREASE SALES IN A ONE-YEAR
PERIOD? DISCUSS MATERIAL TRANSACTIONS OR DEVELOPMENTS THAT AFFECTED YOUR RESULTS
IN SPECIFIC TERMS. YOU SHOULD PROVIDE A MEANINGFUL EXPLANATION OF HOW MANAGEMENT
VIEWS THE COMPANY'S PERFORMANCE AND ITS RESULTS.

         Response
         --------

         The above-referenced disclosures in Management's Discussion and
Analysis have been revised to address the Staff's comment. Please see revised page 41 of the IPO Prospectus.

24. IN LIGHT OF THE SUBSTANTIAL DOUBT REGARDING YOUR ABILITY TO CONTINUE AS A
GOING CONCERN, PLEASE ADDRESS THE STEPS MANAGEMENT HAS TAKEN TO DATE THAT ARE
DISCUSSED IN NOTE 1 TO THE FINANCIAL STATEMENTS INTENDED TO "STREAMLINE ITS
OPERATIONS OVER THE LAST SEVERAL YEARS." WE NOTE THAT WHILE STREAMLINING
MEASURES INCLUDED REDUCING OR MAINTAINING HEADCOUNT AND LIMITING INFRASTRUCTURE,
OPERATING AND CAPITAL EXPENDITURES, YOU HAVE EXPERIENCED AN INCREASE IN
HEADCOUNT IN FISCAL YEAR 2006. PLEASE REVISE THE DISCLOSURE TO CLARIFY AND
EXPLAIN THE SHIFT YOU HAVE EXPERIENCED FROM STREAMLINING TO SUBSTANTIAL GROWTH
IN THE COMPANY'S ACTIVITIES. THIS SHIFT OR CHANGING TREND SHOULD BE CLEARLY
IDENTIFIED AND QUANTIFIED IN MANAGEMENT'S DISCUSSION AND ANALYSIS AS WELL.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised page 43 of the IPO Prospectus.

25. PLEASE REVISE TO PROVIDE A MATERIALLY COMPLETE DISCUSSION OF THE CONTINGENT
ACQUISITION PAYMENTS AND THE CONDITIONS THAT WILL TRIGGER CONTINGENT PAYOUT
OBLIGATIONS. WE

April 2, 2007

NOTE YOUR DISCLOSURE IN THE SUMMARY SECTION ON PAGE 4 REGARDING THE OBJECTWARE
ACQUISITION AND THE AMOUNT OF UP TO $1.8 MILLION PAYABLE IN CASH AND STOCK OVER
A THREE-YEAR PERIOD. THE DISCLOSURE SHOULD SPECIFICALLY ADDRESS CASH VERSUS
STOCK PAYMENTS IN QUANTIFIED TERMS AS WELL AS THE TERMS ON WHICH STOCK ISSUANCES
WILL BE MADE. OTHER CONTINGENT ACQUISITION PAYMENTS RELATING TO YOUR PREVIOUS
ACQUISITIONS, SUCH AS THOSE YOU DISCUSS ON PAGE 35 UNDER THE SUBHEADING
INVESTING ACTIVITIES, SHOULD BE CLEARLY DESCRIBED AS WELL. TELL US WHAT
CONSIDERATION YOU GAVE TO INCLUDING THE SIGNIFICANT CONTINGENCY PAYMENT
INFORMATION IN THE CONTRACTUAL OBLIGATIONS TABLE AND RELATED DISCLOSURE ON PAGES
35-36.

         Response
         --------

         The Company has revised the disclosure in the Liquidity and Capital
Resources section to fully describe and detail contingent consideration payments to all acquired entities. Please see revised pages 43 and 44 of the IPO
Prospectus

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 28
---------------------------------------------------

WEB SERVICES, PAGE 28
---------------------

26. PLEASE EXPLAIN TO US AND DISCLOSE THE BASIS FOR COMBINING SOFTWARE LICENSE,
A PRODUCT WITH SERVICES IN A SINGLE LINE OF SERVICE REVENUES DENOTED AS "WEB
SERVICES."

         Response
         --------

         The Company advises the Staff that perpetual licenses are only sold in connection with Web Services engagements; therefore, we believe it is appropriate to include revenue from perpetual licenses with revenue from Web
Services. For the three months ended December 31, 2006 and 2005 and for the years ended September 30, 2006 and 2005, the amount of such perpetual license revenue has been insignificant as compared to the total amount of Web Service revenue during those periods (i.e., an average of 3%) and as compared to total
Company revenue (i.e., an average of 2%) for those periods. In the future, should perpetual license revenue become a significant component of total revenue, consideration would be given to breaking such revenue out into a separate category for presentation in the statement of operations.

MANAGED SERVICES, PAGE 28
-------------------------

27. IN YOUR DISCUSSION OF MANAGED SERVICE REVENUES FOR THE PERIODS PRESENTED,
TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO SEPARATELY QUANTIFYING AND
DISCUSSING REVENUES RECOGNIZED FROM PROFESSIONAL SERVICES AND HOSTING FEES.
PLEASE PROVIDE US WITH QUANTIFIED ANALYSIS OF THE SEPARATE AMOUNTS IN YOUR
RESPONSE.

April 2, 2007

         Response
         --------

         The Company advises the Staff that its Managed Services revenue is comprised of retained services and hosting. The Company considers hosting an incidental part of its business and does not directly market this line of business. To date, the Company's only hosting arrangements have been with Web
Services customers.

         As hosting revenue has historically been insignificant to both the
Company's business strategy and its results of operations, the Company does not believe that separate classification in the statement of operations is warranted. Should hosting revenue become a significant component of total revenue, the Company would consider a separate classification.

         The following table presents hosting revenue as a percent of Managed
Services Revenue and Total Revenue for each period presented (dollars in 000's):

                                                                  ($ in 000's)
                                      3 Months Ended    3 Months Ended    Fiscal Year      Fiscal Year
                                         12/31/06          12/31/05      Ended 9/30/06    Ended 9/30/05
Hosting                                 $    63           $    52         $   216           $   204
Retained Services                           245               215           1,027             1,040
Total Managed Services Revenue              308               267           1,243             1,244
Total Revenues                          $ 2,309           $ 1,713         $ 8,235           $ 5,769
Hosting as a % of Managed Services          20%               19%             17%               16%
Hosting as a % of Total Revenue              3%                3%              3%                4%


STOCK-BASED COMPENSATION, PAGES 30-31
-------------------------------------

28. REVISE TO DISCLOSE HOW YOU ACCOUNTED FOR STOCK BASED COMPENSATION PRIOR TO
YOUR ADOPTION OF SFAS NO. 123R ON OCTOBER 1, 2006. CLARIFY IN YOUR DISCLOSURE
THAT YOU ACCOUNTED FOR STOCK-BASED COMPENSATION USING THE INTRINSIC VALUE METHOD
OF ABP NO. 25 AND THE DISCLOSURE-ONLY PROVISIONS OF SFAS NO. 123 FOR PERIODS
PRIOR TO OCTOBER 1, 2006. DISCLOSE WHY YOU ARE USING THE MODIFIED PROSPECTIVE
APPLICATION METHOD UNDER PARAGRAPH 74 OF SFAS NO. 123R IN MD&A AND IN THE NOTES
TO THE FINANCIAL STATEMENTS. IN THIS REGARD EXPLAIN TO US AND DISCLOSE HOW YOU
DETERMINED THE $363,000 OF TOTAL UNRECOGNIZED COMPENSATION COST RELATED TO
NON-VESTED SHARE-BASED COMPENSATION ARRANGEMENTS GRANTED UNDER YOUR PLANS.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised pages 36, 37, F-28 and F-29 of the IPO
Prospectus.

April 2, 2007

         The Company advises the Staff that it uses the modified
prospective method because we used the fair-value-based method for disclosure under SFAS 123. The $363,000 of unrecognized compensation costs represents the unamortized portion of stock options and was valued utilizing the
Black-Scholes-Merton option valuation model and the assumptions described in
Note 1 to the financial statements. Please refer to the Stock Based Compensation disclosure in the Critical Accounting Policies on pages 36 and 37 of the IPO
Prospectus.

29. SINCE YOU HAVE ADOPTED FAS 123R AS OF OCTOBER 1, 2006, UPON UPDATING YOUR
FINANCIAL STATEMENTS AS REQUIRED UNDER ITEM 310(G) OF REGULATION S-B TELL US HOW
YOU VALUED YOUR STOCK OPTIONS AND HOW YOU DETERMINED THE ASSUMPTIONS REGARDING
EXPECTED VOLATILITY AND EXPECTED TERM OF THE OPTIONS.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised page 36 to 37, and Note 2 to the financial statements on pages F-27 to F-29 of the IPO Prospectus.

30. WE NOTE THE COMPANY EXECUTED SIX PRIVATE PLACEMENT TRANSACTIONS BETWEEN
AUGUST OF 2000 AND DECEMBER OF 2004. IN ORDER THAT WE MAY UNDERSTAND YOUR
ACCOUNTING FOR STOCK-BASED COMPENSATION DURING THIS TIMEFRAME, PROVIDE US WITH
SUFFICIENT INFORMATION SUPPORTING THE COMMON STOCK FAIR VALUES FOR EACH OF THE
DIFFERENT PRIVATE PLACEMENTS. THIS INFORMATION ALONG WITH ANY ADDITIONAL
INFORMATION (E.G. INFORMATION PERTAINING TO BUSINESS COMBINATIONS) YOU MAY FEEL
NECESSARY TO PROVIDE, WILL ALLOW US TO DETERMINE HOW YOU ARRIVED AT THE FAIR
VALUES OF YOUR COMMON STOCK YOU USED IN THE GRANTING OF STOCK OPTIONS. IN YOUR
RESPONSE ALSO ADDRESS THE REASONS FOR THE STOCK OPTION GRANTS (I.E. FOR GOODS OR
SERVICES, OR TO EMPLOYEES, EXTINGUISHMENT OF DEBT, ETC.). SIMILAR INFORMATION
SHOULD BE PROVIDED FOR STOCK OPTIONS GRANTED THROUGH JULY OF 2005 AS WELL.

         Response
         --------

         A detailed list of all investors, stock prices and funds raised in the six above-referenced private placements is attached as Exhibit C to this letter.
The primary purpose of each of these private placement transactions was to fund the Company's acquisitions. The values assigned to shares issued in all private placement transactions were determined by the Company using a management-developed calculation to ascertain the estimated fair value of the
Company on a per share basis at the time of the private placement. The computation was principally based on a multiple of estimated revenues after considering both the accretive effect of the entity to be acquired and shares issued with the placement and the acquisition. The value assigned to the
Company's common stock issued in each of these acquisitions was based on the corresponding and contemporaneous private placement and subject to direct arms-length negotiations between the Company and the respective sellers.
Consideration was paid in combinations of cash, common stock and earn-out.

April 2, 2007

         The Company further advises the Staff that it has issued incentive stock options to employees, and non-qualified options to Directors in consideration of their services as members of the Company's board of directors, from inception through December 31, 2006. All options were issued under the
Company's 2000 Stock Incentive Plan, as restated and amended, except as otherwise noted below. Except as detailed below, all options have a term of 10 years, vest annually over a period of three years, and have exercise prices equal to the fair value of the underlying common stock at time of issuance. The
Company also issued the following options for other business purposes with varied terms as detailed below:

                                                       Exercise
         Year    Recipient/Reason         Shares        Price        Vesting
         ----    ----------------         ------        -----        -------

         2000    Founding BOD Member      50,000        $0.001     Upon Issuance
         2000    Founding BOD Member      50,000        $0.001     Upon Issuance
         2000    Founding Officer-CFO    200,000        $0.001     Upon Issuance

         2002    Lead Dog Merger(A)(B)    98,731     $0.04-$0.12     0 to 2 Yrs

         2002    Massie-Compensation       6,667        $0.001     Upon Issuance
         2002    Cebula-Compensation       6,667        $0.001     Upon Issuance
         2002    Matteo-Compensation       6,667        $0.001     Upon Issuance
         2002    Seeger-Compensation       4,167        $0.001     Upon Issuance

         2004    Iapps Merger(A)          50,949        $0.13      Upon Issuance

         2006    New Tilt Merger(A)      102,420        $3.75      0 to 3 Yrs

         A)      In connection with the acquisitions of Lead Dog Digital, iapps and New Tilt, the Company issued its own incentive stock
                 options to employees of the acquired entities in consideration of the cancellation or termination of options previously
                 granted by the acquired entities. The exercise price and
                 vesting period of the Company's options was consistent with the exercise price and vesting period of the original options.

         B)      In connection with its acquisition of Lead Dog Digital in
                 February 2002, the Company assumed Lead Dog Digital's 2001
                 Stock Option Plan, and exchanged 98,731 options granted under that plan for the Company's own options as of the date of the acquisition. Those options are governed by the provisions of that plan, and no additional options have been granted under that plan after the completion of the acquisition. Please see pages 78 and F-42 of the IPO Prospectus.

April 2, 2007

31. WITH RESPECT TO THE GUIDANCE IN THE 2004 AICPA PRACTICE AID "VALUATION OF
PRIVATELY-HELD-COMPANY EQUITY SECURITIES ISSUED AS COMPENSATION" (THE "PRACTICE
AID"), PLEASE DISCLOSE IN MD&A THE INTRINSIC VALUE OF ALL OUTSTANDING VESTED AND
UNVESTED OPTIONS BASED ON THE ESTIMATED INITIAL PUBLIC OFFERING PRICE AND THE
OPTIONS OUTSTANDING AS OF THE MOST RECENT BALANCE SHEET DATE INCLUDED IN THE
REGISTRATION STATEMENT. SEE PARAGRAPH 180 OF THE PRACTICE AID.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised page 37 of the IPO Prospectus.

32. SINCE YOU DID NOT OBTAIN CONTEMPORANEOUS VALUATIONS PERFORMED BY AN
UNRELATED VALUATION SPECIALIST AS DEFINED BY THE PRACTICE AID PLEASE REVISE MD&A
TO DISCLOSE THE FOLLOWING INFORMATION RELATED TO ISSUANCES OF EQUITY INSTRUMENTS
(SEE PARAGRAPH 182 OF THE PRACTICE AID):

o    DISCUSS THE SIGNIFICANT FACTORS, ASSUMPTIONS, AND METHODOLOGIES USED IN
     DETERMINING THE FAIR VALUE OF THE UNDERLYING COMMON STOCK;
o    DISCUSS EACH SIGNIFICANT FACTOR CONTRIBUTING TO THE DIFFERENCE BETWEEN THE
     FAIR VALUE AS OF THE DATE OF EACH GRANT AND THE ESTIMATED IPO PRICE OR, IF
     APPLICABLE, THE FAIR VALUE AS DETERMINED BY A CONTEMPORANEOUS VALUATION BY
     AN UNRELATED VALUATION SPECIALIST OBTAINED SUBSEQUENT TO THE GRANTS BUT
     PRIOR TO THE IPO; AND
o    DISCLOSE THE VALUATION ALTERNATIVE SELECTED AND ANY FURTHER REASONS
     MANAGEMENT CHOSE NOT TO OBTAIN A CONTEMPORANEOUS VALUATION BY AN UNRELATED
     VALUATION SPECIALIST.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised page 36 and 37 of the IPO Prospectus.

         For periods prior to July 2005, the value assigned to shares issued in private placement transactions was determined by management using a calculation primarily based on a multiple of estimated revenues after considering both the accretive effect of the target entity and the dilutive effect of shares to be issued. The value assigned to the common stock issued in acquisitions was based on the corresponding private placements and subject to direct arms-length negotiations between the Company and the respective sellers. The Company did not seek an independent valuation for purposes of determining fair value of its common stock because it believed its approach was reasonable and no such valuations were requested by any parties involved with the transactions.

         For periods after July 2005, the Company estimated the fair value of its stock price on the date of grant after weighing a variety of quantitative and qualitative factors, principally

April 2, 2007

the status of its business development, its financial position, the composition and ability of its engineering, operations and management team, the economic climate in the marketplace, the illiquid nature of its common stock, contemporaneous and anticipated private sales of its common stock, the probability of a liquidation event such as an initial public offering or the sale of the Company, and its analysis of a peer group of comparable public company trading prices.

         The increase in the estimated offering price of $5.50 over the estimated value of the Company's common stock at September 30, 2006 of $2.46 primarily reflects the accretive effect of the proposed acquisition of
Objectware and the expected internal Company growth from September 30, 2006 to the planned initial public offering date of April 2007. The Company also considered the impact the proceeds of the initial public offering would have on its working capital and its longer term cash position.

         Prior to July 2005, the value of the Company's common stock was derived from the private placements and business combinations described above was used to determine the value of equity instruments (i.e., warrants and options) issued contemporaneously. For equity instruments issued after July 2005, the methodology employed by management is described in the third paragraph under the subheading "Stock Based Compensation" on page 36 of the IPO Prospectus and in
Note 2 to the financial statements. The Company believes the methodology applied is consistent with the methodology that would have been used by an independent valuation specialist in similar circumstances.

33. WE REFERENCE YOUR DISCLOSURES WITHIN MD&A ON PAGE 31 THAT YOU ENGAGED AN
INVESTMENT BANKING FIRM IN OCTOBER OF 2005 TO PROVIDE STRATEGIC GROWTH AND
FINANCING ADVICE REGARDING THE POTENTIAL VALUATION OF THE COMPANY AND ITS COMMON
STOCK. IF ANY PORTION OR OPINION OF AN EXPERT OR COUNSEL IS QUOTED OR SUMMARIZED
IN A REGISTRATION STATEMENT, THE NAME AND WRITTEN CONSENT OF THE EXPERT SHOULD
BE FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT AND SHALL EXPRESSLY STATE
THAT THE EXPERT OR COUNSEL CONSENTS TO SUCH QUOTATIONS OR SUMMARIZATION. WE
REFER YOU TO RULE 436(A) UNDER THE SECURITIES ACT. PLEASE REVISE TO INCLUDE THE
EXPERT'S NAME AND CONSENT.

         Response
         --------

         The Company advises the Staff that it engaged Joseph Gunnar & Co., LLC, an independent investment bank and an NASD member in good standing ("JGUN"), in an advisory capacity in October 2005. JGUN has been principally involved in determining the estimated offering price of the Company's common stock in the proposed initial public offering in the normal course of the investment banking relationship; however, JGUN had no role in determining the valuation of the
Company or its common stock at any other time or under any other circumstances.
Accordingly, the Company respectfully submits that it believes that no reference to JGUN as an expert is required or appropriate. Nevertheless, to avoid any potential confusion in the IPO Prospectus, the Company has revised the above-referenced disclosures to remove such language. Please see pages 79 and
F-41 of the IPO Prospectus.

April 2, 2007

RESULTS OF OPERATIONS, PAGES 31-34
----------------------------------

REVENUE, COST OF REVENUE AND GROSS PROFIT, PAGE 32
--------------------------------------------------

34. IN YOUR DISCUSSIONS OF THE RESULTS OF OPERATIONS, YOU SOMETIMES REFER TO TWO
OR MORE SOURCES AS COMPONENTS THAT CONTRIBUTED TO A MATERIAL CHANGE. FOR
EXAMPLE, ON PAGE 32 YOU ATTRIBUTE THE GROWTH IN REVENUE PRIMARILY TO ENGAGEMENTS
WITH NEW CUSTOMERS AND NEW WORK WITH EXISTING CUSTOMERS. IN ADDITION, WE WOULD
EXPECT FURTHER EXPLANATION AND QUANTIFICATION OF THE IMPACT ON YOUR OPERATIONS
AND FINANCIAL POSITION CAUSED BY YOUR ACQUISITIONS WHICH YOU INDICATE HAVE BEEN
AN IMPORTANT FACTOR IN YOUR GROWTH. REVISE TO DISCLOSE THROUGHOUT MD&A THE
AMOUNT OF THE CHANGE THAT WAS CONTRIBUTED BY EACH OF THE FACTORS OR EVENTS THAT
YOU IDENTIFY, INCLUDING ANY OFFSETTING FACTORS. SEE SECTION III.D OF SEC RELEASE
33-6835.

         Response
         --------

         The above-referenced disclosures in Management's Discussion and
Analysis have been revised to address the Staff's comment. Please see revised pages 37 to 42 of the IPO Prospectus.

35. IN YOUR DISCUSSION OF THE COST OF REVENUES FOR THE PERIODS PRESENTED, TELL
US WHAT CONSIDERATION YOU HAVE GIVEN TO SEPARATELY DISCUSSING COST OF SALES FOR
WEB SERVICES, MANAGED SERVICES AND SUBSCRIPTIONS SO THAT YOUR MD&A PRESENTATION
CONFORMS WITH YOUR PRESENTATION WITHIN THE STATEMENT OF OPERATIONS. SEE ITEM
303(B)(1) OF REGULATION S-B.

         Response
         --------

         The above-referenced disclosures in Management's Discussion and
Analysis have been revised to address the Staff's comment. Please see revised pages 39 and 41 of the IPO Prospectus.

SALES AND MARKETING EXPENSES, PAGES 32-34
-----------------------------------------

36. IN YOUR DISCUSSION OF THE SALES AND MARKETING EXPENSES FOR THE PERIODS
PRESENTED, TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO DISCLOSING THE NUMBER OF
ADDITIONAL PERSONNEL ACQUIRED IN CONJUNCTION WITH BOTH THE IAPPS AND NEW TILT
ACQUISITIONS SO AS TO GIVE THE READER A BETTER UNDERSTANDING OF THE IMPACT OF
THE ACQUISITIONS ON YOUR OPERATING EXPENSES WHEN COMPARING THE 2004 TO 2005
OPERATING PERIOD AND THE 2005 TO 2006 OPERATING PERIOD.

April 2, 2007

         Response
         --------

         The above-referenced disclosures in Management's Discussion and
Analysis have been revised to address the Staff's comment. Please see revised pages 39 and 42 of the IPO Prospectus.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

INVESTING ACTIVITIES, PAGE 35
-----------------------------

37. WE NOTE THAT THE AMOUNTS INCLUDED IN THE AUDITED STATEMENT OF CASH FLOWS ON
PAGE F-12, SPECIFICALLY, THE TOTAL OF "CASH USED IN OPERATING ACTIVITIES" AND
THE TOTAL OF "CASH USED IN INVESTING ACTIVITIES" FOR THE PERIOD ENDED SEPTEMBER
30, 2006 DO NOT AGREE TO THE SAME INFORMATION AND AMOUNTS DISCLOSED ON PAGE 35.
PLEASE REVISE TO CORRECT OR EXPLAIN THE DIFFERENCES.

         Response
         --------

         The amount disclosed on the page 35 as referenced above was an error.
The Company has revised and corrected its disclosure. Please see revised page 44 of the IPO Prospectus

LIQUIDITY AND CAPITAL RESOURCES, PAGE 35
----------------------------------------

INVESTING ACTIVITIES
--------------------

38. YOU INDICATE YOU EXPECT TO INCUR MORE COSTS FOR FUTURE ACQUISITIONS AND
CAPITAL EXPENDITURES AS WELL AS CONTINGENT EARN-OUT PAYMENTS. REVISE YOUR
LIQUIDITY DISCUSSION TO ADDRESS ANY REASONABLY LIKELY IMPACT OF THIS EXPECTATION
ON SHORT OR LONG-TERM LIQUIDITY. SEE ITEM 303 (B)(1)(I) OF REGULATION S-B.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised page 44 of the IPO Prospectus.

39. WITHIN MD&A, ON PAGE 36, PLEASE DESCRIBE IN GREATER DETAIL THE NATURE AND
FINANCIAL STATEMENT IMPACT OF THE MATERIAL WEAKNESS YOU IDENTIFIED IN YOUR RISK
FACTOR DISCLOSURE ON PAGE 13. ADDRESS, WHEN THE MATERIAL WEAKNESS WAS
IDENTIFIED, BY WHOM IT WAS IDENTIFIED AND WHEN THE MATERIAL WEAKNESS BEGAN. AS
PART OF YOUR DISCLOSURES ADDRESS THE SPECIFIC STEPS YOU HAVE TAKEN TO DATE (OR
PLAN TO TAKE) AND PROCEDURES YOU HAVE IMPLEMENTED (OR PLAN TO IMPLEMENT) TO
CORRECT THE MATERIAL WEAKNESS. INDICATE WHEN EACH CORRECTIVE ACTION WAS
COMPLETED OR IS EXPECTED TO BE COMPLETED. WHERE NEWLY CREATED

April 2, 2007

COMPANY POSITIONS HAVE NOT BEEN FILLED TO ADDRESS THE WEAKNESSES INDICATE HOW
OTHER PROCEDURES OR PRACTICES ARE MITIGATING THE IMPACT OF THOSE UNFILLED
POSITIONS.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised pages 45 and 46 of the IPO Prospectus.

BUSINESS

40. SUPPLEMENTALLY PROVIDE US WITH MARKED COPIES OF THE DATA YOU CITE THAT YOU
ATTRIBUTE TO HARTE-HANKS, INTERNATIONAL DATA CORPORATION, AND FORRESTER
RESEARCH. TO EXPEDITE OUR REVIEW, CLEARLY MARK THE SOURCES TO HIGHLIGHT THE
APPLICABLE PORTIONS OR SECTIONS CONTAINING THE STATISTICS AND CROSS-REFERENCE
THEM TO THE APPROPRIATE LOCATION IN YOUR PROSPECTUS. TELL US WHETHER THE REPORTS
YOU CITE ARE GENERALLY AVAILABLE TO THE PUBLIC AT NOMINAL OR NO PAYMENT.

         Response
         --------

         Excerpts from the reports cited, each marked and cross-referenced as requested, are attached as Exhibit D to this letter. The Company believes that the reports are generally available to the public costs ranging from approximately $750 to approximately $3,000.

41. REGARDING THE FOUR ACQUISITIONS PRIOR TO THE PENDING ACQUISITION OF
OBJECTWARE, PLEASE PROVIDE A BRIEF DISCUSSION OF HOW THESE ACQUISITIONS
CONTRIBUTED TO YOUR BUSINESS STRATEGY AND IMPACTED YOUR BUSINESS OPERATIONS. WE
NOTE YOUR BRIEF MENTION ON PAGE 53 THAT EACH OF THE BUSINESSES WAS A WEB
APPLICATION DEVELOPMENT COMPANY; HOWEVER, IT IS UNCLEAR WHAT IMPACT THESE
ACQUISITIONS HAD ON THIS OR OTHER ASPECT OF YOUR BUSINESS, AS DESCRIBED UNDER
PRODUCTS AND SERVICES. BRIEFLY DESCRIBE THE EXPERIENCE OF INTEGRATING THE
ACQUIRED BUSINESSES INTO YOUR EXISTING OPERATIONS. NOTE THAT THIS INFORMATION
SHOULD BE DISCUSSED AS WELL, AND QUANTIFIED, IN MANAGEMENT'S DISCUSSION AND
ANALYSIS. PLEASE REVISE ACCORDINGLY.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised pages 31, 49 and 62 of the IPO Prospectus, and under the Acquisition section of MD&A.

42. WE NOTE YOUR STATEMENTS ON PAGE 48 THAT YOUR SELLING PRICES AND USABILITY OR
YOUR PRODUCTS COMPARE FAVORABLY WITH THOSE OF YOUR COMPETITORS. SPECIFICALLY WE
NOTE YOUR STATEMENTS THAT SOLUTIONS SIMILAR TO YOURS "COST AS MUCH AS TWO TO TEN
TIMES THE COST" OR

April 2, 2007

YOUR PRODUCT AND "TAKE TWO TO FOUR TIMES AS LONG TO
IMPLEMENT." PROVIDE US WITH SUPPORT FOR THIS CLAIM AND SIMILAR CLAIMS SUCH AS
THAT YOUR COMPETITORS' PRODUCTS "ARE COMPLEX AND ARE NOT AS EASILY IMPLEMENTED
BY THE CUSTOMER'S TECHNOLOGY SUPPORT ORGANIZATION" AND THAT YOUR PRODUCT OFFERS
CUSTOMERS "THE BEST POSSIBLE RETURN ON INVESTMENT AMONG THE LEADING CONTENT
MANAGEMENT SOLUTIONS AVAILABLE IN THE MARKETPLACE."

         Response
         --------

         The above-referenced disclosure has been revised to eliminate references to competitive pricing and competitive product features. Please see revised pages 48 to 54 of the IPO Prospectus.

43. TO THE EXTENT YOU RETAIN COMPARISONS CONCERNING THE PRICING OF YOUR PRODUCTS
WITH THOSE OF YOUR COMPETITORS, PROVIDE DISCLOSURE REGARDING YOUR PRODUCT
PRICING.

         Response
         --------

         The above-referenced disclosure has been revised to eliminate references to competitive pricing. Please see revised pages 48 to 54 of the IPO
Prospectus.

44. PLEASE EXPAND YOUR DISCUSSION OF CUSTOMERS TO DISCUSS YOUR DEPENDENCE ON
NOMURA SECURITIES FOR 22% OF YOUR REVENUES. INCLUDE A DISCUSSION OF THE MATERIAL
TERMS OF ANY RELATIONSHIP BETWEEN NOMURA SECURITIES AND YOU AND/OR YOUR
SUBSIDIARY, BRIDGELINE SOFTWARE, PVT. LTD.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised page 61 of the IPO Prospectus.

45. DISCUSS THE ESTIMATED AMOUNT SPENT DURING EACH OF THE LAST TWO FISCAL YEARS
ON RESEARCH AND DEVELOPMENT ACTIVITIES AND THE EXTENT TO WHICH THE COST OF SUCH
ACTIVITIES ARE BORNE DIRECTLY BY CUSTOMERS. SEE ITEM 101(B)(10).

         Response
         --------

         The above-referenced disclosure has been revised to address the Staff's comment. Please see revised page 59 of the IPO Prospectus.

46. WE NOTE THAT YOU INCLUDE AS ONE OF THE BENEFITS OF MERGING WITH YOUR COMPANY
"IMPROVED INTERNAL CONTROLS AND REPORTING." BECAUSE YOU HAVE IDENTIFIED MATERIAL

April 2, 2007

WEAKNESSES IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING, IT IS UNCLEAR WHY
ACQUISITION TARGETS WOULD EXPECT THEIR INTERNAL CONTROLS AND REPORTING TO
IMPROVE AS A RESULT OF MERGING WITH YOU. PLEASE EXPLAIN.

         Response
         --------

         The above-referenced disclosure has been revised to eliminate references to improved internal controls and reporting. Please see revised page
62 of the IPO Prospectus.

47. PLEASE TELL US HOW THE LIST OF CUSTOMERS FOR OBJECTWARE WAS SELECTED. WERE
THEY THE SEVEN TOP REVENUE-PRODUCING CUSTOMERS DURING A PARTICULAR PERIOD OR
WERE THEY SELECTED ON SOME OTHER BASIS? PLEASE ADVISE.

         Response
         --------

         The above-referenced disclosure has been revised to eliminate any references to Objectware's customer names. Please see revised page 63 of the IPO
Prospectus.

48. PLEASE REVISE YOUR COMPETITION DISCUSSION ON PAGE 55 TO PROVIDE MORE
SPECIFICITY REGARDING THE PRINCIPAL METHODS OF COMPETITION, FOR EXAMPLE, PRODUCT
RANGE, PERFORMANCE, QUALITY, RELIABILITY, EXPERTISE, PRICE, ETC. FURTHER, TO THE
EXTENT POSSIBLE, DISCUSS ANY POSITIVE OR NEGATIVE FACTORS KNOWN TO YOU
PERTAINING TO YOUR COMPETITIVE POSITION WITH REGARD TO THE PRINCIPAL METHODS OF
COMPETITION YOU IDENTIFY. DISCUSS WHICH COMPETITIVE FACTORS YOU BELIEVE YOUR
PRODUCTS OUTPERFORM THOSE OF YOUR COMPETITORS (SUCH AS PRICING AND EASE OF USE,
WHICH YOU DISCUSS IN THE BUSINESS SECTION). AS PRESENTLY DRAFTED, YOUR
DISCUSSION OFFER LITTLE UNDERSTANDING OF YOUR COMPETITIVE POSITION WITHIN THE
INDUSTRY.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised pages 65 and 66 of the IPO Prospectus.

         49. DISCLOSE THE NUMBER OF EMPLOYEES IN THE WHOLLY OWNED SUBSIDIARY OF
BRIDGELINE SOFTWARE, PVT. LTD. ALSO, CONSIDER WHETHER THERE ARE ANY MATERIAL
RISKS ASSOCIATED WITH YOUR SOFTWARE DEVELOPMENT CENTER HEADQUARTERED IN INDIA
THAT SHOULD BE DISCUSSED.

April 2, 2007

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised page 67, and the new risk factor included on page 15, of the IPO Prospectus.

MANAGEMENT
----------

UNDERWRITING
------------

50. WE NOTE THAT YOU REFER TO THE "UNDERWRITERS" AND "LEAD UNDERWRITER" WHEN
JOSEPH GUNNAR & CO., LLC IS LISTED AS THE ONLY UNDERWRITER. PLEASE ADVISE OR
REVISE.

Response
--------

         As set forth in the opening paragraph of the Underwriting section of the IPO Prospectus, under the terms and subject to the conditions contained in an underwriting agreement, Joseph Gunnar & Co., LLC is acting as representative for certain underwriters, which have severally agreed to purchase certain numbers of shares of common stock offered in this offering. The term
"underwriters" refers to all such underwriters, including Joseph Gunnar & Co.,
LLC, the lead underwriter of the underwriting syndicate.

ALTERNATE PAGES FOR SELLING SHAREHOLDER PROSPECTUS
--------------------------------------------------

COVER PAGE
----------

51. PLEASE INCLUDE THE TOTAL NUMBER OF SHARES TO BE INCLUDED IN THE RESALE
REGISTRATION STATEMENT.

         Response

         The above-referenced disclosure has been revised to address the Staff's comment. Please see the revised cover page of the Selling Shareholder
Prospectus.

52. PLEASE ENSURE THAT YOU REFER TO THE INITIAL PUBLIC OFFERING OF 3 MILLION
SHARES OF COMMON STOCK, WHICH IS EXPECTED TO BE COMPLETED PRIOR THE RESALE OF
COMMON STOCK BY THE SELLING SHAREHOLDERS.

         Response
         --------

         The above-referenced disclosure has been revised to address the Staff's comment. Please see the revised cover page of the Selling Shareholder
Prospectus.

April 2, 2007

53. BECAUSE YOU INDICATE THAT THE RESALE OFFERING WILL NOT COMMENCE UNTIL THE
EXPIRATION OF SIX MONTHS FROM THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT,
IT APPEARS THE SECOND PARAGRAPH DISCUSSING THE MARKET FOR YOUR COMMON STOCK
SHOULD BE REVISED TO REFLECT THE CIRCUMSTANCES THAT WOULD EXIST WHEN THE RESALE
OFFERING COMMENCES.

         Response
         --------

         The above-referenced disclosure has been revised to address the Staff's comment. Please see the revised cover page of the Selling Shareholder
Prospectus.

SELLING STOCKHOLDERS, PAGE ALT-4
--------------------------------

54. PLEASE INDICATE THE DATE AS OF WHICH THE STOCKHOLDERS INFORMATION IS
PROVIDED.

         Response
         --------

         The above-referenced disclosure has been revised to address the Staff's comment. Please see revised page Alt. 79 of the Selling Shareholder Prospectus.

55. PLEASE IDENTIFY THE NATURAL PERSON OR PERSONS HAVING VOTING AND/OR
INVESTMENT CONTROL OVER EACH OF THE SELLING STOCKHOLDER ENTITIES. SEE
INTERPRETATION 4S OF THE REGULATION S-K PORTION OF THE MARCH 1999 SUPPLEMENT TO
THE PUBLICLY AVAILABLE TELEPHONE INTERPRETATION MANUAL, AS WELL AS
INTERPRETATION I.60 OF THE JULY 1997 VERSION OF THE TELEPHONE INTERPRETATION
MANUAL. THIS INFORMATION CAN BE DISCLOSED IN FOOTNOTES TO THE SELLING
SHAREHOLDER TABLE.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised page Alt. 80 of the Selling Shareholder
Prospectus.

56. WE NOTE THAT JOSEPH GUNNAR IS LISTED AS A SELLING SHAREHOLDER AND IS A
BROKER-DEALER. TELL US WHETHER ANY OF THE OTHER SELLING SHAREHOLDERS ARE
BROKER-DEALERS OR AFFILIATES OF A REGISTERED BROKER-DEALER. FOR ALL
BROKER-DEALERS, ADVISE US WHETHER THEIR SHARES WERE RECEIVED AS COMPENSATION FOR
INVESTMENT BANKING SERVICES OR AS INVESTMENT SHARES.

April 2, 2007

         Response
         --------

         The Company advises the Staff that Joseph Gunnar & Co., LLC is a registered broker-dealer. The shares held by Joseph Gunnar & Co. were received as compensation for investment banking services.

         The Company further advises the Staff that, to its knowledge, the following selling shareholders are affiliated with a registered broker-dealer:

         o    Christopher P. Baker, affiliated with C.P. Baker Securities, Inc.

         o    Robert A. McLemore, affiliated with Winslow, Evans & Croker

         o    Joseph A. Alagna, Joseph Duarte, Michael Mondiello, Bradford
              Pine, Anthony Sica, Stephan A. Stein, Abner Zalaznick, Nicholas
              Lobasso and Gary Saccaro are affiliated with Joseph Gunnar & Co.

57. TO THE EXTENT ANY OF THE SELLING SHAREHOLDERS ARE AFFILIATES OF
BROKER-DEALERS, DISCLOSE WHETHER THE SELLERS PURCHASED THE SHARES IN THE
ORDINARY COURSE OF BUSINESS AND AT THE TIME OF THE PURCHASE OF THE SECURITIES TO
BE RESOLD, THE SELLERS HAD ANY AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR
INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES.

         Response
         --------

         The Company advises the Staff that, to its knowledge, the selling shareholders referenced in the comment received the shares as compensation in the ordinary course of business and, to its knowledge, no such selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute such securities.

58. PLEASE INCLUDE THE SELLING SHAREHOLDER INFORMATION REQUIRED BY ITEM 507 OF
REGULATION S-B. PROVIDE A DETAILED INTRODUCTORY DESCRIPTION OF THE TRANSACTION
BY WHICH EACH OF THE SELLING SECURITY HOLDERS IN THE TABLE ACQUIRED THEIR SHARES
AND INCLUDE A MATERIALLY COMPLETE DESCRIPTION OF THE WARRANTS.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see the revised pages Alt. 79 and 80 of the Selling
Shareholder Prospectus.

59. WE NOTE YOUR DISCUSSION REGARDING SHORT SALES. PLEASE SUPPLEMENTALLY CONFIRM
THAT YOU ARE AWARE OF CORPORATION FINANCE TELEPHONE INTERP. A. 65 (JULY 1997) ON
THIS ISSUE, WHICH IS PUBLICLY AVAILABLE ON OUR WEBSITE.

April 2, 2007

         Response
         --------

         The Company confirms to the Staff that it is aware of Telephone Interp.
A. 65 (July 1997).

ACCOUNTING COMMENTS

UNAUDITED COMBINED PRO FORMA CONDENSED FINANCIAL STATEMENTS, PAGES F-3 TO F-7

60. IN THE PREPARATION OF YOUR PRO FORMA FINANCIAL STATEMENTS, WE NOTE YOU HAVE
INCLUDED EXPECTED CASH PROCEEDS TO BE RECEIVED IN THE OFFERING. IN ACCORDANCE
WITH RULE 170, FINANCIAL STATEMENTS WHICH GIVE EFFECT TO THE RECEIPT AND
APPLICATION OF ANY PART OF THE PROCEEDS FROM THE SALE OF SECURITIES FOR CASH
SHALL NOT BE USED UNLESS SUCH SECURITIES ARE TO BE OFFERED THROUGH UNDERWRITERS
AND THE UNDERWRITING ARRANGEMENTS ARE SUCH THAT THE UNDERWRITERS ARE OR WILL BE
COMMITTED TO TAKE AND PAY FOR ALL OF THE SECURITIES, IF ANY ARE TAKEN, PRIOR TO
OR WITHIN A REASONABLE TIME AFTER THE COMMENCEMENT OF THE PUBLIC OFFERING, OR IF
THE SECURITIES ARE NOT SO TAKEN TO REFUND TO ALL SUBSCRIBERS THE FULL AMOUNT OF
ALL SUBSCRIPTION PAYMENTS MADE FOR THE SECURITIES. THE CAPTION OF ANY SUCH
FINANCIAL STATEMENT SHALL CLEARLY SET FORTH THE ASSUMPTIONS UPON WHICH SUCH
STATEMENT IS BASED. THE CAPTION SHALL BE IN TYPE AT LEAST AS LARGE AS THAT USED
GENERALLY IN THE BODY OF THE STATEMENT. PLEASE REVISE TO MAKE THE REQUIRED
DISCLOSURES WITHIN YOUR PRO FORMA FINANCIAL STATEMENTS.

         Response
         --------

         The above-referenced disclosures have been updated to address the
Staff's comment. Please see the revised pro forma financial statements on pages
F-3, F-7, F-9 and F-14 of the IPO Prospectus.

61. PLEASE UPDATE THE PRO FORMA FINANCIAL STATEMENTS PROVIDED THROUGH THE
INTERIM PERIOD ENDED DECEMBER 31, 2006 AS REQUIRED UNDER ITEM 310(D) OF
REGULATION S-B.

         Response
         --------

         The above-referenced disclosures have been updated to address the
Staff's comment. Please see the revised pro forma financial statements on pages
F-4 to F-10 of the IPO Prospectus.

62. REVISE THE INTRODUCTORY PARAGRAPH WHICH DESCRIBES THE PRELIMINARY NATURE OF
THE PURCHASE ACCOUNTING ADJUSTMENTS FOR THE OBJECTWARE, INC. ACQUISITION TO
ADDRESS WHEN THE COMPANY EXPECTS THE ALLOCATION TO BE FINALIZED. FURTHER,
DESCRIBE ANY CONTINGENCIES WHICH MAY POTENTIALLY IMPACT THE INFORMATION BEING
PRESENTED.

         Response
         --------

April 2, 2007

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see the revised pro forma financial statements on pages
F-4 to F-10 of the IPO Prospectus.

UNAUDITED COMBINED PRO FORMA CONDENSED BALANCE SHEET, PAGE F-4
--------------------------------------------------------------

63. WE NOTE THE INDIVIDUAL AMOUNTS WITHIN THE "PROBABLE ACQUISITION" COLUMN IN
THE AGGREGATE DO NOT EQUAL TO THE $1.856 MILLION TOTAL ASSET AMOUNT DISCLOSED.
PLEASE EXPLAIN AND REVISE.

         Response
         --------

         The Company advises the Staff that the inconsistency noted was an inadvertent typographical error. The correct number at September 30, 2006 should have been $1.895 million. The Company also advises the Staff that the Unaudited
Combined Pro Forma Condensed Balance Sheet as of September 30, 2006 has been superseded by the Unaudited Combined Pro Forma Condensed Balance Sheet as of
December 31, 2006 in the IPO Prospectus.

NOTES TO THE UNAUDITED COMBINED PRO FORMA CONDENSED BALANCE SHEET, PAGE F-5
---------------------------------------------------------------------------

64. REVISE THE PRESENTATION TO PRESENT A SEPARATE COLUMN FOR THE ADJUSTMENTS
RELATED TO THE PROCEEDS FROM THE OFFERING. THE CURRENT PRESENTATION NETTING
AMOUNTS AND ADJUSTMENTS FROM THE ACQUISITION AND THE OFFERING AND USE OF
PROCEEDS DOES NOT CLEARLY CONVEY TO A READER THE SEPARATE EFFECTS OF EACH OF THE
OFFERING AND OBJECTWARE, INC. ACQUISITION. SEE RULE 11.02(4) OF REGULATION S-X.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see the revised pro forma financial statements on pages
F-4, F-8 and F-11 of the IPO Prospectus.

65. REVISE TO INCLUDE A PRO FORMA NOTE WHICH GIVES EFFECT TO THE PROPOSED
BUSINESS COMBINATION WITH OBJECTWARE, INC. BY DISCLOSING THE ALLOCATION OF THE
PURCHASE PRICE ADJUSTING THE ASSETS AND LIABILITIES TO FAIR VALUE AND
RECOGNITION OF INTANGIBLES AND IDENTIFYING THE RELATED USEFUL LIVES AND
AMORTIZATION METHODS RELATED TO THE INTANGIBLES. FURTHER, PRO FORMA NOTE 3(A),
NOTE TO THE PRO FORMA STATEMENT OF OPERATIONS SHOULD SHOW HOW THE CHANGES IN
DEPRECIATION AND AMORTIZATION WERE DETERMINED. PROVIDE IN THE NOTE A SCHEDULE
SHOWING THE CALCULATION OF THE ANTICIPATED PURCHASE PRICE INCLUDING NON-CASH
CONSIDERATION.

April 2, 2007

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see the revised pro forma financial statement footnote on page F-5 of the IPO Prospectus.

66. EXPLAIN TO US THE AUTHORITATIVE ACCOUNTING BASIS, AND PROVIDE THE SUPPORTING
COMPUTATION FOR THE DEFERRED REVENUE ADJUSTMENTS OF $60 IN NOTE 2(G) AND $312 IN
NOTE 2(H).

         Response
         --------

         The Company advises the Staff that the $60 and $312 represent the current and long-term component of revenue from services provided to a certain customer, which revenue is being deferred as a result of extended payment terms of approximately 4 years that were granted to that customer in 2005 and 2006.
There are no services remaining to be delivered in connection with the revenue deferred. Accordingly, such deferred revenue of Objectware does not represent a legal performance obligation of the Company (as acquirer). The Company therefore respectfully submits that such deferred revenue should not be recognized as a liability consistent with paragraph 5 of EITF 01-3, "Accounting in a Business
Combination for Deferred Revenue of an Acquiree". The Company has revised Note
2(e) and (f) to the Unaudited Combined Pro Forma Condensed Balance Sheet at
December 31, 2006. Please see page F-6 of the IPO Prospectus.

67. EXPLAIN THE AUTHORITATIVE ACCOUNTING BASIS FOR THE COST AMORTIZATION AMOUNTS
ADJUSTED THROUGH ACCUMULATED EARNINGS RESULTING FROM ADJUSTMENTS IN NOTES 2(C)
AND (G).

         Response
         --------

         The Company respectfully presumes that the Staff's comment refers to
Notes 2(c) and (f), which have been re-sequenced to Notes 3(k) and (l). The
Company has revised those notes to clarify the Company's accounting. Please see pages F-6 and F-7 of the IPO Prospectus. Because the pro forma presentation assumes the repayment of the Senior Notes prior to their contractual maturity, any unamortized deferred financing fees and or debt discount would be charged to earnings at that time. The Company respectfully submits that this treatment is consistent with APB 26, "Early Extinguishment of Debt".

UNAUDITED COMBINED PRO FORMA STATEMENT OF OPERATIONS, PAGE F-6
--------------------------------------------------------------

68. WE NOTE THE INDIVIDUAL REVENUE AMOUNTS IDENTIFIED IN THE "PROBABLE
ACQUISITION" COLUMN DO NOT AGREE TO THE AUDITED FINANCIAL STATEMENTS FOR
OBJECTWARE AS DISCLOSED ON PAGE F-41.

         Response
         --------

April 2, 2007

         The Company advises the Staff that the inconsistency noted was the result of an inadvertent typographical error, which has now been corrected.
Please see pages F-8 and F-11 of the IPO Prospectus. The Company further advises the Staff that it has not separately categorized reimbursable expenses in the
Unaudited Combined Pro Forma Condensed Statement of Operations because the amounts are insignificant.

NOTES TO THE UNAUDITED COMBINED PRO FORMA STATEMENT OF OPERATIONS, PAGE F-7
---------------------------------------------------------------------------

69. WITHIN PRO FORMA NOTE 1 YOU INDICATE THAT THE "CONSUMMATED ACQUISITION"
INFORMATION PRESENTED FOR NEW TILT IS REFLECTIVE OF THE OPERATING RESULTS FOR
THE PERIOD BEGINNING OCTOBER 1, 2005 THROUGH DECEMBER 31, 2005, AS DERIVED FROM
THE AUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2005, WITH
THESE RESULTS COMBINED WITH THE AUDITED RESULTS OF OPERATIONS FROM JANUARY 1,
2006 THROUGH THE DATE OF ACQUISITION. AFTER REVIEWING THE AUDITED FINANCIAL
STATEMENTS INCLUDED IN THE REGISTRATION STATEMENT FOR NEW TILT (I.E. BEGINNING
ON PAGE F-55), TELL US HOW YOU WERE ABLE TO DERIVE THE OPERATING RESULTS FOR THE
PERIOD BEGINNING OCTOBER 1, 2005 THROUGH THE DECEMBER 31, 2005 TIMEFRAME FROM
THE AUDITED FINANCIAL STATEMENTS PRESENTED FOR THE FISCAL PERIOD ENDED DECEMBER
31, 2005.

         Response

         The Company advises the Staff that it has determined that the above-referenced disclosures require clarification to accurately reflect the process by which the Company derived the operating results for the period in question. The Company acquired New Tilt on April 24, 2006 and the pro forma amounts represent the historical pre-acquisition operating results of New Tilt for the period October 1, 2005 to December 31, 2005, which were derived from the accounting records of New Tilt for the period of October 1, 2005 to December 31,
2005. These results have been combined with New Tilt's audited results of operations from January 1, 2006 through the date of acquisition to provide the pro forma results. The disclosure has been updated on page F-12 of the IPO
Prospectus.

70. REVISE TO INCLUDE A PRO FORMA NOTE WHICH DETAILS THE NEW TILT PURCHASE PRICE
ALLOCATION RECORDED. THE ALLOCATION OF THE PURCHASE PRICE WOULD IDENTIFY HOW THE
ASSETS AND LIABILITIES WERE ADJUSTED TO FAIR VALUE AND WOULD IDENTIFY THE
INTANGIBLES RECORDED. YOU SHOULD ALSO DISCLOSE THE RELATED USEFUL LIVES OF THESE
INTANGIBLES. FURTHER, PRO FORMA NOTE 3(A)(I) SHOULD SHOW HOW THE CHANGES IN
DEPRECIATION AND AMORTIZATION WERE DETERMINED AS IT RELATES TO NEW TILT. THIS
INFORMATION WOULD ENABLE THE READER TO MORE FULLY UNDERSTAND THE PRO FORMA
ADJUSTMENTS BEING MADE AS THEY RELATE TO NEW TILT.

April 2, 2007

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see the revised page F-12 of the IPO Prospectus.

71. PROVIDE ANALYSIS OF EACH OF THE PRO FORMA ADJUSTMENTS IN NOTE 3 WHICH
ADDRESS THE DIFFERENCES IN ACCOUNTING POLICIES AND RECLASSIFICATIONS BETWEEN NEW
TILT, OBJECTWARE, INC. AND THE COMPANY AND HOW YOU ARE ACCOUNTING FOR THESE
DIFFERENCES. EXPLAIN THE AUTHORITATIVE BASIS FOR THE ACCOUNTING AND
RECLASSIFICATION DIFFERENCES AND WHETHER THEY REPRESENT APPROPRIATE ACCOUNTING
TREATMENTS OF THE ACQUIRED COMPANIES OR ARE CORRECTION OF ERRORS OF THE ACQUIRED
COMPANIES.

         Response
         --------

         The Company advises the Staff that, in accordance with SFAS 123R, New
Tilt recognized stock based compensation of $19,000. The Company accounts for stock based compensation in accordance with APB 25 and the disclosure only provisions of SFAS 123. Had New Tilt accounted for such costs in accordance with
ABP 25, it would have recognized stock based compensation of $0 because there was no intrinsic value associated with any options issued.

         With regard to Note 3(a)(iii), we further advise the Staff that, in accordance with Objectware's accounting policy, cost of sales consists of direct labor and contract labor. The Company's cost of sales includes direct labor, contract labor and associated overhead costs. The Company intends to conform
Objectware's accounting policy to the Company's upon closing of the acquisition.

         The Company believes that the usefulness of the pro forma financial statements is enhanced by the adjustments noted above.

72. REVISE NOTE 3(A)(III) TO EXPLAIN WHICH COMPANY EXPENSES ARE BEING
RECLASSIFIED AND WHY. EXPLAIN THE AUTHORITATIVE BASIS FOR THE ACCOUNTING AND
RECLASSIFICATION DIFFERENCES AND WHETHER THEY REPRESENT APPROPRIATE ACCOUNTING
TREATMENTS OF THE ACQUIRED COMPANIES OR ARE CORRECTION OF ERRORS OF THE ACQUIRED
COMPANIES.

         Response
         --------

         The Company respectfully requests the Staff to please refer to its response to comment 71 above regarding the allocation of overhead.

73. NOTE 3(B) ADJUSTMENTS DO NOT LINE UP WITH THE DESCRIPTIONS. PLEASE REVISE.

April 2, 2007

         Response
         --------

         The above-referenced adjustments have been revised to correct the formatting. Please see pages F-6, F-7, F-9, F-13 and F-14 of the IPO Prospectus.

74. NOTES 3(B)(I) AND (V) REFLECTING A DECREASE IN SALARY FOR AN EXPECTED
CONTRACTUAL RATE AFTER THE ACQUISITION AND DECREASE IN AUDIT FEES IS APPROPRIATE
ONLY IF THE DECREASES WERE NEGOTIATED AS PART OF THE ACQUISITION, DIRECTLY
ATTRIBUTABLE TO THE ACQUISITION, FACTUALLY SUPPORTABLE AND EXPECTED TO HAVE A
CONTINUING IMPACT. PLEASE REMOVE THE ADJUSTMENTS OR TELL US WHY THEY ARE
APPROPRIATE. SEE RULE 11-02(B)(6) OF REGULATION S-X.

         Response
         --------

         The Company advises the Staff that for the fiscal year ended September
30, 2006, the owner of Objectware received compensation of $457,692. In accordance with the merger agreement, the owner will execute a negotiated employment agreement with a contractual annual compensation, including salary and bonus, aggregating to a maximum of $250,000.

         The Company further advises the Staff that the audit fees recorded in the year ended September 30, 2006 include costs associated with stand-alone audits of New Tilt and Objectware. The costs of the stand-alone audits were approximately $95,000 and $145,000 for New Tilt and Objectware, respectively.
The pro forma adjustment reflects the fact that such stand alone audits will not be required in subsequent periods.

75. REVISE PRO FORMA NOTE 5 TO ADDRESS WHY THE DILUTED NUMBER OF WEIGHTED
AVERAGE SHARES IS DIFFERENT FROM THE BASIC NUMBER OF WEIGHTED AVERAGE SHARES.
PROVIDE US WITH THE COMPUTATIONS SUPPORTING THE PRO FORMA COMBINED PER SHARE
AMOUNTS.

         Response
         --------

         The Company advises the Staff that it has revised the footnote disclosure to fully explain the diluted effect of stock option and warrants under the treasury stock method. Please see revised page F-14 of the IPO
Prospectus. The summary computation of the fully diluted shares outstanding are as follows:

April 2, 2007

                                                        Pro Forma
                                                    September 30, 2006
                                                    ------------------

         Basic shares outstanding                        8,039,409

         Dilutive effect of:

         Options                                           432,432
         Warrants                                          166,546
                                                         ---------
         Fully diluted shares                            8,638,387
                                                         =========

FINANCIAL STATEMENTS - BRIDGELINE SOFTWARE, INC.
------------------------------------------------

GENERAL
-------

76. PLEASE INCLUDE UPDATED INTERIM PERIOD FINANCIAL INFORMATION FOR THE MOST
RECENT QUARTERLY PERIOD ENDED DECEMBER 31, 2006 AS REQUIRED BY ITEM 310(G) OF
REGULATION S-B.

         Response
         --------

         The above-referenced interim period financial information has been provided to address the Staff's comment. Please see revised pages F-16 to F-19 of the IPO Prospectus.

NOTES TO THE FINANCIAL STATEMENTS
---------------------------------

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION, OPERATING MATTERS AND
--------------------------------------------------------------------------------
GOING CONCERN, PAGE F-13
------------------------

77. REVISE TO DISCLOSE THE FINANCIAL DIFFICULTIES THAT HAVE GIVEN RISE TO THE
UNCERTAINTY OF THE COMPANY AS A GOING CONCERN. DISCUSSION OF A VIABLE PLAN THAT
HAS THE CAPABILITY OF REMOVING THE THREAT TO THE CONTINUATION OF THE BUSINESS
SHOULD BE INCLUDED IN YOUR REVISED DISCLOSURES. DISCLOSE YOUR VIEW THAT THE PLAN
SHOULD ENABLE THE COMPANY TO REMAIN VIABLE FOR AT LEAST THE 12 MONTHS FOLLOWING
THE DATE OF THE FINANCIAL STATEMENTS BEING REPORTED ON. REVISED DISCLOSURE IN
NOTE 1 AND MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD ADDRESS ALL THE RELEVANT
DISCLOSURE REQUIREMENTS NOTED IN THE CODIFIED FINANCIAL REPORTING RELEASE
607.02. "UNCERTAINTY ABOUT AN ENTITY'S CONTINUED EXISTENCE."

April 2, 2007

         Response

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see revised pages F-20 to F-21 of the IPO Prospectus.

NOTE 2 REVENUE RECOGNITION, PAGE F-14
-------------------------------------

78. FROM YOUR DESCRIPTION OF REVENUE ELEMENTS INCLUDED IN YOUR STATEMENT OF
OPERATIONS WE NOTE THAT PERPETUAL SOFTWARE LICENSES ARE INCLUDED IN BOTH WEB
SERVICES AND SOFTWARE LICENSES AND SUBSCRIPTIONS. WE ALSO NOTE YOU BELIEVE VSOE
AND "THIRD PARTY EVIDENCE OF FAIR VALUE" ARE INTERCHANGEABLE ACCOUNTING MODELS
BUT IT IS NOT CLEAR WHETHER YOU ARE DISCUSSING FAIR VALUE DETERMINATION FOR
MULTIPLE-ELEMENT ARRANGEMENTS UNDER EITF 00-21, SAB 104 OR SOP 97-2. YOU ALSO
DISCLOSE THE USE OF THE RESIDUAL METHOD BUT IT IS NOT CLEAR AGAIN WHETHER YOU
ARE APPLYING THAT METHOD UNDER SAB 104, EITF 00-21 OR SOP 97-2. YOUR HEAD NOTE,
"REVENUE RECOGNITION," DISCLOSES VARIOUS REVENUE RECOGNITION MODELS USED FOR
YOUR PRODUCTS AND SERVICES HOWEVER THESE MODELS ARE NOT CLEARLY ASSOCIATED WITH
THE CAPTION DESCRIPTIONS OF "WEB SERVICES," "MANAGED SERVICES," "SOFTWARE
LICENSES AND SUBSCRIPTIONS" AND "MULTIPLE-ELEMENT ARRANGEMENTS" AND ELEMENTS
INCLUDED IN THOSE CAPTIONS. IN ADDITION TO THE SPECIFIC COMMENTS THAT FOLLOW,
PLEASE PROVIDE THE STAFF WITH A TABULAR ANALYSIS OF EACH OF YOUR PRODUCT AND
SERVICE OFFERINGS WHEN SOLD SEPARATELY AND IN BUNDLED ARRANGEMENTS. THE ANALYSIS
SHOULD EXPLAIN THE RELEVANT ACCOUNTING LITERATURE FOLLOWED, THE BASIS FOR
CLASSIFICATION IN YOUR STATEMENT OF OPERATIONS AND INDICATE THE POINT IN TIME
THAT REVENUE IS RECOGNIZED AND THE BASIS FOR ANY REVENUE DEFERRAL.

         Response
         --------

         The Company respectfully submits that it does not believe that VSOE of fair value and third party evidence of fair value are interchangeable; rather, when accounting for multiple element arrangements under EITF 00-21, if the higher standard of VSOE of fair value is not attainable, the Company applies the fair value standard as allowed by EITF 00-21. The Company has revised the disclosures in Note 2 to the financial statements to clarify this point. Please see revised page F-23 of the IPO Prospectus.

         With respect to the use of the residual method, the Company respectfully submits that such method is only used in multiple element arrangements under the guidance of EITF 00-21, whereby VSOE of fair value or if
VSOE of fair value is not readily attainable, third party evidence of fair value of the undelivered element is attained and the value ascribed to the delivered element (generally the Web Services) is recognized in accordance with the residual method resulting from the difference between the total consideration in the arrangement less the VSOE or third party evidence of fair value of the undelivered elements.

April 2, 2007

         The Company invoices customers in accordance with negotiated terms. In instances in which the Company invoices in advance of delivering the applicable services pursuant to an arrangement (i.e., hosting and subscription arrangements or progress billings on Web Services arrangements), it accounts for such billings as deferred revenue. The Company only recognizes revenue when services have been delivered and where applicable, accepted, and the earning process is complete in accordance with its revenue recognition policies described in Note 2 to the financial statements.

         Attached as Exhibit E to this letter is a tabular analysis of the
Company's products and services when sold separately and in bundled arrangements.

79. INCLUDE IN YOUR ANALYSIS HOW YOU HAVE YOU HAVE ESTABLISHED VSOE FOR EACH OF
THE ELEMENTS INCLUDED IN MULTI-ELEMENT ARRANGEMENTS. IF YOU USE CONTRACT
ACCOUNTING FOR SOFTWARE ARRANGEMENTS ADDRESS THE CRITERIA IN PARAGRAPHS 70 AND
71 OF SOP 97-2 TO SUPPORT USE OF CONTRACT ACCOUNTING FOR ARRANGEMENTS THAT
REQUIRE SIGNIFICANT PRODUCTION, MODIFICATION AND CUSTOMIZATION OF SOFTWARE.

         Response
         --------

         In accordance with EITF 00-21 the Company believes the burden is to establish third party evidence of fair value where VSOE of fair value is not attainable. In the Company's multiple element arrangements, the undelivered elements are generally the Company's Orgitecture subscriptions, hosting arrangements and Managed Services. The Company establishes third party evidence of fair value for these undelivered elements using standard price lists which are not discounted for any customer. The standard price lists provide a narrow range of pricing within the categories (i.e., resource category for billable labor, bandwidth, support desk) of the services to be delivered.

         When a multiple element arrangement includes a perpetual license product (i.e., netEditor) the revenue related to NetEditor (i.e., the delivered elements) is recognized upon achievement of all applicable criteria set forth in
SOP 97-2.

         With regard to sales of its licensed products, the Company has revised its disclosure to eliminate any potential confusion since its Web Services never involve significant production, modification or customization of the licensed products. Please see pages F-22 to F-23 of the IPO Prospectus.

         Following EITF 00-21, the Company recognizes revenue from multiple elements using the residual method whereby the value ascribed to the delivered element (usually the Web Service) is equal to the total consideration less the
VSOE of fair value or third party evidence of fair value of the undelivered element.

April 2, 2007

80. FOR ANY RIGHTS OF RETURNS TO YOUR CUSTOMERS OR END USERS TELL US HOW AND
DISCLOSE HOW YOUR ACCOUNTING COMPLIES WITH SFAS 48.

         Response
         --------

         The Company advises the Staff that, as is customary with industry practice, the Company does not provide a right of return for any product or services. In the rare instances in which customers raise concerns over delivered products or services, the Company attempts to remedy the concerns. All costs to date related to such instances have been insignificant and therefore the Company has established no reserve.

81. WE NOTE THAT YOU ACCOUNT FOR YOUR STAND-ALONE WEB SERVICES FIXED FEE
ARRANGEMENTS UNDER A PROPORTIONAL PERFORMANCE MODEL USING AN INPUT METHOD BASED
ON COSTS INCURRED IN RELATION TO TOTAL ESTIMATED COSTS AT COMPLETION. YOUR
ACCOUNTING FOR THESE FIXED FEE CONTRACTS DOES NOT APPEAR TO COMPLY WITH THE
GUIDANCE WITHIN SAB 104 REGARDING THE USE OF A PROPORTIONAL PERFORMANCE MODEL.
AN OUTPUT-BASED APPROACH WOULD GENERALLY BE UTILIZED AS OPPOSED TO AN
INPUT-BASED APPROACH WHICH UTILIZES A COST-TO-COST MODEL. WE REFERENCE THE
CORPORATION FINANCE CURRENT ACCOUNTING AND DISCLOSURE ISSUES UPDATED ON NOVEMBER
30, 2006. TELL US THE AMOUNT OF REVENUES DERIVED FROM THESE FIXED FEE SERVICE
ARRANGEMENTS DURING THE FISCAL AND INTERIM FINANCIAL PERIODS PRESENTED.

         Response
         --------

         The Company respectfully submits that management believes that labor costs are the appropriate measure for the proportional performance model in measuring Web Services revenue, because projects are priced based upon estimated labor hours and labor rates. Although a portion of the Company's fixed fee Web
Services projects reference milestones in statements of work, such references are considered as a billing criteria and not a valid basis for revenue recognition by management. The Company's fixed fee Web Services engagements are typically of short duration (averaging approximately 160 days or less) and therefore the period of time between milestones as an output approach would principally mirror the Company's input computations under the proportional performance model. In instances in which Web service arrangements are terminated by customers prior to completion of any or all milestones, the customer is contractually obligated to pay for services up to the day of termination.

         Attached as Exhibit E to this letter is an analysis separating the revenues derived from fixed fee service arrangements between typical Web services and arrangements that reference milestones during the fiscal and interim periods presented.

82. TELL US HOW YOU DETERMINE WHAT CONSTITUTES YOUR NORMAL CUSTOMARY PAYMENT
TERM. PROVIDE AN ANALYSIS THAT SUPPORTS YOUR CONCLUSION. INDICATE IF YOUR
PAYMENT TERMS VARY BY

April 2, 2007

CUSTOMER TYPE, ARRANGEMENT SIZE, AND PRODUCT MIX. IF SO, TELL US HOW YOU
EVALUATED THOSE FACTORS IN DETERMINING YOUR NORMAL CUSTOMARY PAYMENT TERMS.
DISCLOSE THE TYPICAL PAYMENT TERMS OF YOUR ARRANGEMENTS, THE AMOUNT OF ANY DOWN
PAYMENT, ANY REFUND PROVISIONS OR WHETHER ANY PAYMENTS ARE SUBJECT TO SPECIFIC
MILESTONES OR CUSTOMER ACCEPTANCE PROVISIONS.

         Response
         --------

         The Company advises the Staff that it has revised its revenue recognition policy disclosure to include its customer payment terms. Please see page F-23 of the IPO Prospectus. The Company believes that these policies are consistent with industry practices. For hosting and subscriptions, invoices are issued monthly and are due upon invoice receipt. For Web Services, its standard payment terms are "due upon receipt" or "net 30 days", which are individually negotiated with customers. In all instances, the Company does not offer payment terms beyond 45 days from invoice date. For new Web Service projects, the
Company typically invoices a project deposit of between 20% and 33% of total contract value, which deposit is due upon receipt. The deposit is recorded as deferred revenue and revenue is recognized as the services are performed, which is generally within 30 to 45 days. Thereafter, the Company invoices in accordance with negotiated terms in the individual statements of work which are billable monthly unless the contract specifies otherwise. In either instance, payment terms are negotiated and typically carry "net 30 day" payment terms. For
Web Services projects, some contracts provide for customer acceptance and in those instances where customer acceptances apply, the time between delivery and acceptance is no more than 15 days, however the acceptance period does not extend the payment terms beyond the contractually established terms (E.G., 30 to
45 days). In no instance does the Company extend any payment terms during the acceptance period as terms remain due from invoice date. The Company's arrangements do not offer any refunds for services or products and no specific reserve therefor is maintained.

83. WE NOTE THAT YOU WEB SERVICES "TYPICALLY" DO NOT INVOLVE SIGNIFICANT
PRODUCTION, MODIFICATION OR CUSTOMIZATION OF YOUR LICENSED SOFTWARE PRODUCTS.
TELL US HOW YOU ACCOUNT FOR THESE MULTIPLE ELEMENT ARRANGEMENTS WHEN YOUR WEB
SERVICES DO INVOLVE SIGNIFICANT PRODUCTION, MODIFICATION OR CUSTOMIZATION OF
YOUR LICENSED SOFTWARE PRODUCTS. FURTHER, WHEN YOUR WEB SERVICES ARE DISCOUNTED
FROM THE PRICE LIST, TELL US WHETHER THE DISCOUNTS ARE OTHER THAN SIGNIFICANT
AND EXPLAIN THE SPECIFIC TERMS OF THESE DISCOUNTS. PLEASE TELL US HOW YOU HAVE
CONSIDERED THE GUIDANCE WITHIN THE AICPA REVENUE RECOGNITION TECHNICAL QUESTIONS
AND ANSWERS - REVENUE SECTIONS 5100.50 AND 5100.51 AND THE IMPACT OF THIS
GUIDANCE IN ACCOUNTING FOR YOUR ARRANGEMENTS.

         Response
         --------

         The Company's Web Services never involve significant production, modification or customization of its netEditor or Orgitecture licensed products.
Neither netEditor nor Orgitecture software projects are critical to the functionality of any of its service deliverables. Accordingly,

April 2, 2007

the above-referenced disclosures have been revised to eliminate any potential confusion. Please see page F-23 of the IPO Prospectus.

         With regard to discounts, the Company advises the Staff that it negotiates pricing with customers from a pricing template that provides a narrow range of pricing by tasks that comprise the engagement. The range of negotiated pricing between the high and low end is not significant and the Company does not believe the range in pricing constitutes a discount under the normal business definition of that term in the industry

         Accordingly, based on its business model, its accounting policies and its pricing policies, the Company respectfully submits that it does not believe the guidance within AICPA Revenue Recognition Technical Questions and Answers -
Revenue Sections 5100.50 and 5100.51 applies.

84. WE NOTE YOUR REFERENCE WITHIN YOUR DISCUSSION OF "MANAGED SERVICES" THAT YOU
CONSIDER THE FEES FOR THE MONTHLY HOSTING SERVICES TO BE AKIN TO AN OPERATING
LEASE ARRANGEMENT PURSUANT TO EITF 01-8. TELL US WHY YOU CONSIDER EITF 01-8 TO
BE THE APPROPRIATE ACCOUNTING LITERATURE TO BE CONSIDERED WHEN DETERMINING HOW
TO ACCOUNT FOR YOUR MONTHLY WEB HOSTING SERVICES PROVIDED. TELL US HOW THESE
SERVICES ARE CONSIDERED IN DETERMINING YOUR DELIVERABLES WITHIN YOUR MANAGED
SERVICES ELEMENT UNDER EITF 00-21.

         Response
         --------

         The Company advises the Staff that in its multiple element arrangements that include hosting, the hosting is the undelivered element. Further, since the
Company is unable to attain VSOE for the undelivered element, it relies on the standard in EITF 00-21 to ascertain third party evidence of fair value, as the
Company's pricing for such hosting services is in accordance with standard price lists, and such prices are not discounted. The Company's hosting arrangements are typically short-term in nature and include a clause for termination by either party for convenience upon 30 days' notice. Accordingly, the Company recognizes revenue on hosting arrangements on a monthly basis over the period to which the service is delivered.

         The Company respectfully acknowledges the Staff's comment and concurs that the reference to EITF 01-8 with regard to its accounting for hosting arrangements is not directly pertinent to the disclosure. The Company has therefore revised its accounting policy disclosure accordingly. Please see page
F-22 of the IPO Prospectus.

GOODWILL, PAGE F-18
-------------------

85. TELL US HOW ANY CASH PROJECTIONS USED IN DETERMINING YOUR GOING-CONCERN
STATUS OR FAIR VALUE DETERMINATIONS RELATED TO YOUR STOCK-BASED COMPENSATION
ARRANGEMENTS IMPACTED YOUR DISCOUNTED CASH FLOW PROJECTIONS IN EVALUATING
GOODWILL IMPAIRMENT.

April 2, 2007

         Response
         --------

         The Company advises the Staff that the Company has determined the fair value of its common stock and has evaluated the potential impairment of goodwill after considering a number of factors, one of which is cash flow projections.
The Company's evaluation of its ability to continue as a going concern also considered similar cash flow projections. However, the principal contributing factor to the determination of substantial doubt as to the Company's ability to continue as a going concern was the impending maturity of the Senior Notes
Payable and the lack of certainty that such notes could be repaid, refinanced or extended. The Company's cash flow analyses for such are the same as those utilized in its fair value computations and indicate that, in the absence of the impending debt maturity, the Company could continue as a going concern through the period ending September 30, 2007 and that there would be no impairment of goodwill.

NOTE 2. INCOME TAXES, PAGE F-22
-------------------------------

86. TELL US AND DISCLOSE, IF MATERIAL, THE REASONABLY LIKELY IMPACT ON YOUR
LIQUIDITY OF THE INDIAN SUBSIDIARY'S PERMANENT INVESTMENT OF UNDISTRIBUTED
EARNINGS.

         Response
         --------

         The Company advises the Staff that the gross amount of the estimated taxes on the undistributed earnings of its Indian subsidiary would be approximately $63,000 and $6,000 for the years ending September 30, 2006 and
2005, respectively. However, management believes the parent company has sufficient net operating loss carry forwards ($3,919,000 at September 30, 2006)
to reduce the net impact of any such taxes to zero.

NOTE 2. RECLASSIFICATION, PAGE F-22
-----------------------------------

87. PLEASE EXPLAIN THE NATURE AND AMOUNTS OF THE RECLASSIFICATIONS INCLUDED IN
THE FINANCIAL STATEMENTS FOR THE FISCAL PERIOD ENDED SEPTEMBER 30, 2005 IN ORDER
TO CONFORM THE SEPTEMBER 30, 2006 PRESENTATION IN THE FORM SB-2.

         Response
         --------

         The Company advises the Staff that the only conforming change from the
Registration Statement filed on December 13, 2006 was a reclassification in Cost of Sales. In Amendment No. 1 to the Registration Statement filed on February 8,
2007, the Company reclassified cost of sales in the 2005 Statement of Operations to conform to the corresponding revenue categories, which is comparable to the presentation in the 2006 Statement of Operations. There were no other reclassifications.

April 2, 2007

NOTE 3. ACQUISITIONS, PAGE F-25
-------------------------------

88. WE NOTE THE UNAUDITED PRO FORMA INFORMATION PRESENTED ON PAGE F-25
REFLECTING THE OPERATING RESULTS OF THE COMPANY AS THOUGH THE NEW TILT AND IAPPS
ACQUISITIONS WERE COMPLETED IN THE FISCAL 2006 AND 2005 PERIODS RESPECTIVELY. WE
ALSO NOTE THE PRO FORMA ADJUSTMENTS TO REDUCE DEPRECIATION AS A RESULT OF THE
NEW ACCOUNTING BASIS AND THE REDUCTION IN STOCK COMPENSATION EXPENSE IN ORDER TO
CONFORM TO THE COMPANY'S ACCOUNTING POLICY. CLARIFY FOR US THE NATURE OF AND
REASONS FOR THESE ADJUSTMENTS. ADDRESS HOW NEW TILT'S AND IAPPS' ACCOUNTING
POLICIES DIFFERED FROM THE COMPANY'S.

         Response

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see the revised Note 3 to the financial statements, beginning on page F-32 of the IPO Prospectus.

OTHER COMMITMENTS, PAGE F-31
----------------------------

89. TELL US THE AMOUNT OF SUCCESS FEES YOU HAVE INCLUDED IN THE PURCHASE PRICE
OF ACQUISITIONS AND HOW YOU ACCOUNTED FOR THE AMOUNTS. EXPLAIN HOW THE SUCCESS
FEES ARE SEPARABLE FROM THE UNDERWRITER ARRANGEMENT WITH JOSEPH GUNNAR & CO. LLC
AS NOTED ON PAGE F-37.

         Response
         --------

         The Company advises the Staff that in connection with its acquisition of New Tilt, the Company paid Joseph Gunnar & Co., LLC a success fee of
$150,000, which amount was accounted for as a component of the purchase price of the acquisition. No success fees were paid to Gunnar in connection with its acquisition of iapps, as the acquisition pre-dated the Company's agreement with
Gunnar. The success fees are subject to an October 2005 business combination services agreement which is separate from the underwriting agreement.

         As set forth in the OTHER COMMITMENTS section of the notes to the financial statements on page F-41, under the terms and provisions of the business combination services agreement with Gunnar, Gunnar is to provide the
Company with certain advisory services concerning potential acquisitions and transactions. As compensation for its services, the Company is obligated to pay
Gunnar, at the closing of a business combination, a success fee equal to 6% of the total value of all cash, securities or other property paid in connection with the transaction. This success fee arrangement is entirely separate and apart from the compensation arrangement contemplated under the terms of the underwriting agreement by and between the parties. Further, the success fee earned and earnable is not in any way contingent on the capital raising services contemplated by the underwriting agreement. The underwriting compensation includes, without limitation, non-accountable expense allowance, underwriters'
warrants, etc. as provided in the UNDERWRITING section of the IPO Prospectus.

April 2, 2007

NOTE 9. STOCKHOLDERS' EQUITY, PAGE F-32
---------------------------------------

90. PLEASE PROVIDE US WITH THE FOLLOWING INFORMATION IN CHRONOLOGICAL ORDER FOR
STOCK OPTION GRANTS AND OTHER EQUITY RELATED TRANSACTIONS FOR THE ONE YEAR
PERIOD PRECEDING THE MOST RECENT BALANCE SHEET DATE AND THROUGH THE DATE OF YOUR
RESPONSE:

o    THE NATURE AND TYPE OF STOCK OPTION OR OTHER EQUITY RELATED TRANSACTION;
o    THE DATE OF GRANT/ISSUANCE;
o    DESCRIPTION/NAME OF OPTION OR EQUITY HOLDER;
o    THE REASON FOR THE GRANT OR EQUITY RELATED ISSUANCE;
o    THE NUMBER OF OPTIONS OR EQUITY INSTRUMENTS GRANTED OR ISSUED;
o    THE EXERCISE PRICE OR CONVERSION PRICE;
o    THE FAIR VALUE OF UNDERLYING SHARES OF COMMON STOCK;
o    THE TOTAL AMOUNT OF DEFERRED COMPENSATION OR VALUE ASSIGNED TO BENEFICIAL
     CONVERSION FEATURE RECONCILED TO YOUR FINANCIAL STATEMENT DISCLOSURES; AND
o    THE AMOUNT AND TIMING OF EXPENSE RECOGNITION.

CONTINUE TO PROVIDE US WITH UPDATES TO THE REQUESTED INFORMATION FOR ALL EQUITY
RELATED TRANSACTIONS SUBSEQUENT TO THIS REQUEST THROUGH THE EFFECTIVE DATE OF
THE REGISTRATION STATEMENT.

         Response
         --------

         The information requested by the Staff is attached as Exhibit F to this letter. The Company undertakes to provide updates to this schedule as requested.

91. PLEASE PROVIDE US WITH OBJECTIVE EVIDENCE THAT SUPPORTS YOUR DETERMINATION
OF THE FAIR VALUE OF THE UNDERLYING SHARES OF COMMON STOCK AT EACH GRANT OR
ISSUE DATE. THIS OBJECTIVE EVIDENCE COULD BE BASED ON VALUATION REPORTS THAT
RELY ON METHODOLOGIES DISCUSSED IN THE PRACTICE AID OR ON CURRENT CASH SALES OF
THE SAME OR A SIMILAR COMPANY SECURITY TO A WILLING UNRELATED PARTY OTHER THAN
UNDER TERMS AND CONDITIONS ARISING FROM A PREVIOUS TRANSACTION.

         Response
         --------

         The Company advises the Staff that the fair value of the shares of common stock at each grant or issue date was determined as follows:

         From inception (2000) to July 2005, the fair value of the Company's common stock was determined based on contemporaneous sales of its common stock to unrelated third parties in six private placement transactions. The Company respectfully refers the Staff to the detailed list of these sales provided in response to comment 30. The Company believes, under the guidance of

April 2, 2007

the AICPA Practice Alert 00-1, that contemporaneous sales are the best indicator of fair value for the period from inception (2000) to July 2005.

         For periods subsequent to August 1, 2005, the fair value of the common stock was determined by management through an internal valuation computation following the guidance of the Practice Alert. Additionally, the Company engaged the services of a financial consultant and an independent valuation firm to provide additional guidance to its valuation process. The Company's fair value analysis is provided as Exhibit G to this letter. The analysis considered a variety of quantitative and qualitative factors including, but not limited to, the Company's financial position, an evaluation of the Company's competition, the economic climate in the marketplace, the illiquid nature of the common stock and the Company's analysis of the trading prices of a peer group of comparable public companies.

92. RECONCILE AND EXPLAIN THE DIFFERENCES BETWEEN THE FAIR VALUES OF THE
UNDERLYING COMMON STOCK AT EACH VALUATION DATE, INCLUDING THE DIFFERENCE BETWEEN
THE MOST RECENT FAIR VALUE AND THE MIDPOINT OF YOUR IPO OFFERING RANGE. THIS
RECONCILIATION SHOULD DESCRIBE SIGNIFICANT INTERVENING EVENTS WITHIN THE COMPANY
AND CHANGES IN ASSUMPTIONS AS WELL AS WEIGHTING AND SELECTION OF VALUATION
METHODOLOGIES EMPLOYED THAT EXPLAIN THE CHANGES IN THE FAIR VALUE OF YOUR COMMON
STOCK UP TO THE FILING OF THE REGISTRATION STATEMENT.

         Response
         --------

         Computations of the fair value of the Company's common stock at each valuation date and a reconciliation from the most recent valuation date to the estimated mid-point range of the offering price ($5.50) is provided in Exhibit H to this letter. The Company respectfully submits that this analysis substantiates the accretion in the fair value of its common stock from $2.58 at
December 31, 2006 to the mid-point range of the offering ($5.50). The accretion results principally from the increase in revenues and operating profits to be derived from the acquisition of Objectware and the expected revenue growth of the Company from September 30, 2006 to the planned offering date of April 2007.
The Company also considered the positive impact to working capital resulting from the net proceeds of the offering and the specific favorable impact to current assets (specifically cash) and the elimination of principally all debt resulting from the use of proceeds from the offering.

93. PLEASE REVISE THE NOTE TO INCLUDE THE DISCLOSURES IN PARAGRAPH 179 OF THE
PRACTICE AID. AS APPLICABLE, REVISE TO INCLUDE THE FOLLOWING DISCLOSURES FOR
OPTIONS GRANTED DURING THE 12 MONTHS PRIOR TO THE DATE OF THE MOST RECENT
BALANCE SHEET INCLUDED IN THE FILING:

o    FOR EACH GRANT DATE, THE NUMBER OF OPTIONS OR SHARES GRANTED, THE EXERCISE
     PRICE, THE FAIR VALUE OF THE COMMON STOCK, AND THE INTRINSIC VALUE, IF ANY,
     PER OPTION (THE NUMBER OF OPTIONS MAY BE AGGREGATED BY MONTH OR QUARTER AND
     THE INFORMATION PRESENTED AS WEIGHTED-AVERAGE PER SHARE AMOUNTS);

April 2, 2007

o    WHETHER THE VALUATION USED TO DETERMINE THE FAIR VALUE OF THE EQUITY
     INSTRUMENTS WAS CONTEMPORANEOUS OR RETROSPECTIVE; AND
o    WHETHER THE VALUATION WAS PERFORMED BY A RELATED PARTY.

         Response
         --------

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see the revised page F-44 of the IPO Prospectus.

NOTE 10. INCOME TAXES, PAGE F-35
--------------------------------

94. PLEASE REVISE TO ADDRESS THE DISCLOSURE PROVISIONS UNDER SAB TOPIC 11 C.
DISCLOSE THE AGGREGATE DOLLAR AND PER SHARE EFFECTS OF THE TAX HOLIDAY AND
BRIEFLY DESCRIBE THE FACTUAL CIRCUMSTANCES INCLUDING THE DATE ON WHICH THE
SPECIAL TAX STATUS WILL TERMINATE.

         Response
         --------

         The Company advises the Staff that it estimates that the foreign taxes not incurred as a result of the tax holiday were approximately $45,000 and
$20,000 for the years ended September 30, 2006 and 2005, respectively. The
Company believes these costs are not significant enough to warrant separate disclosure.

         The above-referenced disclosures have been revised to address the
Staff's comment. Please see the revised pages F-44 to F-45 of the IPO
Prospectus.

SUBSEQUENT EVENTS, PAGE F-37
----------------------------

95. WE NOTE YOU AMENDED THE TERMS OF THE DEBT WARRANTS IN NOVEMBER OF 2006. TELL
US HOW YOU INITIALLY ACCOUNTED FOR THE DEBT WARRANTS AND HOW YOUR ACCOUNTING
CHANGED AS A RESULT OF THE AMENDMENTS TO THE INITIAL TERMS. ADDRESS HOW YOU
INITIALLY DETERMINED THE FAIR VALUE OF THE WARRANTS AND HOW THIS VALUE MAY HAVE
BEEN IMPACTED BY THE SUBSEQUENT CHANGE IN TERMS.

         Response
         --------

         The Company advises the Staff that, as originally issued, the above-referenced warrants contained a drafting error to include a provision that would have resulted in a contingent obligation of the Company to redeem the warrants in the event that an initial public offering of the Company's common stock does not occur prior to the expiration of the warrants in April 2011. That provision was not contained in the otherwise detailed letter of intent between the Company and the placement agent for these transactions. The Company accounted for these warrants as additional paid in capital and as a discount against the face value of the Senior Notes Payable. In accounting for the warrants, no consideration was given to the potential redemption feature described above because the warrants were never intended to have such a feature.

April 2, 2007

         The discount was determined by using a relative fair value method and was computed by apportioning the present value of the warrants (computed using the Black-Scholes-Merton option-pricing model (the "Model") as detailed in Note
2 to the Company's financial statements under "VALUATION OF OPTIONS AND WARRANTS
ISSUED TO NON-EMPLOYEES") to the total present value of the face value of the debt plus interest. In applying the Model, the Company used the same assumptions as it had in valuing the other equity instruments as described elsewhere in the financial statements (i.e., stock options and warrants). The redemption feature described above was given no consideration in the original determination of the fair value of the warrants.

         As the warrants were never intended by any party to contain a redempion feature, the amendment described in Note 11 was executed with the warrant holders, with no consideration offered or tendered to any parties.

96. TELL US AS TO WHETHER THESE DEBT WARRANTS HAVE ANY ASSOCIATED REGISTRATION
RIGHTS OR ARE SUBJECT TO ANY PAYMENT PROVISIONS OF ANY TYPE WHICH MAY IMPACT
YOUR ACCOUNTING FOR THESE WARRANTS.

         Response

         The Company advises the Staff that there are no other registration rights or features that would affect the accounting for these warrants.

OBJECTWARE FINANCIAL STATEMENTS FILED FOR THE PERIOD ENDED SEPTEMBER 30, 2006,
------------------------------------------------------------------------------

---------

NOTE 2. REVENUE RECOGNITION, PAGE F-44
--------------------------------------

97. DISCLOSE THE ACCOUNTING LITERATURE RELIED UPON THAT SUPPORTS THE RECOGNITION
MODELS USED FOR YOUR "WEB SERVICES" AND "MANAGED SERVICES."

         Response
         --------

         The Company advises the Staff that Objectware's revenues are comprised of principally two activities - Web Services and Managed Services (primarily hosting). These activities are sold separately and in multiple element arrangements, which Objectware accounts for separately as it satisfies the burden of third party evidence of fair value as defined in EITF 00-21 in those instances in which VSOE cannot be attained. For multiple element arrangements that include fixed-fee Web Services engagements, Objectware has established third party evidence of fair value for the undelivered element (i.e., hosting services) as it has sold many such arrangements priced using a standard price list that provides a narrow range of rates. Objectware recognizes revenue for
Web services in accordance to the proportional performance model described in
SAB 104, based on costs incurred in relation to total estimated costs at completion. Objectware's management believes that labor costs are the appropriate measure for the proportional performance model in measuring Web
Services revenue, as projects are priced based upon estimated labor hours and labor rates. In the instances

April 2, 2007

in which Web service arrangements have been terminated by customers, the customer is responsible and has paid for services up to day of termination.
Objectware believes this input approach under the proportional performance model mirrors an output approach for the services Objectware delivers.

         Managed Services revenue is comprised principally of contractual hosting. Although Objectware views hosting as a value-added service component to its business, it does not market this business line separately. Therefore,
Objectware does not provide separate classification for hosting in its financial statements. Objectware has established third party evidence of fair value for hosting by offering it to customers as it prices such arrangements in accordance with a standard price list which it does not discount. Objectware's hosting contracts include a clause for termination by either party for convenience upon
30 days notice. In instances in which upfront fees are charged in connection with a hosting arrangement, the revenue associated with such fees is deferred and is amortized over the estimated life of the arrangement, which is generally two years. Otherwise, Objectware recognizes revenue on hosting arrangements on a monthly basis over the period to which the service is delivered.

98. DISCLOSE HOW YOU HAVE YOU HAVE ESTABLISHED VSOE FOR EACH OF THE ELEMENTS
INCLUDED IN MULTI-ELEMENT ARRANGEMENTS.

         Response
         --------

         In accordance with EITF 00-21, Objectware believes the burden is to establish third party evidence of fair value as VSOE of fair value cannot be attained. With respect to the undelivered element of Web Services projects which include hosting arrangements, Objectware has established fair value by offering hosting based on a standard price list which it does not discount. For the delivered element(s), revenue is recognized based upon the residual value, i.e., the total contract value less the fair value of the undelivered element.

99. FOR ANY RIGHTS OF RETURNS TO YOUR CUSTOMERS OR END USERS TELL US AND
DISCLOSE HOW YOUR ACCOUNTING COMPLIES WITH SFAS 48.

         Response
         --------

         The Company respectfully advises the Staff that, as is customary with industry practice, Objectware does not provide a right of return for any product or services. In the rare instances in which customers raise concerns over its delivered products or services, Objectware endeavors to remedy the concerns. All costs to date related to such instances have been insignificant and therefore no reserve has been established.

April 2, 2007

100. WE NOTE THAT YOU ACCOUNT FOR YOUR STAND-ALONE WEB SERVICES FIXED FEE
ARRANGEMENTS UNDER A PROPORTIONAL PERFORMANCE MODEL USING AN INPUT METHOD BASED
ON COSTS INCURRED IN RELATION TO TOTAL ESTIMATED COSTS AT COMPLETION. YOUR
ACCOUNTING FOR THESE FIXED FEE CONTRACTS DOES NOT APPEAR TO COMPLY WITH THE
GUIDANCE WITHIN SAB 104 REGARDING THE USE OF A PROPORTIONAL PERFORMANCE MODEL.
AN OUTPUT-BASED APPROACH WOULD GENERALLY BE UTILIZED AS OPPOSED TO AN
INPUT-BASED APPROACH WHICH UTILIZES A COST-TO-COST MODEL. WE REFERENCE THE
CORPORATION FINANCE CURRENT ACCOUNTING AND DISCLOSURE ISSUES UPDATED ON NOVEMBER
30, 2006. TELL US THE AMOUNT OF REVENUES DERIVED FROM THESE FIXED FEE SERVICE
ARRANGEMENTS DURING THE FISCAL AND INTERIM FINANCIAL PERIODS PRESENTED.

         Response
         --------

         The Company advises the Staff that Objectware recognizes revenue on its fixed fee Web Services arrangements in accordance to the proportional performance model method described in SAB 104, based on costs incurred in relation to total estimated costs at completion. Objectware's management believes that labor costs are the appropriate measure for the proportional performance model in measuring Web Services revenue, as projects are priced based upon estimated labor hours and labor rates. Although a portion of the
Objectware's fixed fee Web Services projects reference milestones in statements or work, such references are considered as a billing criteria and not a valid basis for revenue recognition by management. Objectware's fixed fee Web Services engagements are typically of short duration (averaging six months or less) and therefore the period of time between milestones as an output approach would principally mirror Objectware's input computations under the proportional performance model. In instances in which Web service arrangements are terminated by customers prior to completion of any or all milestones, the customer is contractually obligated to pay for services up to the day of termination.

         The table below sets forth the revenues derived from fixed fee engagements in response to the Staff's comment.

                                                         Three Months Ended
                                                     ---------------------------
                       Fiscal Year    Fiscal Year    December 31,   December 31,
                           2006           2005           2006           2005
                       ------------   ------------   ------------   ------------
Web Service Fixed Fee  $      2,214   $      1,549   $        680   $        495
Web Service T & M               887            716            204            221
                       ------------   ------------   ------------   ------------
Total Web Service
Revenue                $      3,101   $      2,265   $        884   $        716
                       ============   ============   ============   ============

101. TELL US HOW YOU DETERMINE WHAT CONSTITUTES YOUR NORMAL CUSTOMARY PAYMENT
TERM. PROVIDE AN ANALYSIS THAT SUPPORTS YOUR CONCLUSION. INDICATE IF YOUR
PAYMENT TERMS VARY BY CUSTOMER TYPE, ARRANGEMENT SIZE, AND PRODUCT MIX. IF SO,
TELL US HOW YOU EVALUATED THOSE FACTORS IN DETERMINING YOUR NORMAL CUSTOMARY
PAYMENT TERMS. DISCLOSE THE TYPICAL PAYMENT TERMS OF YOUR ARRANGEMENTS, THE
AMOUNT OF ANY DOWN PAYMENT, ANY REFUND PROVISIONS OR WHETHER ANY PAYMENTS ARE
SUBJECT TO SPECIFIC MILESTONES OR CUSTOMER ACCEPTANCE PROVISIONS

         Response
         --------

         The Company advises the Staff that Objectware has revised its revenue recognition policy disclosure to include its customer payment terms. Please see page F-54 of the IPO Prospectus.

April 2, 2007

Objectware believes that these policies are consistent with industry practices.
For hosting arrangements, invoices are generally issued monthly and are due upon invoice receipt. For Web Services, the standard payment terms are "due upon receipt" or "net 30 days", with such terms individually negotiated with customers. In all instances, except for one customer as detailed in Note 6 to the financial statements, Objectware does not offer payment terms beyond 45 days from invoice date. The one exception results from a Web Services arrangement in which services were delivered and the customer was unable to pay in accordance with Objectware's standard payment terms due to financial difficulties.
Objectware converted the account receivable into an interest bearing long-term note receivable on which the customer has been making scheduled payments.
Revenue related to the arrangement was recognized only as cash was received under the note receivable.

         For new Web Service projects, Objectware typically invoices a project deposit of between 20% and 33% of the total contract value. Deposits are recorded as deferred revenue and the revenue is recognized as the related work is performed, which is generally within 30 to 45 days. Thereafter, Objectware invoices in accordance with negotiated terms in the individual statements of work which typically are either billable monthly or upon achievement of milestones. In either instance, payment terms are negotiated individually and typically carry "net 30 day" payment terms. For Web Services projects, some contracts provide for customer acceptance and in those instances where customer acceptances apply, the window between delivery and acceptance is no more than 15 days. Objectware does not extend any payment terms during the acceptance period as terms are due from invoice date. Its arrangements do not offer any refunds for services or products and therefore no specific reserve for such is maintained.

102. TELL US AND DISCLOSE IF YOU CONSIDER EITF 01-8 TO BE THE APPROPRIATE
ACCOUNTING LITERATURE IN ACCOUNTING FOR YOUR MONTHLY WEB HOSTING SERVICES
DELIVERABLE WITHIN YOUR MANAGED SERVICES.

         Response
         --------

         The Company respectfully advises the Staff that Objectware's revenue recognition policy for accounting for hosting arrangements is the same as the
Company's policy. Accordingly, as more fully described in the response to
Comment 84, the Company does not believe that reference to EITF 01-8 is pertinent to the disclosure.

GENERAL
-------

103. PROVIDE UPDATED INTERIM PERIOD FINANCIAL STATEMENTS THROUGH DECEMBER 31,
2006 AS REQUIRED BY ITEM 310(G) OF REGULATION S-B.

April 2, 2007

         Response
         --------

         The above-referenced interim period financial information has been provided to address the Staff's comment. Please see revised pages F-49 to F-52 of the IPO Prospectus.

NOTE 12 SUBSEQUENT EVENT, PAGE F-52
-----------------------------------

104. WE NOTE THAT DISCLOSURE THAT THE SALE OF OBJECTWARE IS CONTINGENT ON
BRIDGELINE'S SUCCESSFUL COMPLETION OF ANY IPO AND THE RECEIPT OF PROCEEDS FROM
THE IPO OF AT LEAST $10 MILLION. WE NOTE NO SUCH DISCLOSURE ANYWHERE ELSE IN THE
REGISTRATION STATEMENT. IF THIS IS A CONTINGENCY THEN PLEASE DISCLOSE THIS FACT
THROUGHOUT THE DOCUMENT ACCORDINGLY.

         Response

         Where applicable, the Amendment has been revised to address the Staff's comment. Please see revised pages 5, 12 and 63 of the IPO Prospectus.

NEW TILT FINANCIAL STATEMENTS, PAGES F-54 TO F-65
-------------------------------------------------

105. PLEASE PROVIDE THE COMPARATIVE INTERIM PERIOD FINANCIAL STATEMENTS REQUIRED
BY ITEM 310(C)(3) OF REGULATION S-B.

         Response
         --------

         The Company respectfully advises the Staff that the audited financial statements provided for New Tilt represent the last full year of operations (for the year ended December 31, 2005) and for the operations from January 1, 2006 up to the date of its acquisition by the Company on April 24, 2006. The Company therefore respectfully submits that these financial statements satisfy the requirements of Item 310(c)(3) of Regulation S-B and that no interim financial statements are required to be updated for New Tilt.

         The Company hereby acknowledges that:

         o    should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o    the Company may not assert this action as a defense in any proceeding initiated by the

April 2, 2007

              Commission or any person under the federal securities laws of the
              United States.

         If you require additional information concerning the Registration
Statement, please contact either the undersigned or Daniele Ouellette Levy of this firm at 781-622-5930.

         Thank you very much.

                                          Very truly yours,

                                          /s/ Carl F. Barnes

                                          Carl F. Barnes

Exhibit A - Copies of the graphics referenced in Comment 2
Exhibit B - Dilution calculations referenced in Comment 20
Exhibit C - List of all investors, stock prices and funds raised in the private placements referenced in Comment 30
Exhibit D - Excerpts from the industry reports referenced in Comment 40
Exhibit E - Analysis of the Company's products and services referenced in
            Comments 78 and 81
Exhibit F - Stock option grant and related information referenced in Comment 90
Exhibit G - Analysis of the fair value of the Company's common stock referenced in Comment 91
Exhibit H - Computations and reconciliations of the fair value of the Company's common stock referenced in Comment 92

cc:      Mr. Marc D. Thomas
         Mr. Thomas Massie
         Mr. Gary Cebula
         Joseph C. Marrow, Esq.
         Daniele Ouellette Levy, Esq.
         F. Alec Orudjev, Esq.